

2002

HSBC USA Inc.

Annual Report on Form 10-K

The world's local bank

HSBC

Securities and Exchange Commission
Washington, D.C. 20549
Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002
Commission file number 1-7436

HSBC USA Inc.
(Exact name of registrant as specified in its charter)

452 Fifth Avenue
New York, New York 10018
(Address of principal executive offices)

Telephone: **(212) 525-3735**

IRS Employer Identification No.:	State of Incorporation:
13-2764867	**Maryland**

Securities registered on the New York Stock Exchange pursuant to Section 12(b) of the Act:
Depositary Shares, each representing a one-fourth interest in a share of Adjustable Rate Cumulative Preferred Stock, Series D
$1.8125 Cumulative Preferred Stock
$2.8575 Cumulative Preferred Stock
7% Subordinated Notes due 2006
8.375% Debentures due 2007

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) had filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [X]

All voting stock (704 shares of Common Stock $5 par value) is owned by HSBC North America Inc., an indirect wholly owned subsidiary of HSBC Holdings plc.

Documents incorporated by reference: None

This page is intentionally left blank.

TABLE OF CONTENTS

Part 1

Part II

Part III

Part IV

P A R T I

Item 1. Business

History and Development

HSBC USA Inc. (the Company), incorporated under the laws of Maryland, is a New York State based bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company's origin was in Buffalo, New York in 1850 as The Marine Trust Company, which later became Marine Midland Banks, Inc.(Marine). In 1980, The Hongkong and Shanghai Banking Corporation (now HSBC Holdings plc, hereinafter referred to as "HSBC") acquired 51% of the common stock of Marine and the remaining 49% of common stock in 1987. HSBC is one of the largest banking and financial services organizations in the world. In December 1999, HSBC acquired Republic New York Corporation (Republic) and merged it with the Company. At the merger date, Republic and the Company had total assets of approximately $47 billion and $43 billion, respectively.

At December 31, 2002, the Company had assets of $89.4 billion and approximately 14,000 full and part time employees. The Company's principal subsidiary is HSBC Bank USA (the Bank), which had assets of $86.4 billion and deposits of $60.2 billion at December 31, 2002. The Bank is the tenth largest U.S. commercial bank ranked by assets.

The Company offers a full range of traditional commercial banking products and services to individuals, including high net worth individuals, corporations, institutions and governments. Through its affiliation with HSBC, the Bank offers its customers access to global markets and services. In turn, the Bank plays a role in the delivery and processing of other HSBC products. The Bank also has mortgage banking and retail brokerage operations. The Company is an international dealer in derivative instruments denominated in U.S. dollars and other currencies which include futures, forwards, swaps and options related to interest rates, foreign exchange rates, equity indices, commodity prices and credit, focusing on structuring of transactions to meet clients' needs.

The Bank's domestic operations are primarily in New York State. It also has banking branch offices in Pennsylvania, Florida, Oregon, Washington and California. In addition to its domestic offices, the Bank maintains foreign branch offices, subsidiaries and/or representative offices in the Caribbean, Europe, Panama, Asia, Latin America, Australia and Canada.

Regulation, Supervision and Capital

The Bank is supervised and routinely examined by the State of New York Banking Department and the Board of Governors of the Federal Reserve System (the Federal Reserve), and it is subject to banking laws and regulations which place various restrictions on and requirements regarding its operations and administration, including the establishment and maintenance of branch offices, capital and reserve requirements, deposits and borrowings, investment and lending activities, payment of dividends and numerous other matters. The Federal Reserve Act restricts certain transactions between banks and their nonbank affiliates. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (FDIC) and subject to relevant FDIC regulations.

The Bank is required to maintain noninterest bearing cash reserves with the Federal Reserve Bank. The Bank's reserves averaged $394.0 million in 2002 and $211.0 million in 2001.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) of 8% and 4%, respectively. Also required are ratios of Tier 1 capital (as defined) to average assets (as defined) of 4% at the Bank level and 3% at the Company level as long as the Company has a strong supervisory rating.

The most recent notification from the Federal Reserve Board (FRB) categorized the Company and the Bank as well-capitalized under the regulatory framework for prompt corrective action. Nothing has occurred since that notification that would change that category. To be categorized as well capitalized, a banking institution must have a minimum total risk-based ratio of at least 10%, a Tier 1 risk-based ratio of at least 6%, and a Tier 1 leverage ratio of at least 5%. The actual amounts and ratios for the Company and the Bank were as follows.

	2002		2001	
December 31,	Amount	Ratio	Amount	Ratio
	in millions			
Total capital				
(to risk weighted assets)				
Company	$ 7,796	14.24%	$ 7,404	13.31%
Bank	6,684	12.44	6,502	11.90
Tier 1 capital				
(to risk weighted assets)				
Company	5,127	9.36	4,639	8.34
Bank	4,719	8.78	4,493	8.22
Tier 1 capital				
(to average assets)				
Company	5,127	5.98	4,639	5.48
Bank	4,719	5.66	4,493	5.46
Risk weighted assets				
Company	54,763		55,620	
Bank	53,752		54,655	

The following shows the components of the Company's risk-based capital.

December 31,	2002	2001
	in millions	
Common shareholder's equity	$ 6,634	$ 6,450
Preferred stock	375	375
Guaranteed mandatorily redeemable preferred securities of subsidiaries	1,051	729
Less: Goodwill and identifiable intangibles	(2,918)	(2,896)
Foreign currency translation adjustment	(15)	(19)
Tier 1 capital	5,127	4,639
Long-term debt and other instruments qualifying as Tier 2 capital	2,123	2,209
Qualifying aggregate allowance for credit losses	539	556
Other Tier 2 components	7	-
Tier 2 capital	2,669	2,765
Total capital	$ 7,796	$ 7,404

From time to time, the bank regulators propose amendments to or issue interpretations of risk-based capital guidelines. Such proposals or interpretations could, upon implementation, affect reported capital ratios and net risk weighted assets.

The Bank is subject to risk-based assessments from the Federal Deposit Insurance Corporation (FDIC), the U. S. Government agency that insures deposits in the Bank to a maximum of $100,000 per domestic depositor. Depository institutions subject to assessment are categorized based on capital ratios and other factors, with those in the highest rated categories paying no assessments. The Bank was not assessed by the FDIC in the past three years.

The Deposit Insurance Funds Act (DIFA) of 1996 authorized the Financing Corporation (FICO), a U.S. Government corporation, to collect funds from FDIC insured institutions to pay interest on FICO bonds. The current FICO assessment rate is 1.70 basis points annually for assessable deposits. The FICO assessment rate is adjusted quarterly. The Bank is subject to a quarterly FICO premium.

The USA Patriot Act (Patriot Act), effective October 26, 2001, imposed significant record keeping and customer identity requirements, expanded the government's powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions for violation of the requirements of the Patriot Act intended to detect and deter money laundering. The Patriot Act required the U.S. Treasury Secretary to develop and adopt final regulations with regard to the anti-money laundering compliance obligations on financial institutions (a term which includes insured U.S. depository institutions, U.S. branches and agencies of foreign banks, U.S. broker-dealers and numerous other entities). The U.S. Treasury Secretary delegated this authority to a bureau of the U.S. Treasury Department known as the Financial Crimes Enforcement Network (FinCEN).

Many of the new anti-money laundering compliance requirements of the Patriot Act, as implemented by FinCEN, are generally consistent with the anti-money laundering compliance obligations that applied to the Bank under the Bank Secrecy Act and applicable Federal Reserve Board regulations before the Patriot Act was adopted. These include requirements to adopt and implement an anti-money laundering program, report suspicious transactions and implement due diligence procedures for certain correspondent and private banking accounts. Certain other specific requirements under the Patriot Act involve new compliance obligations. The Patriot Act and other recent events have resulted in heightened scrutiny of Bank Secrecy Act and anti-money laundering compliance programs by the federal bank examiners. HSBC Bank USA is in the process of implementing a program to ensure that it is in full compliance with all such requirements.

Competition

The Gramm-Leach-Bliley Act of 1999 (GLB Act), effective March 11, 2000, eliminated many of the regulatory restrictions on providing financial services. The Act allows for financial institutions and other providers of financial products to enter into combinations that permit a single organization to offer a complete line of financial products and services. Therefore, the Company and its subsidiaries face intense competition in all of the markets they serve, competing with both other financial institutions and non-banking institutions such as insurance companies, major retailers, brokerage firms and investment companies.

Following the enactment of the Gramm-Leach-Bliley Act, the Company elected to be treated as a financial holding company (FHC). As an FHC, the Company's activities in the United States have been expanded enabling it to offer a more complete line of products and services. The Company's ability to engage in expanded financial activities as an FHC depends upon the Company's meeting certain criteria, including requirements that its U.S. depository institution subsidiary, the Bank, and its forty percent owned subsidiary, Wells Fargo HSBC Trade Bank, N.A., be well capitalized and well managed, and that they have achieved at least a satisfactory record of meeting community credit needs during their most recent examination pursuant to the Community Reinvestment Act. In general, an FHC would be required, upon notice by the Federal Reserve Board, to enter into an agreement to correct any deficiency in the requirements necessary to maintain its FHC election. Until such deficiencies are corrected, the Federal Reserve Board may impose limitations on the conduct or activities of an FHC or any of its affiliates as it deems appropriate. If such deficiencies are not timely corrected, the Federal Reserve Board may require an FHC to divest its control of any subsidiary bank or to cease to engage in certain financial activities.

Item 2. Properties

The principal executive offices of the Company are located at 452 Fifth Avenue, New York, New York 10018, which is owned by the Bank. The principal executive offices of the Bank are located at One HSBC Center, Buffalo, New York 14203, in a building under a long-term lease. The Bank has more than 400 other banking offices in New York State located in 49 counties, two branches in Pennsylvania, eight branches in Florida, four branches in California and one branch in Oregon and one in Washington. Approximately 39% of these offices are located in buildings owned by the Bank and the remaining are located in leased quarters. In addition, there are branch offices and locations for other activities occupied under various types of ownership and leaseholds in states other than New York, none of which is materially important to the respective activities. The Bank owns properties in: Buenos Aires, Argentina; Santiago, Chile; Panama City, Panama; Montevideo, Uruguay; Punta del Este, Uruguay and Mexico City, Mexico.

Item 3. Legal Proceedings (See Note 22 Litigation)

Item 4. Submission of Matters to a Vote of Security Holders (Not applicable)

P A R T II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters (Not applicable)

Item 6. Selected Financial Data (1)

Year Ended December 31,	2002	2001	2000	1999	1998
			in millions		
Net interest income	$ 2,376.3	$ 2,265.3	$ 2,118.5	$ 1,225.9	$ 1,165.3
Total trading revenues	33.1	198.9	140.2	10.0	3.7
Securities transactions	118.2	149.3	28.8	10.1	13.8
Interest on Brazilian tax settlement	-	-	-	13.1	32.7
Other operating income	908.0	747.5	663.4	430.8	409.9
Total other operating income	1,059.3	1,095.7	832.4	464.0	460.1
Goodwill amortization	-	176.5	176.1	33.3	37.7
Princeton Note Matter	-	575.0	-	-	-
Operating expenses	1,875.5	1,791.5	1,729.7	794.6	742.5
Provision for credit losses	195.0	238.4	137.6	90.0	80.0
Income before taxes and cumulative effect of accounting change	1,365.1	579.6	907.5	772.0	765.2
Applicable income tax expense	509.7	226.0	338.5	308.3	238.1
Income before cumulative effect of accounting change	855.4	353.6	569.0	463.7	527.1
Cumulative effect of accounting change - implementation of SFAS 133, net of tax	-	(0.5)	-	-	-
Net income	$ 855.4	$ 353.1	$ 569.0	$ 463.7	$ 527.1
Adjusted net income (2)	$ 855.4	$ 529.6	$ 745.1	$ 497.0	$ 564.8
Balances at year end					
Total assets	$ 89,426	$ 87,114	$ 83,035	$ 87,246	$ 33,944
Goodwill	2,829	2,842	3,172	3,245	333
Long-term debt	4,225	4,491	5,097	5,885	1,748
Common shareholder's equity	6,897	6,549	6,834	6,717	2,228
Total shareholders' equity	7,397	7,049	7,334	7,217	2,228
Ratio of shareholders' equity to total assets	8.27 %	8.09 %	8.83 %	8.27 %	6.56 %
Selected financial data (3)					
Rate of return on					
Total assets	0.97 %	0.41 %	0.69 %	1.35 %	1.60 %
Total common shareholder's equity	12.42	4.80	8.22	20.31	24.93
Total shareholders' equity to total assets	8.20	8.50	8.56	6.67	6.44

(1) HSBC acquired Republic New York Corporation (Republic) and merged it with the Company on December 31, 1999. The acquisition was accounted for as a purchase by the Company so that the fair value of the assets and liabilities of Republic are included in balances as of year end 1999. Accordingly, the results of operations of Republic are included with those of the Company for the periods subsequent to the acquisition.

(2) With the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142) on January 1, 2002, the Company is no longer required to amortize goodwill but rather evaluate goodwill for impairment annually. Accordingly, for prior periods presented, goodwill amortization has been excluded from the adjusted amounts for consistency purposes.

(3) Based on average daily balances.

Quarterly Results of Operations

	2002			
	4th Q	3rd Q (1)	2nd Q (1)	1st Q (1)
	in millions			
Net interest income	$ 625.2 (2)	$ 595.1	$ 574.0	$ 582.0
Total trading revenues	10.1	21.5	(30.4)	31.9
Securities transactions	(2.3)	16.2	66.3	38.0
Other operating income	259.3 (3)	211.2	230.3	207.2
Total other operating income	267.1	248.9	266.2	277.1
Operating expenses	496.9	457.4	471.2	450.0
Provision for credit losses	26.2	39.0	56.3	73.5
Income before taxes	369.2	347.6	312.7	335.6
Applicable income tax expense	140.7	130.7	114.1	124.2
Net income	$ 228.5	$ 216.9	$ 198.6	$ 211.4

	2001			
	4th Q	3rd Q	2nd Q	1st Q
	in millions			
Net interest income	$ 595.0	$ 554.7	$ 571.8	$ 543.8
Total trading revenues	22.9	73.8	51.8	50.4
Securities transactions	2.6	20.9	56.6	69.2
Other operating income	233.8	181.1	159.8	172.8
Total other operating income	259.3	275.8	268.2	292.4
Goodwill amortization	43.4	43.8	44.2	45.1
Princeton Note Matter	-	575.0	-	-
Operating expenses	467.7	437.9	439.4	446.5
Provision for credit losses	95.4	47.5	48.0	47.5
Income (loss) before taxes and cumulative effect of accounting change	247.8	(273.7)	308.4	297.1
Applicable income tax expense (benefit)	96.3	(106.5)	120.4	115.8
Income (loss) before cumulative effect of accounting change	151.5	(167.2)	188.0	181.3
Cumulative effect of accounting change - implementation of SFAS 133, net of tax	-	-	-	(0.5)
Net income (loss)	$ 151.5	$ (167.2)	$ 188.0	$ 180.8

(1) Operating expenses for the first three quarters of 2002 were restated in accordance with the adoption of SFAS 147 during the fourth quarter.

(2) Reflects the impact of growth in the balance sheet, primarily residential mortgage loans, and wider interest margins on residential mortgage loans and treasury investments.

(3) Reflects higher levels of fee-based income, including $12.8 million of revenue earned by the newly formed wealth and tax advisory services business. Also includes higher levels of mortgage banking revenue as a result of increased gains on sale of mortgages from higher mortgage origination volumes.

CONSOLIDATED AVERAGE BALANCES AND INTEREST RATES - THREE YEARS

The following table shows the average balances of the principal components of assets, liabilities and shareholders' equity, together with their respective interest amounts and rates earned or paid on a taxable equivalent basis.

	2002		
	Balance	Interest	Rate
Assets			
Interest bearing deposits with banks	$ 1,996	$ 54.7	2.74 %
Federal funds sold and securities purchased under resale agreements	5,289	94.7	1.79
Trading assets	10,943	161.3	1.47
Securities	18,541	975.3	5.26
Loans			
Domestic			
Commercial	16,464	841.5	5.11
Consumer			
Residential mortgages	19,346	1,250.0	6.46
Other consumer	2,963	270.5	9.13
Total domestic	38,773	2,362.0	6.09
International	3,281	160.1	4.88
Total loans	42,054	2,522.1	6.00
Other interest	*	23.4	*
Total earning assets	78,823	$ 3,831.5	4.86 %
Allowance for credit losses	(533)		
Cash and due from banks	2,017		
Other assets	7,473		
Total assets	$ 87,780		
Liabilities and Shareholders' Equity			
Deposits in domestic offices			
Savings deposits	$ 21,070	$ 211.7	1.00 %
Other time deposits	12,170	317.3	2.61
Deposits in foreign offices	18,705	406.7	2.17
Total interest bearing deposits	51,945	935.7	1.80
Federal funds purchased and securities sold under repurchase agreements	2,123	53.0	2.50
Other short-term borrowings	9,292	178.5	1.92
Long-term debt	4,610	263.3	5.71
Total interest bearing liabilities	67,970	$ 1,430.5	2.10 %
Interest rate spread			2.76 %
Noninterest bearing deposits	5,631		
Other liabilities	6,979		
Total shareholders' equity	7,200		
Total liabilities and shareholders' equity	$ 87,780		
Net yield on average earning assets			3.05 %
Net yield on average total assets			2.74

* Other interest relates to Federal Reserve Bank and Federal Home Loan Bank stock included in other assets.

Total weighted average rate earned on earning assets is interest and fee earnings divided by daily average amounts of total interest earning assets, including the daily average amount on nonperforming loans. Loan interest included fees of $42 million for 2002, $55 million for 2001 and $44 million for 2000.

2001			2000		
Balance	Interest	Rate	Balance	Interest	Rate
	in millions				
$ 4,467	$ 207.2	4.64 %	$ 4,424	$ 308.7	6.98 %
3,588	137.9	3.84	3,260	215.0	6.59
8,429	217.1	2.58	5,504	140.5	2.55
19,808	1,292.3	6.52	21,653	1,572.4	7.26
16,997	1,065.7	6.27	16,436	1,266.3	7.70
17,123	1,247.5	7.29	14,551	1,086.3	7.47
3,186	339.3	10.65	3,189	365.7	11.47
37,306	2,652.5	7.11	34,176	2,718.3	7.95
4,135	286.1	6.92	4,790	355.5	7.42
41,441	2,938.6	7.09	38,966	3,073.8	7.89
*	27.9	*	*	32.8	*
77,733	$ 4,821.0	6.20 %	73,807	$ 5,343.2	7.24 %
(541)			(606)		
1,891			1,794		
7,193			7,793		
$ 86,276			$ 82,788		
$ 17,503	$ 275.7	1.58 %	$ 15,579	$ 333.2	2.14 %
14,069	679.7	4.83	13,796	770.9	5.59
20,263	901.5	4.45	19,594	1,230.0	6.28
51,835	1,856.9	3.58	48,969	2,334.1	4.77
2,553	78.2	3.06	2,082	123.8	5.95
7,341	259.0	3.53	6,574	320.9	4.88
4,835	328.1	6.79	5,771	420.3	7.28
66,564	$ 2,522.2	3.79 %	63,396	$ 3,199.1	5.05 %
		2.41 %			2.19 %
5,596			6,063		
6,782			6,246		
7,334			7,083		
$ 86,276			$ 82,788		
		2.96 %			2.91 %
		2.66			2.59

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company reported net income of $855.4 million for 2002 compared with $353.1 million in 2001. Return on average common shareholder's equity was 12.42% in 2002 and 4.80% in 2001. Net income in 2001 included a $351.0 million after tax charge for the Princeton Note Matter and $176.5 million of goodwill amortization, not included in 2002 earnings under new U.S. GAAP accounting rules. When 2001 is adjusted for these items, net income decreased by 3 percent to $855.4 million for the year ended December 31, 2002 from $880.6 million for the year ended December 31, 2001, although net income before taxes increased by 3 percent year over year.

During 2002, the Company achieved solid growth in income from banking operations. Net interest income was $2,376.3 million in 2002 compared with $2,265.3 million in 2001. The increase in net interest income reflects the impact of growth in the balance sheet, primarily residential mortgage loans, and wider interest margins in residential mortgage loans and treasury investments. While total other operating income was down slightly compared to 2001, driven by lower levels of market sensitive trading revenues, solid growth was achieved in most categories of fee-based and other operating income. Total operating expenses were $1,875.5 million for 2002 compared to $2,543.0 million for 2001. The decrease in expense reflects the discontinuance of goodwill amortization in 2002 as well as the impact of the 2001 charge for the Princeton Note Matter. The provision for credit losses was $195.0 million for 2002 compared to $238.4 million for 2001, as credit quality improved, as measured by criticized and nonaccruing loans, during the later part of 2002.

This report includes forward-looking statements. Statements that are not historical facts, including statements about management's beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors include, but are not limited to: sharp and/or rapid changes in interest rates; significant changes in the economic conditions which could materially change anticipated credit quality trends and the ability to generate loans; technology changes and challenges; significant changes in accounting, tax or regulatory requirements; consumer behavior; marketplace perceptions of the Company's reputation and competition in the geographic and business areas in which the Company conducts its operations.

A detailed earnings performance review comparing 2002, 2001 and 2000 begins on page 15. It should be read in conjunction with the consolidated financial statements of the Company which begin on page 53.

Critical Accounting Estimates

Provision for Credit Losses

An assessment of the adequacy of the allowance for credit losses is regularly conducted through a detailed review of the loan portfolio. The allocated portion of the allowance is based on an evaluation of specific commercial and residential mortgage problem loans considered "impaired". Reserves against impaired loans are determined primarily by reference to independent valuations of underlying loan collateral.

In addition, formula-based reserves are provided for homogeneous categories of loans where it is deemed probable, based on historical data, that a loss has been realized even though it has not yet been manifested in a specific loan.

In determining formula-based reserves, the Company utilizes historical data to develop a range of loss factors. These factors are continually updated with consideration given to specific industry forecasts and concentration risks, along with trends in delinquency, nonaccruals and credit classifications. For purposes of this analysis, commercial loan portfolios are segregated by specific business unit while consumer loans are segregated by product type.

The Company then selects the individual loss factors from within the range based upon an evaluation of critical data and trends. These loss factors are then applied to outstanding balances to arrive at formula-based reserve amounts.

At December 31, 2002, there were $345.3 million of formula-based reserves contained within the total allowance for credit losses. Had the loss factors been utilized at the high end of the range, formula-based reserves would have increased by $119.0 million to $464.3 million. In contrast, had the loss factors been utilized at the low end of the range, formula-based reserves would have decreased by $201.5 million to $143.8 million.

Changes in credit quality tend to occur over an extended period of time. As such, movements in selected loss factors within the range tend to be gradual. The Company does not believe the high or low end of the range would occur for every segment of the loan portfolio at one point in time. Further the Company would not expect the allowance for credit losses or associated provision expense to materially change during any given reporting period strictly as a result of movements in selected loss factors from within the range. Large movements primarily result from the significant deterioration of large credits as a result of factors not previously known.

The Company recognizes however that there is a high degree of subjectivity and imprecision inherent in the process of estimating losses utilizing historical data. Accordingly, additional unallocated reserves are provided based upon an evaluation of certain other critical factors including the impact of the national economic cycle, migration of loans within non-criticized loan portfolios, as well as portfolio concentration.

Goodwill

Goodwill is not subject to amortization but must be tested for possible impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment testing requires that the fair value of each reporting unit be compared to its carrying amount, including the goodwill.

Reporting units were identified based upon an analysis of each of the Company's individual operating segments. A reporting unit is defined as any distinct, separately identifiable component of an operating segment for which complete, discrete financial information is available that management regularly reviews. Goodwill was allocated to the carrying value of each reporting unit based on its relative fair value.

Determining the fair value of a reporting unit requires a high degree of subjective management assumption. Discounted cash flow valuation models are utilized that incorporate such variables as revenue growth rates, expense trends, interest rates and terminal values. Based upon an evaluation of key data and market factors, management selects from a range the specific variables to be incorporated into the valuation model.

The Company has established April 30 of each year as the date for conducting its annual goodwill impairment assessment. The variables are selected as of that date and the valuation models are run to determine the fair value of each reporting unit. At April 30, 2002, the Company did not identify any individual reporting unit where fair value was less than carrying value, including goodwill. In aggregate, fair value of all the reporting units exceeded carrying value, including goodwill, by more than $4 billion. Only if the most severely negative assumptions relative to these variables were incorporated into the model, which in the opinion of management are not appropriate assumptions in the current environment, would any individual reporting unit indicate impairment.

Mortgage Servicing Rights

The Company recognizes the right to service mortgages as a separate and distinct asset at the time the loans are sold. Servicing rights are then amortized in proportion to net servicing income and carried on the balance sheet at the lower of their initial carrying value, adjusted for amortization, or fair value.

As interest rates decline, prepayments generally accelerate, thereby reducing future net servicing cash flows from the mortgage portfolio. The carrying value of the mortgage servicing rights (MSRs) is periodically evaluated for impairment based on the difference between the carrying value of such rights and their current fair value. For purposes of measuring impairment, which is recorded through the use of a valuation reserve, MSRs are stratified based upon interest rates and whether such rates are fixed or variable and other loan characteristics. Fair value is determined based upon the application of pricing valuation models incorporating portfolio specific prepayment assumptions. These assumptions involve a high degree of subjectivity that is dependent on future interest rate movements. The reasonableness of these pricing models is periodically substantiated by reference to independent broker price quotations and actual market sales.

Note 6 to the consolidated financial statements contains information regarding the factors (prepayment rate, discount rate, etc.) that were used in determining the fair value of the MSRs at December 31, 2002. It also contains the isolated impacts on fair value resulting from hypothetical changes in those factors, as required by GAAP.

The Company manages its exposure to declines in the fair value of the MSRs by reference to the interest rate environment. For instance, at December 31, 2002, the Company estimates that the fair value of the MSRs would be approximately $63 million higher if intermediate term rates were to immediately increase by 100 basis points. Similarly, if there were an immediate decrease of 100 basis points, the value would be approximately $114 million lower. However, in evaluating the impact of rate changes, the effect of the various financial instruments, including derivatives, that are used to protect the economic value of the MSRs, is considered. After considering that effect, the adjusted positive impact on operations of a 100 basis point increase in rates is $5 million. The negative impact of a 100 basis point decrease is approximately $17 million.

EARNINGS PERFORMANCE REVIEW

Net Interest Income

Net interest income is the total interest income on earning assets less the interest expense on deposits and borrowed funds. In the discussion that follows, interest income and rates are presented and analyzed on a taxable equivalent basis, in order to permit comparisons of yields on tax-exempt and taxable assets.

		Increase/(Decrease)			Increase/(Decrease)		
	2002	Amount	%	2001	Amount	%	2000
				in millions			
Interest income	$3,831.5	$ (989.5)	(20.5)	$4,821.0	$(522.2)	(9.8)	$5,343.2
Interest expense	1,430.5	(1,091.7)	(43.3)	2,522.2	(676.9)	(21.2)	3,199.1
Net interest income - taxable equivalent basis	2,401.0	102.2	4.4	2,298.8	154.7	7.2	2,144.1
Less: taxable equivalent adjustment	24.7	(8.8)	(26.2)	33.5	7.9	30.8	25.6
Net interest income	$2,376.3	$ 111.0	4.9	$2,265.3	$ 146.8	6.9	$2,118.5
Average earning assets	$ 78,823	$ 1,090	1.4	$ 77,733	$ 3,926	5.3	$ 73,807
Average nonearning assets	8,957	414	4.9	8,543	(438)	(4.9)	8,981
Average total assets	$ 87,780	$ 1,504	1.7	$ 86,276	$ 3,488	4.2	$ 82,788
Net yield on:							
Average earning assets	3.05%	.09%	3.0	2.96%	.05%	1.7	2.91%
Average total assets	2.74	.08	3.0	2.66	.07	2.7	2.59

2002 Compared to 2001

Net interest income was $2,376.3 million in 2002 compared with $2,265.3 million in 2001. The 4.9% increase in net interest income for 2002 reflects the impact of a larger balance sheet and a wider net interest margin in a declining rate environment.

Average residential mortgages grew $2.2 billion for 2002 as the mortgage banking division experienced record levels of production driven by the low rate environment which began in 2001. Average investment securities decreased $1.3 billion compared to 2001 as the Company sold securities, including mortgage backed, U.S. Treasury and Latin American securities to adjust to interest rate changes and to reduce its credit risk. The Company invested additional amounts in shorter term trading assets. A more profitable funding mix consisting of higher levels of savings deposits and lower levels of certificate of deposit products also contributed to the increase in net interest income for 2002 as compared to 2001.

The Federal Reserve reductions in short-term rates in 2001 and the fourth quarter of 2002 led to lower gross yields earned on assets and lower gross rates paid on liabilities compared to 2001. The short-term rate cuts led to wider interest margins in the residential mortgage business, treasury investment operations and certain commercial lending businesses.

2001 Compared to 2000

Net interest income was $2,265.3 million in 2001 compared with $2,118.5 million in 2000. The 6.9% increase in net interest income for 2001 reflected the impact of a larger balance sheet and a wider interest margin.

Average residential mortgages grew $2.6 billion for 2001 as the mortgage banking division experienced increased levels of production driven by a low rate environment. Average investment securities decreased $1.8 billion for 2001 as the Company sold securities, including mortgage backed securities, to adjust to interest rate changes and to reconfigure exposure to residential mortgages. Balance sheet growth for 2001 was funded largely by increased levels of consumer savings and time deposits.

The Federal Reserve lowered short-term interest rates eleven times during 2001. For the year 2001, the average annual prime rate decreased 2.3% and the average three month LIBOR rate decreased by 2.8%. The declining interest rate environment in 2001 led to lower gross yields earned on assets and lower gross rates paid on liabilities. In addition to the benefit of an increased level of lower cost personal and commercial deposits, short-term rate cuts led to wider interest margins in certain commercial businesses, the residential mortgage business and treasury.

Forward Outlook

The Company will continue to pursue modest growth in high quality commercial loans and residential mortgages. Some less profitable commercial lending relationships are expected to be exited. We expect continuing weakness in the U.S. economy and the uncertain world wide political environment to encourage our corporate customers to adopt a cautious approach towards revenue growth and capital spending plans, and this will undoubtedly dampen future loan demand. The ultimate level of activity in the residential mortgage portfolio will depend on the rate environment and the Company's appetite for additional mortgage products on the balance sheet. Lending activity should benefit from HSBC Group initiatives, specifically our cross-border business is expected to benefit from the HSBC Group's new North American alignment initiative. The goal of this initiative is to increase HSBC brand awareness and to provide seamless North American service propositions to customers of the Company and HSBC Bank Canada. The acquisition of Household International, Inc. by HSBC, which is expected to be completed during the first quarter of 2003, may also provide an opportunity for future growth.

The Company expects to fund balance sheet growth with personal and commercial deposits and some wholesale market funding. The Company is expected to continue to benefit from the steep yield curve established in the later part of 2002 into the early part of 2003. A continuing low level of interest rates means less money will be earned by the Company on deposits. The lower rate environment may also lead to further movements of customer funds from certificate of deposit products and other investments into saving accounts, thus helping to sustain current interest margins. However, if rates drop and the yield curve flattens in 2003, interest margins are likely to shrink. (See Quantitative and Qualitative Disclosures About Market Risk). This margin shrinkage may be dampened by balance sheet growth or other management actions.

The following table presents net interest income components on a taxable equivalent basis, using tax rates approximating 35%, and quantifies the changes in the components according to "volume and rate".

Net Interest Income Components Including Volume/Rate Analysis

		2002 Compared to 2001 Increase (Decrease)			2001 Compared to 2000 Increase (Decrease)		
	2002	Volume	Rate	2001	Volume	Rate	2000
				in millions			
Interest income:							
Interest bearing deposits with banks	$ 54.7	$(87.7)	$ (64.8)	$ 207.2	$ 2.9	$(104.4)	$ 308.7
Federal funds sold and securities purchased under resale agreements	94.7	49.0	(92.2)	137.9	19.9	(97.0)	215.0
Trading assets	161.3	53.4	(109.2)	217.1	75.4	1.2	140.5
Securities	975.3	(78.7)	(238.3)	1,292.3	(127.7)	(152.4)	1,572.4
Loans							
Domestic							
Commercial	841.5	(32.5)	(191.7)	1,065.7	41.9	(242.5)	1,266.3
Consumer							
Residential mortgages	1,250.0	152.1	(149.6)	1,247.5	188.0	(26.8)	1,086.3
Other consumer	270.5	(22.6)	(46.2)	339.3	(.5)	(25.9)	365.7
International	160.1	(51.9)	(74.1)	286.1	(46.4)	(23.0)	355.5
Other interest *	23.4	(4.5)	-	27.9	(4.9)	-	32.8
Total interest income	3,831.5	(23.4)	(966.1)	4,821.0	148.6	(670.8)	5,343.2
Interest expense:							
Deposits in domestic offices							
Savings deposits	211.7	48.9	(112.9)	275.7	37.7	(95.2)	333.2
Other time deposits	317.3	(82.2)	(280.2)	679.7	15.0	(106.2)	770.9
Deposits in foreign offices	406.7	(64.7)	(430.1)	901.5	40.7	(369.2)	1,230.0
Federal funds purchased and securities sold under repurchase agreements	53.0	(12.0)	(13.2)	78.2	23.7	(69.3)	123.8
Other short-term borrowings	178.5	57.3	(137.8)	259.0	34.3	(96.2)	320.9
Long-term debt	263.3	(14.7)	(50.1)	328.1	(64.9)	(27.3)	420.3
Total interest expense	1,430.5	(67.4)	(1,024.3)	2,522.2	86.5	(763.4)	3,199.1
Net interest income - taxable equivalent basis	$2,401.0	$ 44.0	$ 58.2	$2,298.8	$ 62.1	$ 92.6	$2,144.1

* Other interest income relates to Federal Reserve Bank and Federal Home Loan Bank stock included in other assets.

The changes in interest income and interest expense due to both rate and volume have been allocated in proportion to the absolute amounts of the change in each.

Other Operating Income

Other operating income was $1,059.3 million in 2002 compared with $1,095.7 million in 2001 and $832.4 million in 2000.

	2002	Increase/(Decrease) Amount	%	2001	Increase/(Decrease) Amount	%	2000
			in millions				
Trust income	$ 94.4	$ 6.8	7.8	$ 87.6	$ 2.7	3.2	$ 84.9
Service charges	206.5	17.5	9.2	189.0	16.7	9.7	172.3
Mortgage banking revenue	110.1	30.7	38.7	79.4	46.9	144.3	32.5
Letter of credit fees	66.4	5.4	8.8	61.0	7.5	13.9	53.5
Credit card fees	72.3	8.2	12.7	64.1	8.1	14.5	56.0
Other fee-based income	175.3	38.7	28.3	136.6	4.8	3.7	131.8
Investment product fees	89.1	21.3	31.5	67.8	8.8	14.8	59.0
Other income	93.9	31.9	51.5	62.0	(11.4)	(15.5)	73.4
Nontrading income	908.0	160.5	21.5	747.5	84.1	12.7	663.4
Trading revenues							
Treasury business and other	130.1	(135.9)	(51.1)	266.0	125.8	89.7	140.2
Residential mortgage related	(97.0)	(29.9)	(44.5)	(67.1)	(67.1)	-	-
Total trading revenues	33.1	(165.8)	(83.3)	198.9	58.7	41.9	140.2
Securities transactions	118.2	(31.1)	(20.8)	149.3	120.5	417.6	28.8
Total other operating income	$1,059.3	$ (36.4)	(3.3)	$1,095.7	$263.3	31.6	$832.4

Nontrading Income

2002 Compared to 2001

Nontrading income was $908.0 million in 2002 compared with $747.5 million in 2001. The increase in service charges for 2002 is due to growth in personal and commercial deposit service charges, reflecting business growth in the New York City region as well as fee increases instituted during 2002. The increase in other fee-based income includes $15.1 million of revenue earned by the newly formed wealth and tax advisory services business which commenced activity during the third quarter of 2002. Also, increases in fee income were noted in the International Private Banking, Treasury and Traded Markets businesses. The growth in investment product fees was driven by increases in brokerage revenues due primarily to the sale of annuity products. Revenues related to the sale of annuity products increased $22.5 million compared with 2001. The increase in other income reflects higher levels of insurance revenues. Insurance revenues increased $13.8 million or 42.5% compared to 2001. Over 1,500 professionals are now licensed to sell insurance and certain annuity products through our retail network. The $24.3 million increase in earnings on investments, accounted for under the equity method of accounting also contributed to the growth in other income for 2002. These improved earnings related primarily to the equity investment in HSBC Republic Bank (Suisse) S.A.

The following table presents the components of mortgage banking revenue for the past three years.

	2002		2001	2000 (3)
			in millions	
Servicing fee income	$ 72.4		$ 70.9	$ 71.1
MSRs amortization	(133.6)	(1)	(58.1)	(45.6)
Gain on sale of mortgages	163.7		66.6	7.0
Fair value hedge activity	7.6	(2)	-	-
Total mortgage banking revenue (4)	$ 110.1		$ 79.4	$ 32.5

(1) Includes a $56.3 million provision for impairment. $40.6 million of the provision is included in a valuation reserve at December 31, 2002.

(2) Includes SFAS 133 qualifying fair value adjustments related to residential mortgage banking warehouse fair value hedging activity. Effective December 2002, the Company established a qualifying hedge strategy using forward sales contracts to offset the fair value changes of conventional closed mortgage loans originated for sale.

(3) Prior to the adoption of SFAS 133 on January 1, 2001, the value of economic hedges against servicing rights were considered a component of market value of servicing rights for purposes of assessing impairment. Interest rate lock commitments and forward sales were not specifically recognized until such time as related mortgages were sold at which time they were considered in the determination of the gain or loss on sale. After the adoption of SFAS 133, these instruments were marked to market as a component of residential mortgage business related trading revenue.

(4) Does not include residential mortgage business related trading revenue or net interest income impact of the mortgage business.

Mortgage banking revenue increased $30.7 million compared to 2001 as a result of higher gains on the sale of mortgages from higher mortgage origination volumes. This increase was partially offset by higher levels of mortgage servicing rights (MSRs) amortization which included a provision for impairment of $56.3 million associated with higher prepayment activity during 2002 due to the low rate environment. The provision for impairment was partially offset by increased market value of derivative instruments used to protect the value of MSRs. This was recorded in residential mortgage business related trading revenue. The residential mortgage business related trading revenue and the net interest income impact of the mortgage business should also be considered when evaluating overall profitability of the mortgage business.

2001 Compared to 2000

Nontrading income was $747.5 million in 2001 compared with $663.4 million in 2000. Wealth management, insurance and bankcard fees all grew during 2001 as former Republic customers were introduced to new products. Despite a turbulent equity and fixed income market, brokerage revenues were up $16.3 million or over 25% year to year due in part to higher levels of annuities sales. Insurance revenues increased $10.1 million or 44% compared to 2000 as sales of life, property and casualty, and disability insurance through the branch network were strong. Within the commercial segment, harmonization of HSBC and the former Republic product lines led to increases in deposit, cash management and loan related fees.

Mortgage banking revenue increased significantly due to higher levels of gains on sales of mortgages resulting from a mortgage refinancing wave and the adoption of SFAS 133 on January 1, 2001 which required interest rate locks and forward sales commitments, previously part of mortgage banking revenue, to be marked to market through trading revenue. The total dollar amount of residential mortgages originated for sale was over three times greater than 2000. Offsetting the increase in mortgage banking revenue were losses in residential mortgage related trading revenue.

Forward Outlook

During 2003, the Company will utilize its strong retail distribution network, its HSBC Group linkage and its high quality sales and service culture to pursue revenue growth despite an uncertain economy. The Company will continue to focus on growth in brokerage, insurance, mortgage banking, trust, asset management, private banking and trade service related fees. Maximization of the "cross-sell" potential of the existing customer base will be a key business development theme for the upcoming year. The Company is expecting to earn increased fee income from the newly formed wealth and tax advisory service business, which commenced activity during the third quarter of 2002. Expansion of the Company's reinsurance business will be a strategic initiative for the upcoming year. Mortgage banking will continue to leverage its strong New York and national presence and multiple, well developed origination channels to position the business to maximize production opportunities and maintain continuity in different markets and rate environments. The Company will continue to utilize its well developed secondary market strategy to sell loans to the "Agencies" (FNMA, FHLMC and GNMA), private investors and conduits on a services retained basis.

Trading Revenues

Trading revenues are generated by the Company's participation in the foreign exchange, credit derivative and precious metal markets, from trading derivative contracts, including interest rate swaps and options, from trading securities, and as a result of certain residential mortgage banking activities classified as trading revenue due to the adoption of SFAS 133 effective January 1, 2001.

The following table presents trading revenues by business. The data in the table includes net interest income earned/(paid) on trading instruments, as well as an allocation by management to reflect the funding benefit or cost associated with the trading positions because trading activities are managed to maximize total revenue. The trading related net interest income component is not included in other operating income; it is included in net interest income.

	2002	2001	2000
		in millions	
Trading revenues - treasury business and other	$130.1	$266.0	$140.2
Net interest income *	74.3	38.6	52.1
Trading related revenues - treasury business and other	$204.4	$304.6	$192.3
Business:			
Derivatives and treasury	$ 70.8	$120.2	$ 44.9
Foreign exchange	39.5	93.1	74.4
Precious metals	70.2	52.6	49.1
Other trading	23.9	38.7	23.9
Trading related revenues - treasury business and other	$204.4	$304.6	$192.3
Trading revenues (loss) - residential mortgage business related	$(97.0)	$(67.1)	$ -

* Included in net interest income on the consolidated income statement.

Treasury Business and Other: 2002 Compared to 2001

Total treasury business and other trading related revenues were $204.4 million in 2002 compared to $304.6 million for 2001. The decline in derivatives and treasury trading revenue in 2002 results from mark to market losses on derivative instruments used to protect against rising interest rates and also from widening spread relationships that took place at various times during the year. Offsetting these declines were increased trading revenues in credit and interest rate derivatives resulting from increased customer activity and proprietary trading positions, which profited from movements in credit and interest rate spreads. The reduction in foreign exchange trading revenue for 2002 compared to 2001 reflects lower levels of proprietary trading revenue due to reduced volatility in the foreign exchange markets and adverse rate exchange movements. The increase in precious metals trading revenue for 2002 compared to 2001 is due to increased customer activity and proprietary trading positions, which benefited from movement in precious metals spreads and prices.

Treasury Business and Other: 2001 Compared to 2000

Trading related revenues for 2001 increased 58% compared with 2000. Foreign exchange trading revenue increased $18.7 million or 25% as the Company made a strategic decision to strengthen its capabilities in foreign exchange in the U.S. market. The increase in foreign exchange trading income was a direct result of that decision as trading volumes with clients and proprietary trading revenue increased markedly over 2000. Trading revenue in the Company's banknote business, included in foreign exchange business results, also increased in 2001. The Company also decided to expand its derivative capabilities in 2001. The increased derivatives related trading revenues reflected increased client activity and expanded product offerings. The Company was able to take advantage of falling U.S. interest rates and price volatility to more than double its domestic treasury business related trading revenue in 2001. Precious metals trading revenue increased 7% in 2001 as the Company capitalized on interest rate movements in those markets as well as profiting from precious metals option trading.

Treasury Business and Other: Forward Outlook

The Company expects to continue to build on its capabilities in foreign exchange, credit and interest rate derivatives and precious and base metals to expand its client franchise and grow related revenues. However, these revenues are subject to market factors, among other things, and may vary significantly from reporting period to reporting period.

Residential Mortgage Business Related

In conjunction with the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) on January 1, 2001, certain derivatives including loan commitments granted to customers, forward loan sales commitments (FLSC) associated with originated mortgage loans held for sale, and instruments used to protect against the decline in economic value of mortgage servicing rights, are recorded as trading positions. The components of trading revenue (loss) related to these instruments were as follows.

	2002	2001
	in millions	
SFAS 133 FLSC/Rate locks	$(141.6)	$(27.4)
Derivative instruments used to protect value of MSRs	44.6	(39.7)
Trading revenues (loss) - residential mortgage business related	$ (97.0)	$(67.1)

As a result of the adoption of SFAS 133, higher gains on sale of mortgages, included in mortgage banking revenue (see other operating income), have been recognized in 2002 and 2001 as compared to 2000. In periods prior to the adoption of SFAS 133, the value of the interest rate lock commitments and forward sale commitments were considered in the determination of the lower of cost or market for loans held for sale and the ultimate gain or loss on sale of mortgages. The economic hedges on MSRs were considered in assessing whether or not impairment needed to be recognized. Both were reported as a component of mortgage banking revenue for 2000.

The increase in the market value of the servicing hedges of $44.6 million through the trading account does not include mortgage backed securities (MBS's) on the balance sheet that provide additional economic protection against a decline in the value of MSRs. As the MBS's are classified as investment securities available for sale, the increase in their market value is reflected in the equity section of the balance sheet through other comprehensive income. The change in market value of these securities is not recognized in income until they are sold.

Mortgage banking revenue included in other operating income and the net interest impact of the mortgage business should also be considered when evaluating overall profitability of the mortgage business.

Forward Outlook

The Company will continue to employ a well developed risk management strategy to reduce interest rate and prepayment risk by utilizing derivative instruments to hedge both (a) the mortgage pipeline and (b) MSRs values through different economic cycles and rate environments and within established guidelines.

The Company is pursuing hedge accounting treatment under SFAS 133 for additional closed loans in the pipeline (primarily jumbo loans) that are currently on the lower of cost or market basis and not subject to a mark to market treatment. This would eliminate additional earnings volatility and timing differences associated with this portion of the mortgage pipeline.

Securities Transactions

2002

Security gains for 2002 included gains on sales of mortgage backed, U.S. Treasury and Latin American securities. The Company sold the securities to adjust to interest rate changes and/or reduce its credit risk.

2001

Gains for 2001 were primarily realized from securities sales to adjust to interest rate changes and to reconfigure exposure to residential mortgages. The gains for 2001 included a one-time gain of $19.3 million on the sale of shares in Canary Wharf, a retail/office development investment project in London, England. Gains for 2001 also included $11.2 million on the sale of investment securities acquired to help protect against the decline in economic value of mortgage servicing rights. The Company also recognized losses in 2001 of $38.2 million as it significantly reduced its holdings of Brazilian securities.

Operating Expenses

	2002	Increase (Decrease) Amount	%	2001	Increase (Decrease) Amount	%	2000
			in millions				
Salaries and employee benefits	$1,029.3	$ 28.9	2.9	$1,000.4	$ 25.0	2.6	$ 975.4
Net occupancy	155.7	.2	.1	155.5	(11.7)	(7.0)	167.2
Equipment and software	141.6	12.2	9.4	129.4	14.4	12.5	115.0
Goodwill amortization	-	(176.5)	-	176.5	.3	.2	176.2
Marketing	38.1	(1.8)	(4.5)	39.9	5.6	16.3	34.3
Outside services	112.7	(2.2)	(1.9)	114.9	9.6	9.1	105.3
Professional fees	42.7	1.5	3.5	41.2	2.9	7.6	38.3
Telecommunications	42.5	.8	2.0	41.7	6.5	18.5	35.2
Postage, printing and office supplies	32.0	(.9)	(2.8)	32.9	(.6)	(1.9)	33.5
Princeton Note Matter	-	(575.0)	-	575.0	575.0	-	-
Other	280.9	45.3	19.2	235.6	10.2	4.5	225.4
Total operating expenses	$1,875.5	$(667.5)	(26.2)	$2,543.0	$637.2	33.4	$1,905.8
Personnel - average number	13,856	(585)	(4.1)	14,441	26	.2	14,415

2002 Compared to 2001

Operating expenses were $1,875.5 million in 2002 compared with $2,543.0 million for 2001. The decrease reflects the $575.0 million charge taken in 2001 by the Company to reflect the resolution of the majority of the litigation in the Princeton Note Matter. See Note 22 Litigation, for additional information on the Princeton Note Matter. The decrease in operating expenses for 2002 also reflects the adoption of SFAS 142. See Note 7 Goodwill and Intangible Assets for a discussion of SFAS 142. Under SFAS 142, goodwill is no longer being amortized through operating expenses. The increase in salaries and employee benefits reflects cost of living increases, production driven increases in incentive compensation for certain businesses and higher fringe benefit costs, primarily related to health care and pension costs. Also contributing to this increase are personnel costs related to the newly formed wealth and tax advisory services business which commenced activity during the third quarter of 2002. The increase in equipment and software expense reflects higher levels of depreciation on infrastructure investments made during the past three years. The increase in other expenses for 2002 as compared to 2001 is primarily due to the second quarter 2002 charge related to reserves for letters of credit and for a leveraged lease.

2001 Compared to 2000

Operating expenses were $2,543.0 million in 2001 compared with $1,905.8 million in 2000. The increase in operating expenses reflected a $575.0 million third quarter charge taken by the Company to reflect the resolution of the majority of the litigation in the Princeton Note Matter as well as higher costs due to business expansion in trading and treasury, wealth management and e-commerce, and increased marketing expenses. Incentive compensation tied to performance also increased primarily in the investment, banking and markets business. Average staffing levels (full time equivalents) were 14,441 in 2001 compared with 14,415 in 2000. Republic integration related costs for 2001 were $12.1 million compared to $85.0 million for 2000. The integration costs did not include the higher level of equipment and software depreciation incurred during 2001 on infrastructure investments made during 2000 related to the Republic acquisition. Caused by the weaker U.S. economy as well as the response to the events of September 11, 2001, airlines posted large losses, and the Company made the decision to recognize a charge of $12.0 million for an off-balance sheet airline exposure, included in other expenses.

Forward Outlook

The Company is anticipating higher fringe benefit costs related to pension and health care and corporate insurance. The Company continues to actively take steps necessary to reduce the impact of higher health care costs which are rapidly rising for both the Company and its employees. The Company continues to position itself to operate in an uncertain economy. Improving efficiencies, lowering the cost of traditional delivery channels and maintaining strict cost disciplines will be a priority. Limited incremental costs will be incurred for new business initiatives during 2003. Increased costs are expected relative to the wealth and tax advisory service business, which commenced activity during the third quarter of 2002. To a lesser extent, additional costs are anticipated to support growth in the Company's reinsurance business. Other business initiatives are expected to be funded by cost savings elsewhere in the organization.

As a member of a global organization, the Company has the opportunity to gain cost advantages through the utilization of human, technological and operational resources in low cost environments. The HSBC Group currently operates global processing centers in India and China and plans to open additional sites in Asia this year. The Company has commenced the migration of certain operational and customer service activities to India and intends to continue to do so over the next few years. A qualified team is in place to manage the transition of the work ensuring no negative customer impact and the sensitive handling of affected employees.

The Company is also expected to realize cost savings as a result of the HSBC Group's new North American alignment initiative. The Company and HSBC Bank Canada, the HSBC Group's Canadian based bank, are actively seeking opportunities to better leverage their collective infrastructures and best business practices. These efforts are expected to improve cost efficiencies of both organizations.

Provision for Credit Losses

The provision for credit losses is recorded to adjust the allowance for credit losses to the level that management deems adequate to absorb losses inherent in the loan and lease portfolio. Such provisions in 2002 were $195.0 million, compared with $238.4 million in 2001, representing a decrease of $43.4 million. This decrease reflects improvement in the overall quality of the Company's loan portfolios as evidenced by a declining level of nonaccruals, reduced charge offs and a stabilization of criticized asset totals. The Company's outlook remains cautious given continued weakness in the U.S. economy and uncertainty as to the outcome of certain significant world events.

Criticized assets, which include loans credit graded "special mention", "substandard" or "doubtful", are a key indicator of credit quality. Criticized asset totals remained relatively stable increasing by just $10.2 million to $2,210.2 million at December 31, 2002 from $2,200.0 million at December 31, 2001. In 2001, criticized assets totals increased by $158.5 million.

Consumer and commercial nonaccruing loans decreased by a total $29.4 million to $387.4 million at December 31, 2002 from $416.8 million at December 31, 2001. This decrease reflects the migration of $312.4 million of loans into nonaccrual status offset by $341.7 million of payoffs and pay downs, charge offs, returns to accrual and other movements. In 2001, $507.5 million of loans migrated to nonaccrual status.

Total net charge offs were $205.7 million for the year ended December 31, 2002, a $32.0 million decrease from $237.7 million for the year ended December 31, 2001. The significantly slower pace of migration to criticized and nonaccrual status, coupled with a lower level of net charge offs reflect the improvement in the Company's overall credit quality profile.

Overall key coverage statistics have remained strong as the allowance for credit losses at December 31, 2002 represented 1.13% of total loans as compared with 1.24% at December 31, 2001 and 127.3% of total nonaccruing loans at December 31, 2002, compared with 121.5% at December 31, 2001.

The Company also maintains a separate reserve for credit losses associated with certain off-balance sheet exposures including letters of credit, unused commitments to extend credit and financial guarantees. This reserve increased by $2.0 million to $51.4 million at December 31, 2002 from $49.4 million at December 31, 2001. The net result was an increase in the reserves held against certain criticized letters of credit, offset by the settlement of the exposure on a specific financial performance guarantee in 2002, and $22.0 million of new provisions which are recorded as a charge to other expense. This represents an increase of $12.4 million from the previous year.

Although criticized letters of credit increased by $55.0 million to $369.2 million at December 31, 2002 from $314.2 million at December 31, 2001, this was primarily the result of the credit downgrade of two large corporate exposures. The Company does not believe these specific downgrades to be indicative of a trend toward deterioration in the overall quality of the off balance sheet portfolio.

Forward Outlook

Although the credit quality of both the consumer and commercial portfolios has been relatively stable, there have been signs of improvement. As credit quality in all portfolios remains a concern, the Company will continue to monitor closely key economic indicators and trends including governmental and corporate spending priorities, consumer confidence and the general business climate, and will take decisive action to quickly identify and address problem situations.

An analysis of the allowance for credit losses and the provision for credit losses begins on page 44.

Income Taxes

The Company recognized income tax expense of $509.7 million and $226.0 million in 2002 and 2001, respectively. The increase in income tax expense for 2002 is principally due to an increase in pretax income.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. At December 31, 2002, the Company had a net deferred tax liability of $209.2 million, as compared with a net deferred tax asset of $328.1 million at December 31, 2001. The change from a net deferred tax asset position to a net deferred tax liability position is primarily attributable to settlement payments made during the first quarter of 2002 related to the Princeton Note litigation, tax deductible pension contributions and the tax effect of items accounted for on a mark to market basis.

Business Segments

The Company reports and manages its business segments consistently with the line of business groupings used by HSBC. As a result of HSBC line of business changes, the Company altered the business segments that it used in 2002 to reflect the movement of certain domestic private banking activities from the Personal Financial Services Segment to the Private Banking Segment. Also activity related to selected commercial customers was moved from the Commercial Banking Segment to the Corporate, Investment Banking and Markets Segment. Prior year disclosures have been conformed herein to the presentation of current segments.

The Company has four distinct segments that it utilizes for management reporting and analysis purposes. These segments are based upon products and services offered and are identified in a manner consistent with the requirements outlined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). The segment results show the financial performance of the major business units.

These results are determined based on the Company's management accounting process, which assigns balance sheet, revenue and expense items to each reportable business unit on a systematic basis. Management does not analyze depreciation and amortization expense or expenditures for additions to long-lived assets since they are not considered significant. As such, these amounts are included in other expenses and average assets, respectively, in the table. The following describes the four reportable segments.

The Personal Financial Services Segment provides an extensive array of products and services including installment and revolving term loans, deposits, branch services, mutual funds and insurance. These products are marketed to individuals primarily through the branch banking network. Residential mortgage lending provides loan financing through direct retail and wholesale origination channels. Mortgage loans are originated through a network of brokers, wholesale agents and retail originations offices. Servicing is performed for the individual mortgage holder or on a contractual basis for mortgages owned by third parties.

The Commercial Banking Segment provides a diversified range of financial products and services. This segment provides loan and deposit products to small and middle-market corporations including specialized products such as equipment and real estate financing. These products and services are offered through multiple delivery systems, including the branch banking network. In addition, various credit and trade related products are offered such as standby facilities, performance guarantees, acceptances and accounts receivable factoring.

The Corporate, Investment Banking and Markets Segment is comprised of Corporate/Institutional Banking (CIB) and Investment Banking and Markets (IB&M). CIB provides deposit and lending functionality to large corporate and multi-national corporations and banks. U.S. dollar clearing services are offered for domestic and international wire transfer transactions. Credit and trade related products such as standby facilities, performance guarantees and acceptances are also provided to large corporate entities. The IB&M component includes treasury and traded markets. The treasury function maintains overall responsibility for the investment and borrowing of funds to ensure liquidity, manages interest rate risk and capital at risk. Traded markets encompasses the trading and sale of foreign exchange, banknotes, derivatives, precious metals, securities and emerging markets instruments, both domestically and internationally.

The Private Banking Segment offers a full range of services for high net worth individuals including deposit, lending, trading, trust and investment management.

Other Segment for 2001 included the expense associated with the Princeton Note settlement and related liabilities recorded in September of 2001 and paid in January of 2002.

The following summarizes the results for each segment.

	Personal Financial Services	Commercial Banking	Corporate, Investment Banking and Markets	Private Banking	Other	Total
			in millions			
2002						
Net interest income (1)	$ 1,192	$ 643	$ 412	$ 129	$ -	$ 2,376
Other operating income	371	161	401	127	-	1,060
Total income	1,563	804	813	256	-	3,436
Operating expenses (2)	893	407	375	201	-	1,876
Working contribution	670	397	438	55	-	1,560
Provision for credit losses (3)	72	92	22	9	-	195
CMBT	598	305	416	46	-	1,365
Average assets	27,133	15,229	42,631	2,787	-	87,780
Average liabilities/equity (4)	32,818	13,093	33,115	8,736	18	87,780
2001						
Net interest income (1)	$ 1,066	$ 588	$ 469	$ 142	$ -	$ 2,265
Other operating income	325	170	489	112	-	1,096
Total income	1,391	758	958	254	-	3,361
Operating expenses (2) *	817	435	365	175	575	2,367
Working contribution	574	323	593	79	(575)	994
Provision for credit losses (3)	71	76	80	11	-	238
CMBT *	503	247	513	68	(575)	756
Average assets	23,763	15,663	42,418	4,432	-	86,276
Average liabilities/equity (4)	29,856	11,884	32,170	12,222	144	86,276
2000						
Net interest income (1)	$ 955	$ 592	$ 447	$ 125	$ -	$ 2,119
Other operating income	306	150	247	129	-	832
Total income	1,261	742	694	254	-	2,951
Operating expenses (2) *	822	406	327	174	-	1,729
Working contribution	439	336	367	80	-	1,222
Provision for credit losses (3)	38	66	35	(1)	-	138
CMBT *	401	270	332	81	-	1,084
Average assets	21,099	16,045	41,562	4,082	-	82,788
Average liabilities/equity (4)	31,821	12,197	27,311	11,459	-	82,788

* Contribution margin before tax (CMBT) represents pretax income (loss) excluding goodwill amortization in 2001 and 2000.

(1) Net interest income of each segment represents the difference between actual interest earned on assets and interest paid on liabilities of the segment adjusted for a funding charge or credit. Segments are charged a cost to fund assets (e.g. customer loans) and receive a funding credit for funds provided (e.g. customer deposits) based on equivalent market rates.

(2) Expenses for the segments include fully apportioned corporate overhead expenses.

(3) The provision apportioned to the segments is based on the segments' net charge offs and the change in allowance for credit losses. Credit loss reserves are established at a level sufficient to absorb the losses considered to be inherent in the portfolio.

(4) Common shareholder's equity and earnings on common shareholder's equity are allocated back to the segments based on the percentage of capital assigned to the business.

Personal Financial Services: 2002 Compared to 2001

This segment contributed $598 million to CMBT in 2002. Growth in CMBT over 2001 was $95 million or 19%. The increase in net interest income for 2002 reflects the impact of a larger balance sheet, a wider interest margin earned on residential mortgages and a more profitable funding mix consisting of higher levels of savings deposits and lower levels of certificate of deposit products. Average residential mortgages grew $2.2 billion for 2002, as the mortgage banking division experienced record levels of production driven by a low rate environment. Other operating income has increased over the previous year reflecting growth in brokerage, primarily due to higher annuity sales, and insurance related income. Expense increases are attributable to performance related incentive compensation programs in brokerage, mortgage and branch banking.

Commercial Banking: 2002 Compared to 2001

This segment contributed $305 million to CMBT in 2002 compared to $247 million in 2001. The increase in net interest income reflects improved margins in middle-market commercial banking as well as a larger overall balance sheet. The Company continues to exit less profitable commercial lending relationships. The lower level of operating expenses are due to decreases in support/infrastructure costs for regional middle-market commercial banking. The higher provision for credit losses for 2002 is due to a small number of problem loans. The credit quality deterioration that began late in 2001 and continued in early 2002, began to improve in the later part of the year.

Corporate, Investment Banking and Markets: 2002 Compared to 2001

This segment contributed $416 million to CMBT in 2002 compared to $513 million in 2001. The reduction in other operating income reflects a decline in trading related revenues. Derivatives and treasury trading revenue declined due to mark to market losses on derivative instruments used to protect against rising interest rates and also from widening spread relationships that took place at various times during the year. A reduction in foreign exchange trading revenue for 2002 compared to 2001 reflects lower levels of proprietary trading revenue due to reduced volatility in the foreign exchange markets and adverse rate exchange movements. The higher provision for credit losses in 2001 reflects losses related to a single large corporate customer in the energy sector.

Private Banking: 2002 Compared to 2001

This segment contributed $46 million to CMBT in 2002 compared to $68 million in 2001. The reduction in net interest income and average liabilities compared to 2001 reflects the migration of customers from deposit products to mutual funds and annuities due to the lower rate environment. Reduced net interest income and average assets and liabilities also reflect the continuing migration of customers in Asia to other HSBC Group members. The increase in other operating income is due to increased levels of fee income earned on wealth management products and revenue earned by the newly formed wealth and tax advisory service business. The increase in operating expenses relates to costs associated with the newly formed wealth and tax advisory service business.

Other: 2002 Compared to 2001

This segment for 2001 included the expenses associated with the Princeton Note settlement and related liabilities recorded in September 2001 and paid in January of 2002.

Personal Financial Services: 2001 Compared to 2000

The increase in net interest income for 2001 reflected the impact of a larger balance sheet and a wider interest margin. Average residential mortgages grew $2.6 billion for 2001, as the mortgage banking division experienced higher levels of production driven by a low rate environment. Wider interest margins earned on residential mortgages and customer deposits also contributed to increased net interest income. The growth in other operating income reflected growth in wealth management fees, deposit service charges and insurance. In conjunction with the adoption of SFAS 133 on January 1, 2001, mark to market losses were recognized in other operating income in the residential mortgage business. The increased provision for credit losses reflected a weaker economy and higher delinquency rates on consumer loans.

Commercial Banking: 2001 Compared to 2000

Increased fees for commercial loans and deposit servicing/cash management were the principal factors behind the growth in other operating income. The operating expense increase for 2001 was principally due to the full year impact of the Panama branch acquisitions. Higher provisions for credit losses reflected the weaker economic conditions during 2001, with losses concentrated in receivable and inventory lending portfolios.

Corporate, Investment Banking and Markets: 2001 Compared to 2000

The increase in CMBT was driven by higher levels of other operating income. Higher levels of trading revenues were earned as the Company expanded its capabilities in foreign exchange, derivatives and other trading. The Company was also able to take advantage of falling U.S. interest rates as well as price volatility to significantly increase treasury related trading revenue. Other operating income was up significantly year to year due to gains realized from securities sales to adjust to interest rate changes and to reconfigure exposure to residential mortgages. These security sales contributed to the lower level of net interest income earned for 2001 in this business segment. The increase in operating expenses reflected the higher costs associated with the previously noted business expansions in traded markets as well as increases in incentive compensation tied to performance. The higher provision for credit losses reflected losses related to a single large corporate in the energy sector.

Private Banking: 2001 Compared to 2000

The lower level of other operating income was driven by losses on sale of securities, as the Company significantly reduced its holdings of Brazilian securities. The migration of private banking business in Asia to other HSBC Group members also contributed to lower revenues. Higher operating expenses required to build the business were offset by lower costs associated with the noted migration of Asian business.

Other: 2001 Compared to 2000

This segment for 2001 included the expenses associated with the Princeton Note settlement and related liabilities recorded in September 2001 and paid in January of 2002.

BALANCE SHEET REVIEW

Risk Management

The Company's organizational structure includes a Risk Management Committee comprised of senior officers to oversee the risk management process. This committee is charged with the review of the internal control framework which identifies, measures, monitors and controls the risks undertaken by the various business and support units and the Company as a whole. It is responsible for the review of all risks associated with significant new products and activities and their primary internal controls prior to implementation. The spectrum of risks includes, but is not limited to liquidity, market, credit, operational, legal and reputational risk. The Asset and Liability Policy Committee manages the details of liquidity and interest rate risk. The management of credit risk is further discussed on page 39.

Asset/Liability Management

The principal objectives of asset/liability management are to ensure adequate liquidity and to manage exposure to interest rate, currency and other market risks. In managing these risks, the Company seeks to protect both its income stream and the value of its assets.

Liquidity management requires maintaining funds to meet customers' borrowing and deposit withdrawal requirements as well as funding anticipated growth. Interest rate exposure management seeks to control both the near term and longer term effects of interest rate movements on net interest income and other correlated income.

The Company has a variety of available techniques for implementing asset/liability management decisions. Overall balance sheet strategy is centralized under the Asset and Liability Policy Committee, comprised of senior officers. Authority and responsibility for implementation of the Committee's broad strategy is controlled under a framework of defined balance sheet position limits.

The Company employs a combination of market rate risk assessment techniques, principally dynamic simulation modeling, capital at risk analysis, gap analysis and Value At Risk (VAR) to assess the sensitivity of its earnings and capital positions to changes in interest rates. In addition, VAR, stress testing and other analyses are used for trading activities. In dynamic simulation modeling, the primary technique currently used, reactions to a range of possible future positive and negative interest rate movements are projected with consideration given to known activities and to the behavioral patterns of specific pools of assets and liabilities in the corresponding rate environments. The optionality of some instruments such as mortgage backed securities and the mortgage loan portfolio is taken into consideration. VAR attempts to capture the potential loss resulting from unfavorable market developments within a given time horizon (typically 10 days) and given a certain confidence level (99%). Management of market risk is further discussed on page 48.

Diversification is also a principle employed in asset/liability management. The Company is an active participant in international banking markets. Managing this activity requires diversification of the risks among many countries and counterparties throughout the world. Liabilities, which are primarily interest bearing deposits and other purchased funds, are obtained from both domestic and international sources. These sources of funds represent a wide range of depositors, mostly individuals, and product types. The stability of the funding base is enhanced by the diversification of the funding sources.

On January 1, 2001 the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) as amended by SFAS 137 and SFAS 138. SFAS 133 requires that all derivative financial instruments be recognized at fair value on the balance sheet. To the extent these derivatives qualify for special hedge accounting under SFAS 133, changes in their value may be offset by the corresponding mark to market of hedged assets, liabilities, firm commitments or for forecasted transactions, deferred as a component of shareholders' equity until the transaction occurs. The ineffective portion of the change in value of a derivative in a qualifying hedge relationship and derivative contracts that do not qualify for hedge accounting under SFAS 133 are recognized currently in earnings although the adoption of SFAS 133 resulted in the liquidation of certain derivative contracts previously identified as qualifying hedges and the mark to market as trading positions of many others. The Company pursues several SFAS 133 qualifying hedge strategies.

Specifically, within the context of its overall balance sheet risk management strategy, interest rate swap and futures contracts are utilized to protect against changes in fair values and cash flows associated with certain balance sheet assets, liabilities, forecasted transactions and firm commitments in order to maintain net interest margin within a range that management considers acceptable. Additionally, forward contracts are utilized to hedge the foreign currency risk associated with available for sale debt securities.

Interest rate swaps that call for the receipt of a variable market rate and the payment of a fixed rate are utilized under fair value strategies to hedge the risk associated with changes in the risk free rate component of the value of certain fixed rate investment securities. Interest rate swaps that call for the receipt of a fixed rate and payment of a variable market rate are utilized to hedge the risk associated with changes in the risk free rate component of certain fixed rate debt obligations.

Similarly, interest rate swaps that call for the receipt of a variable market rate and the payment of a fixed rate are utilized under the cash flow strategy to hedge the forecasted repricing of certain deposit liabilities.

Effective December 2002, the Company established a SFAS 133 qualifying hedge strategy using forward sales contracts to offset the change in the fair value of conventional closed residential mortgage loans originated for sale.

Some earnings volatility results from the mark to market of certain economically viable derivative contracts that do not satisfy the qualifying hedge requirements of SFAS 133, as well as from the hedge ineffectiveness associated with the qualifying contracts. The Company continues to pursue its overall asset and liability risk management objectives using a combination of derivatives and cash instruments.

Liquidity Management

Liquidity is managed to provide the ability to generate cash to meet lending, deposit withdrawal and other commitments at a reasonable cost in a reasonable amount of time, while maintaining routine operations and market confidence. The Asset and Liability Policy Committee is responsible for the development and implementation of related policies and procedures to ensure that the minimum liquidity ratios and a strong overall liquidity position are maintained.

In carrying out this responsibility, the Asset and Liability Policy Committee projects cash flow requirements and determines the optimal level of liquid assets and available funding sources to have at the Company's disposal, with consideration given to anticipated deposit and balance sheet growth, contingent liabilities, and the ability to access short-term wholesale funding markets. In addition, the Committee must monitor deposit and funding concentrations in terms of overall mix and to avoid undue reliance on individual funding sources and large deposit relationships. They must also maintain a liquidity management contingency plan, which identifies certain potential early indicators of liquidity problems, and actions which can be taken both initially and in the event of a liquidity crisis to minimize the long-term impact on the Company's business and customer relationships.

Deposit accounts from a diverse mix of "core" retail, commercial and public sources represent a significant, cost-effective source of liquidity under normal operating conditions. The Company's ability to regularly attract wholesale funds at a competitive cost is enhanced by strong ratings from the major credit ratings agencies. As of December 31, 2002, the Company and its principal operating subsidiary, HSBC Bank USA, maintained the following long and short-term debt ratings.

	Short-Term Debt			Long-Term Debt		
	Moody's	S&P	Fitch	Moody's	S&P	Fitch
HSBC USA Inc.	P-1	A-1	F1+	A1	A+	AA-
HSBC Bank USA	P-1	A-1+	F1+	Aa3	AA-	AA-

The Company issued $300 million of floating rate senior notes in September 2002. The Company's shelf registration statement filed with the Securities and Exchange Commission has $825 million available under which it may issue debt and equity securities and has ready access to the capital markets for long-term funding through the issuance of registered debt. In addition, the Company maintains an unused $500 million bank line of credit with HSBC Bank plc, and as member of the New York Federal Home Loan Bank, a secured borrowing facility in excess of $5 billion collateralized by residential mortgage loan assets. Off-balance sheet special purpose vehicles or other off-balance sheet mechanisms are not utilized as a source of liquidity or funding.

Assets, principally consisting of a portfolio of highly rated investment securities in excess of $19 billion, approximately $8 billion of which is scheduled to mature within the next twelve months, a liquid trading portfolio of approximately $13 billion, and residential mortgages are a primary source of liquidity to the extent that they can be sold or used as collateral for borrowing. The economics and long-term business impact of obtaining liquidity from assets must be weighed against the economics of obtaining liquidity from liabilities, along with consideration given to the associated capital ramifications of these two alternatives. Currently, assets would be used to supplement liquidity derived from liabilities only in a crisis scenario.

It is the policy of the Bank to maintain both primary and secondary collateral in order to ensure precautionary borrowing availability from the Federal Reserve. Primary collateral is that which is physically maintained at the Federal Reserve, and serves as a safety net against any unexpected funding shortfalls that may occur. Secondary collateral is collateral that is acceptable to the Federal Reserve, but is not maintained there. If unutilized borrowing capacity were to be low, secondary collateral would be identified and maintained as necessary.

The Company projects, as part of normal ongoing contingency planning, that in the event of a severe liquidity problem there would be sources of cash exceeding projected uses of cash by over $10 billion. This also assumes that the Company no longer has access to the wholesale funds market. In addition, the Company maintains residential mortgages and eligible collateral at the Federal Reserve that could provide additional liquidity if needed.

Off-Balance Sheet Arrangements

Letters of Credit

The Company may issue a letter of credit for the benefit of a customer, authorizing a third party to draw on the letter for specified amounts under certain terms and conditions. The issuance of a letter of credit is subject to the Company's credit approval process and collateral requirements. The Company issues two types of letters of credit, commercial and standby.

A commercial letter of credit is drawn down on the occurrence of an expected underlying transaction, such as the delivery of goods. Upon the occurrence of the transaction, a commercial letter of credit is recorded as a customer acceptance in other assets and other liabilities until settled.

A standby letter of credit may be either performance or financial. A standby letter of credit is also issued to third parties for the benefit of a customer and is essentially a guarantee that the customer will perform, or satisfy some obligation, under a contract. It irrevocably obligates the Company to pay a third party beneficiary when a customer either: (1) in the case of a performance standby letter of credit, fails to perform some contractual non-financial obligation, or (2) in the case of a financial standby letter of credit, fails to repay an outstanding loan or debt instrument.

Fees are charged for issuing letters of credit commensurate with the customer's credit evaluation and the nature of any collateral. Deferred fees on standby letters of credit included in other liabilities at December 31, 2002 and 2001 were $3.7 million and $4.2 million, respectively.

Loan Sales with Recourse

The Company securitizes and sells loans, generally without recourse. In prior years, the Company's mortgage banking subsidiary has sold residential mortgage loans with recourse to it upon borrower default, with partial indemnification from third parties.

Credit Derivatives

The Company enters into credit derivative contracts to provide value-added solutions to the risk management and investment needs of its customers. Credit derivatives are arrangements that allow one party (the "beneficiary") to transfer the credit risk of a "reference asset" to another party (the "guarantor"). This arrangement allows the guarantor to assume the credit risk associated with the reference asset without directly purchasing it. The beneficiary agrees to pay to the guarantor a specified fee while in return, the guarantor agrees to pay the beneficiary an agreed upon amount if there is a default during the term of the contract.

In accordance with its policy, the Company offsets virtually all of the market risk it assumes in selling credit guarantees through a credit derivative contract with another counterparty. Credit derivatives, although having characteristics of a guarantee, are accounted for in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) and are carried at fair value. The commitment amount included in the table below is the maximum amount that the Company could be required to pay, without consideration of the approximately equal amount receivable from third parties.

Commitments to Extend Credit

Loan commitments are agreements to make or acquire a loan as long as the agreed upon terms are met.

The following table provides information at December 31, 2002 related to the off-balance sheet arrangements and lending and sales commitments.

December 31, 2002	One Year or Less	Over One Through Five Years	Over Five Years	Total	
		in millions			
Standby letters of credit, net of participations	$ 3,144	$ 999	$ 78	$ 4,221	(1)
Commercial letters of credit, net of participations	656	-	-	656	
Recourse on sold loans	-	3	23	26	(2)
Credit derivative contracts	331	5,399	-	5,730	(3)
Commitments to extend credit	17,294	8,061	990	26,345	
Commitments to deliver mortgage backed securities	3,206	-	-	3,206	
Total	$24,631	$14,462	$1,091	$40,184	

(1) Includes $302 million issued for the benefit of related parties.
(2) $17 million of this amount is indemnified by third parties.
(3) Includes $71 million issued for the benefit of related parties.

At December 31, 2001, the Company had standby letters of credit and financial guarantees (net of risk participations) and commitments to extend credit of $5,583 million and $28,722 million, respectively. The Company also had $2,122 million of commitments to deliver mortgage backed securities at December 31, 2001.

The Company also has unused credit card and home equity lines of $7,033 million and $6,331 million at December 31, 2002 and 2001, respectively. Credit card and home equity lines allow consumers to purchase goods or services and to obtain cash advances. However, the Company has the right to change or terminate any terms or conditions of a customer's account, upon notification to the customer.

Special Purpose and Variable Interest Entities

Commercial Paper Conduit

An affiliated member of the HSBC Group (HSBC affiliate) supports the financing needs of customers by facilitating their access to the commercial paper markets. These markets provide an attractive, lower-cost financing alternative for these customers. Specifically, a customer's assets such as high-grade trade or other receivables are sold to a commercial paper financing entity, which in turn issues high-grade short-term commercial paper that is collateralized by such assets. The HSBC affiliate facilitates these transactions and bills and collects fees from the financing entity for the services it provides.

In its role as administrator of this independently rated specialized financing entity, the HSBC affiliate structures financing transactions for customers such that the receivables financed through the financing entity are appropriately diversified and credit enhanced to support the issuance of asset backed commercial paper. Neither the HSBC affiliate nor the Company service the assets or transfer their own receivables into the financing entity.

The Company and other banks provide liquidity facilities, which mature within one year, in the form of either loan or asset purchase commitments, in support of each transaction in the financing entity. In addition, the Company provides a standby letter of credit as a program wide credit enhancement to the financing entity. The Company collects fees from the financing entity for both the liquidity facility and the standby letter of credit. Credit risk is managed on these commitments by subjecting them to normal underwriting and risk management processes. Although the analysis has yet to be completed, it is reasonably possible that the Company may have to consolidate the financing entity under the new accounting requirements of FIN 46.

At December 31, 2002 and 2001, the financing entity had total commitments to customers of $1,250.0 million and $350.0 million, and total investments of $792.0 million and $120.0 million, respectively. At December 31, 2002 and 2001, the Company had liquidity commitments and standby letters of credit to the financing entity of $685.0 million and $175.0 million, respectively. Assets in the financing entity are principally trade receivables, auto loans and credit card receivables.

Trust Certificates

The HSBC affiliate also organizes trusts that are special purpose entities (SPEs) that issue floating rate certificates backed by the underlying assets of the trusts, which the SPEs purchase primarily from insurance companies. The Company's relationship with the SPE is solely as a counterparty to derivative transactions (interest rate swaps) with it. The derivative transactions are accounted for in accordance with SFAS 133 and are carried at fair value. At December 31, 2002 and 2001, the SPEs had total assets of $412.0 million and $230.0 million, respectively. Currently, these SPEs are not consolidated with the Company and although the analysis has yet to be completed, the Company does not believe it is reasonably possible that the SPEs will be consolidated under the new accounting requirements of FIN 46.

Investments in Limited Partnerships

The Company has investments of less than 20% in limited partnerships, primarily Low Income Housing Tax Credit Partnerships. Currently, these partnerships are not consolidated and are being evaluated for consolidation under FIN 46.

Contractual Obligations

Obligations to make future payments under contracts are as follows.

December 31, 2002	One Year or Less	Over One Through Five Years	Over Five Years	Total
		in millions		
Subordinated long-term debt and perpetual capital notes	$ -	$300	$1,753	$2,053
Guaranteed mandatorily redeemable securities	-	-	1,050	1,050
Other long-term debt, including capital lease obligations	61	520	481	1,062
Minimum future rental commitments on operating leases	66	176	81	323
Total	$127	$996	$3,365	$4,488

Interest Rate Sensitivity

The Company is subject to interest rate risk associated with the repricing characteristics of its balance sheet assets and liabilities. Specifically, as interest rates change, interest earning assets reprice at intervals that do not correspond to the maturities or repricing patterns of interest bearing liabilities. This mismatch between assets and liabilities in repricing sensitivity results in shifts in net interest income as interest rates move. To help manage the risks associated with changes in interest rates, and to optimize net interest income within ranges of interest rate risk that management considers acceptable, the Company uses derivative instruments such as interest rate swaps, options, futures and forwards as hedges to modify the repricing characteristics of specific assets, liabilities, forecasted transactions or firm commitments.

The following table shows the repricing structure of assets and liabilities as of December 31, 2002. For assets and liabilities whose cash flows are subject to change due to movements in interest rates, such as the sensitivity of mortgage loans to prepayments, data is reported based on the earlier of expected repricing or maturity. The resulting "gaps" are reviewed to assess the potential sensitivity to earnings with respect to the direction, magnitude and timing of changes in market interest rates. Data shown is as of one day, and one day figures can be distorted by temporary swings in assets or liabilities.

December 31, 2002	Noninterest Bearing Funds	Interest Bearing Funds 0-90 Days	91-180 Days	181-365 Days	Over 1 Year	Total
			in millions			
Assets	$ 9,268	$45,455	$5,094	$6,202	$23,407	$89,426
Liabilities and shareholders' equity	16,948	50,810	3,717	2,430	15,521	89,426
Effect of derivative contracts	-	(1,373)	(250)	23	1,600	-
Gap position	$(7,680)	$(6,728)	$1,127	$3,795	$ 9,486	$ -

Liabilities and shareholders' equity at year end 2002 include domestic time deposits of $100,000 or more with maturity dates as follows: $2,977 million, 0-90 days; $1,647 million, 91-180 days; $508 million, 181-365 days, and $463 million over 1 year.

The Company does not use the static "gap" measurement of interest rate risk reflected in the table above as a primary management tool. See pages 46 and 47 for further description of earnings at risk measurements and dynamic simulation modeling employed by the Company to manage interest rate risk.

Commercial Loan Maturities and Sensitivity to Changes in Interest Rates

The following table presents the contractual maturity and interest sensitivity of domestic commercial and international loans at year end 2002.

December 31, 2002	One Year or Less	Over One Through Five Years	Over Five Years
		in millions	
Domestic:			
Construction and mortgage loans	$ 2,261	$2,512	$1,577
Other business and financial	7,227	2,888	506
International	2,018	872	139
Total	$11,506	$6,272	$2,222
Loans with fixed interest rates	$ 5,060	$2,351	$1,332
Loans having variable interest rates	6,446	3,921	890
Total	$11,506	$6,272	$2,222

Securities Portfolios

Debt securities that the Company has the ability and intent to hold to maturity are reported at amortized cost. Securities acquired principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. All other securities are classified as available for sale and carried at fair value, with unrealized gains and losses included in accumulated other comprehensive income and reported as a separate component of shareholders' equity.

The following table is an analysis of the carrying values of the securities portfolios at the end of each of the last three years.

	Available for Sale			Held to Maturity		
December 31,	2002	2001	2000	2002	2001	2000
			in millions			
U.S. Treasury	$ 266	$ 372	$ 323	$ 14	$ -	$ -
U.S. Government agency	9,597	8,068	9,119	3,903	3,882	3,530
Obligations of U.S. states and political subdivisions	-	-	-	673	769	730
Asset backed securities	2,935	3,485	3,166	-	-	-
Other domestic debt securities	705	739	1,487	31	-	-
Foreign debt securities	887	2,435	2,555	7	-	-
Equity securities	304	169	224	-	-	-
Total	$14,694	$15,268	$16,874	$4,628	$4,651	$4,260

The following table reflects the distribution of maturities of debt securities held at year end 2002 together with the approximate taxable equivalent yield of the portfolio. The yields shown are calculated by dividing annual interest income, including the accretion of discounts and the amortization of premiums, by the amortized cost of securities outstanding at December 31, 2002. Yields on tax-exempt obligations have been computed on a taxable equivalent basis using applicable statutory tax rates.

Securities - Contractual Final Maturities and Yield

Taxable Equivalent Basis	Within One Year Amount	Within One Year Yield	After One but Within Five Years Amount	After One but Within Five Years Yield	After Five but Within Ten Years Amount	After Five but Within Ten Years Yield	After Ten Years Amount	After Ten Years Yield
				in millions				
Available for sale:								
U.S. Treasury	$ -	-%	$ *	6.28%	$ 202	3.97%	$ 62	4.32%
U.S. Government agency	73	7.20	941	4.39	680	5.39	7,599	4.62
Asset backed securities	35	1.78	792	2.68	909	2.15	1,188	2.11
Other domestic debt securities	513	.26	148	2.52	15	1.73	27	2.35
Foreign debt securities	115	4.72	491	5.72	215	6.14	48	3.88
Total amortized cost	$736	1.72%	$2,372	3.98%	$2,021	3.84%	$8,924	4.28%
Total fair value	$739		$2,400		$2,070		$9,181	
Held to maturity:								
U.S. Treasury	$ 14	1.15%	$ -	-%	$ *	5.65%	$ -	-%
U.S. Government agency	*	8.36	188	7.23	193	7.15	3,522	6.71
Obligations of U.S. states and political subdivisions	9	12.76	45	9.36	130	8.87	489	8.82
Other domestic debt securities	-	-	-	-	-	-	31	6.09
Foreign debt securities	7	2.63	-	-	-	-	-	-
Total amortized cost	$ 30	5.07%	$ 233	7.65%	$ 323	7.84%	$4,042	6.96%
Total fair value	$ 30		$ 240		$ 347		$4,288	

* Less than $500 thousand

The maturity distribution of U.S. Government agency obligations and other securities which include asset backed securities, primarily mortgages, are based on the contractual due date of the final payment. These securities have an anticipated cash flow that includes contractual principal payments and estimated prepayments generally resulting in shorter average lives than those based on contractual maturities.

Credit Risk Management

The credit approval and policy function is centralized under the control of the Chief Credit Officer. The structure is designed to emphasize credit decision accountability, optimize credit quality, facilitate control of credit policies and procedures and encourage consistency in the approach to, and management of, the credit process throughout the Company.

The Risk Management Committee is responsible for oversight of the credit risk profile of the loan portfolio. The Chief Credit Officer is responsible for the design and management of the credit function including monitoring and making changes, where appropriate, to written credit policies.

In addition to active supervision and evaluation by lending officers, periodic reviews of the loan portfolio are made by internal auditors, independent auditors, the Board of Directors and regulatory agency examiners. These reviews cover selected borrowers' current financial position, past and prospective earnings and cash flow, and realizable value of collateral and guarantees.

Loans Outstanding

The following table provides a breakdown of major loan categories as of year end for the past five years.

	2002	2001	2000	1999	1998
			in millions		
Domestic:					
Commercial:					
Construction and mortgage loans	$ 6,350	$ 5,954	$ 5,646	$ 5,648	$ 3,096
Other business and financial	10,621	10,564	12,551	12,002	7,803
Consumer:					
Residential mortgages	20,842	17,951	15,836	13,241	9,467
Credit card receivables	1,101	1,148	1,232	1,290	1,291
Other consumer loans	1,693	1,770	1,640	1,231	1,319
	40,607	37,387	36,905	33,412	22,976
International:					
Government and official institutions	184	169	302	444	331
Banks and other financial institutions	139	314	852	727	622
Commercial and industrial	2,248	2,587	1,946	3,747	120
Consumer	458	466	413	-	-
	3,029	3,536	3,513	4,918	1,073
Total loans	$43,636	$40,923	$40,418	$38,330	$24,049

2002

The increase in construction and mortgage loan reflects growth achieved in New York State based real estate lending business. The increase in residential mortgage loans was the result of record levels of production driven by the low rate environment which began in 2001. The decrease in international loans reflects the continuing migration of customers in Asia to other HSBC Group members.

2001

The decrease in other business and financial commercial loans for 2001 compared to 2000 reflects the intentional unwinding of marginally profitable relationships in Corporate Institutional Banking as well as lower levels of shorter term money market loans. Residential mortgages increased during 2001 as the mortgage banking division experienced higher levels of production driven by a low rate environment. On January 1, 2001, the Bank acquired approximately $346 million in commercial and consumer loans as a result of the acquisition of the Panama branches of HSBC Bank plc.

2000

In the third quarter of 2000, HSBC acquired Credit Commercial de France. As part of the consolidation of HSBC's commercial banking activities in the U.S., the Company acquired a commercial loan portfolio of approximately $500 million of the New York office of Credit Commercial de France. Additionally, $2.4 billion of commitments to lend were assumed as part of the acquisition.

In 2000, certain operations of non-U.S. branches and subsidiaries of the Company were transferred to foreign operations of HSBC. Over $1 billion of international loans were transferred or sold to other HSBC entities.

In the third quarter of 2000, the Company purchased the banking operations of Chase Manhattan Bank, Panama. Approximately $390 million of consumer and $220 million of commercial loans were acquired from Chase Panama.

1999

As a result of the Republic acquisition, loans increased approximately $14 billion at December 31, 1999 comprised of $6 billion commercial loans, $4 billion residential mortgages and $4 billion international loans.

Problem Loan Management

Borrowers who experience difficulties in meeting the contractual payment terms of their loans receive special attention. Depending on circumstances, decisions may be made to cease accruing interest on such loans.

Commercial loans are designated as nonaccruing when, in the opinion of management, reasonable doubt exists with respect to collectibility of all interest and principal based on certain factors, including adequacy of collateral. However, the Company complies with regulatory requirements which mandate that interest not be accrued on commercial loans with principal or interest past due for a period of ninety days unless the loan is both adequately secured and in process of collection.

Interest that has been accrued but unpaid on loans placed on nonaccruing status generally is reversed and reduces current income at the time loans are so categorized. Interest income on these loans may be recognized to the extent of cash payments received. In those instances where there is doubt as to collectibility of principal, any cash interest payments received are applied as principal reductions. Loans are not reclassified as accruing until interest and principal payments are brought current and future payments are reasonably assured.

Risk Elements in the Loan Portfolio at Year End

	2002	2001	2000	1999	1998
			in millions		
Nonaccruing loans:					
Domestic:					
Construction and other commercial real estate	$ 29	$ 28	$ 35	$ 83	$ 104
Other commercial loans	200	238	253	160	141
Consumer loans	116	118	104	95	92
Subtotal	345	384	392	338	337
International	42	33	31	6	-
Total nonaccruing loans	387	417	423	344	337
Other real estate and owned assets	17	18	21	14	9
Total nonaccruing loans, other real estate and owned assets	$ 404	$ 435	$ 444	$358	$ 346
Ratios:					
Nonaccruing loans to total loans	.89%	1.02%	1.05%	.90%	1.40%
Nonaccruing loans, other real estate and owned assets to total assets	.45	.50	.53	.41	1.02
Accruing loans contractually past due 90 days or more as to principal or interest:					
Consumer	$ 5	$ 10	$ 13	$ 17	$ 18
Commercial	31	12	29	23	12
International	5	-	-	-	-
Total accruing loans contractually past due 90 days or more	$ 41	$ 22	$ 42	$ 40	$ 30

In certain situations where the borrower is experiencing temporary cash flow problems, and after careful examination by management, the interest rate and payment terms may be adjusted from the original contractual agreement. When this occurs and the revised terms at the time of renegotiation are less than the Company would be willing to accept for a new loan with comparable risk, the loan is separately identified as restructured.

Nonaccruing loans at December 31, 2002 totaled $387 million compared with $417 million a year ago. Of the nonaccruing loans at December 31, 2002 over 34% are less than 30 days past due as to cash payment of principal and interest. Nonaccruing loans that have been restructured but remain on nonaccruing status amounted to $4 million, $3 million and $8 million at December 31, 2002, 2001 and 2000, respectively. During 2002, $6 million of nonaccruing commercial loans were sold. Cash payments received on loans on nonaccruing status during 2002, or since loans were placed on nonaccruing status, whichever was later, totaled $30 million, $9 million of which was recorded as interest income and $21 million as reduction of loan principal.

Residential mortgages are generally designated as nonaccruing when delinquent for more than ninety days. Loans to credit card customers that are past due more than ninety days are designated as nonaccruing only if the customer has agreed to credit counseling; otherwise they are charged off in accordance with a predetermined schedule. Other consumer loans are generally not designated as nonaccruing and are charged off against the allowance for credit losses according to an established delinquency schedule.

The Company identified impaired loans totaling $288 million at December 31, 2002 of which $170 million had a related impairment reserve of $89 million. At December 31, 2001, identified impaired loans were $243 million, of which $151 million had a related impairment reserve of $83 million.

Cross-Border Net Outstandings

The following table presents total cross-border net outstandings in accordance with Federal Financial Institutions Examination Council (FFIEC) guidelines. Cross-border net outstandings are amounts payable to the Company by residents of foreign countries regardless of the currency of claim and local country claims in excess of local country obligations. Excluded from cross-border net outstandings are, among other things, the following: local country claims funded by non-local country obligations (U.S. dollar or other non-local currencies), principally certificates of deposit issued by a foreign branch, where the providers of funds agree that, in the event of the occurrence of a sovereign default or the imposition of currency exchange restrictions in a given country, they will not be paid until such default is cured or currency restrictions lifted or, in certain circumstances, they may accept payment in local currency or assets denominated in local currency (hereinafter referred to as constraint certificates of deposit); and cross-border claims that are guaranteed by cash or other external liquid collateral. The Company's cross-border net outstandings at December 31, 2000 excluded $682 million of Brazilian assets funded by constraint certificates of deposit.

Cross-border net outstandings include deposits in other banks, loans, acceptances, securities available for sale, trading securities, revaluation gains on foreign exchange and derivative contracts and accrued interest receivable. There were no cross-border net outstandings which exceeded .75% of total assets at December 31, 2002.

Cross-Border Net Outstandings Which Exceed .75% of Total Assets at Year End

	Banks and Other Financial Institutions	Government and Official Institutions	Commercial and Industrial (1)	Total
		in millions		
December 31, 2001:				
Germany	$1,145	$35	$ 56	$1,236
December 31, 2000:				
France	500	15	135	650
Germany	889	6	77	972
United Kingdom	443	8	208	659

(1) Includes excess of local country claims over local country obligations.

Allowance for Credit Losses and Charge Offs

At year end 2002, the allowance was $493 million, or 1.13% of total loans, compared with $506 million, or 1.24% of total loans, a year ago. The ratio of the allowance to nonaccruing loans was 127.28% at December 31, 2002 compared with 121.50% a year earlier.

	2002	2001	2000	1999	1998
			in millions		
Total loans at year end	$43,636	$40,923	$40,418	$38,330	$24,049
Average total loans	42,054	41,441	38,966	23,385	21,392
Allowance for credit losses:					
Balance at beginning of year	$ 506.4	$ 525.0	$ 638.0	$ 379.7	$ 409.4
Allowance related to acquisitions, net/other	(2.2)	(19.0)	(11.3)	268.6	-
Charge offs:					
Commercial:					
Construction and mortgage loans	8.0	6.7	11.2	-	-
Other business and financial	141.4	181.3	173.0	27.0	27.9
Consumer:					
Residential mortgages	2.8	3.2	5.2	12.1	10.2
Credit card receivables	61.0	65.6	70.9	86.5	105.0
Other consumer loans	13.8	11.2	10.9	9.5	9.5
International	13.9	12.5	1.8	-	-
Total charge offs	240.9	280.5	273.0	135.1	152.6
Recoveries on loans charged off:					
Commercial:					
Construction and mortgage loans	9.4	.2	3.3	-	-
Other business and financial	11.2	28.8	14.6	18.3	22.9
Consumer:					
Residential mortgages	.8	1.0	1.0	1.0	.8
Credit card receivables	8.0	9.1	10.7	11.6	14.9
Other consumer loans	3.7	3.6	4.5	3.9	4.3
International	2.1	.1	.2	-	-
Total recoveries	35.2	42.8	34.3	34.8	42.9
Total net charge offs	205.7	237.7	238.7	100.3	109.7
Translation adjustment	(.4)	(.3)	(.6)	-	-
Provision charged to income	195.0	238.4	137.6	90.0	80.0
Balance at end of year	$ 493.1	$ 506.4	$ 525.0	$ 638.0	$ 379.7
Allowance ratios:					
Total net charge offs to average loans	.49%	.57%	.61%	.43%	.51%
Year-end allowance to:					
Year-end total loans	1.13	1.24	1.30	1.66	1.58
Year-end total nonaccruing loans	127.28	121.50	124.06	185.72	112.74

In addition, the Company also maintains a separate reserve for credit losses associated with certain off-balance sheet exposures including letters of credit, unused commitments to extend credit and financial guarantees. This reserve, included in other liabilities, was $51.4 million at December 31, 2002 and $49.4 million at December 31, 2001.

As described in more detail in the Summary of Significant Accounting Policies beginning on page 60, the allowance for credit losses is the amount that in the judgment of management is adequate to absorb estimated losses inherent in the loan portfolio at the balance sheet date. It includes specific reserves, formula-based reserves and an unallocated component.

Management regularly performs an assessment of the adequacy of the allowance by conducting a detailed review of the loan portfolio. The specific loss portion of the allowance includes reserves that are calculated based upon an evaluation of individual commercial and residential mortgage loan problem credits that are considered "impaired" as well as formula-based reserves against loans where it is deemed probable, based upon analysis of historical data, that a loss is inherent in the loan portfolio even though it has not yet manifested itself in individual loan assets.

The Company regularly reviews its loss experience and assesses its loss factors utilizing current data, to ensure that the allowance for credit losses is adequate to cover losses inherent and historically measurable but yet unidentified losses in its commercial and consumer loan portfolios. The estimation of inherent losses involves the determination of formula-based loss factors. These loss factors are developed and continually updated with consideration given to industry forecasts, concentration risks, and internal audit findings along with trends in delinquency, nonaccruals and credit classifications. For purposes of this analysis, commercial loan portfolios are segregated by specific business unit while consumer loans are segregated by product type.

Management recognizes that there is a high degree of subjectivity and imprecision inherent in the process of estimating future losses utilizing historical data. Accordingly, the Company provides additional unallocated reserves based upon an evaluation of certain other factors including the impact of the national economic cycle, migration trends in the non-criticized loan portfolios, as well as the concentration of loans to individual counterparties.

The Company continually reviews and updates its loss estimation models and techniques, refreshing historical data elements and closely monitoring both general economic and specific business trends.

An allocation of the allowance by major loan categories follows.

Allocation of Allowance for Credit Losses

	2002		2001		2000		1999		1998	
	Amount	% of Loans to Total Loans	Amount	% of Loans tc Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
					in millions					
Domestic:										
Commercial:										
Construction and mortgage loans	$ 27	14.6	$ 25	14.6	$ 28	14.0	$ 45	14.8	$ 23	12.8
Other business	226	24.3	224	25.8	163	31.0	163	31.3	62	32.4
Consumer:										
Residential mortgages	11	47.8	11	43.9	10	39.2	43	34.5	12	39.4
Credit card receivables	51	2.5	53	2.8	62	3.0	40	3.4	45	5.4
Other consumer	27	3.9	29	4.3	31	4.1	17	3.2	12	5.5
International	93	6.9	105	8.6	117	8.7	116	12.8	31	4.5
Unallocated reserve	58	-	59	-	114	-	214	-	195	-
Total	$493	100.0	$506	100.0	$525	100.0	$638	100.0	$380	100.0

Capital Resources

Total common shareholder's equity at year end 2002 was $6,897 million, compared with $6,549 million at year end 2001. The equity base increased by $855 million from net income and reduced by $670 million for common shareholder dividends paid to HNAI and $23 million for dividends to preferred stock shareholders. The equity base also increased by $164 million from the change in other comprehensive income. The other capital contribution from the parent of $22 million includes $16 million relating to an HSBC stock option plan in which almost all of the Company's employees are eligible to participate and $6 million relating to other activity.

The ratio of common shareholder's equity to total year-end assets was 7.71% at December 31, 2002 compared with 7.52% at December 31, 2001.

Market Risk

In consideration of the degree of interest rate risk inherent in the banking industry, the Company has interest rate risk management policies designed to meet performance objectives within defined risk/safety parameters. In the course of managing interest rate risk, a combination of risk assessment techniques, including dynamic simulation modeling, gap analysis, Value at Risk (VAR) and capital at risk analysis are employed. The combination of these tools enables management to identify and assess the potential impact of interest rate movements and take appropriate action.

Certain limits and benchmarks that serve as guidelines in determining the appropriate levels of interest rate risk for the institution have been established. One such limit is expressed in terms of the Present Value of a Basis Point (PVBP), which reflects the change in value of the balance sheet for a one basis point movement in all interest rates. The institutional PVBP limit as of December 31, 2002 was plus or minus $4.0 million, which includes distinct limits associated with trading portfolio activities and financial instruments. Thus, for a one basis point change in interest rates, the policy dictates that the value of the balance sheet shall not change by more than +/- $4.0 million. As of December 31, 2002, the Company had a position of $2.1 million PVBP reflecting the impact of a one basis point increase in interest rates.

The Company also monitors changes in value of the balance sheet for large movements in interest rates with an overall limit of +/- 10%, after tax, change from the base case valuation for either a 200 basis point gradual rate increase or a 100 basis point gradual rate decrease. As of December 31, 2002, for a gradual 200 basis point increase in rates, the value was projected to drop by 0.1% and for a 100 basis point gradual decrease in rates, value was projected to drop by 4.4%. The projected drop in value is primarily related to changes in the value of balance sheet products with ascribed maturities beyond three years and assumes no management actions to either manage exposures to the changing interest rate environment or reinvesting the proceeds from any maturing assets or liabilities.

In addition to the above mentioned limits, the Company's Asset and Liability Policy Committee particularly monitors the simulated impact of a number of interest rate scenarios on net interest income. These scenarios include both rate shock scenarios which assume immediate market rate movements of 200 basis points, as well as rate change scenarios in which rates rise or fall by 200 basis points over a twelve month period. The individual limit for such gradual 200 basis point movements is currently +/- 10%, after tax, of base case earnings over a twelve month period. Simulations are also performed for other relevant interest rate scenarios including immediate rate movements and changes in the shape of the yield curve or in competitive pricing policies. Net interest income under the various scenarios is reviewed over a twelve month period, as well as over a three year period. The simulations capture the effects of the timing of the repricing of all assets and liabilities, including derivative instruments such as interest rate swaps, futures and option contracts. Additionally, the simulations incorporate any behavioral aspects such as prepayment sensitivity under various scenarios.

For purposes of simulation modeling, base case earnings reflect the existing balance sheet composition, with balances generally maintained at current levels by the anticipated reinvestment of expected runoff. These balance sheet levels will however, factor in specific known or likely changes including material increases, decreases or anticipated shifts in balances due to management actions. Current rates and spreads are then applied to produce base case earnings estimates on both a twelve month and three year time horizon. Rate shocks are then modeled and compared to base earnings (earnings at risk), and include behavioral assumptions as dictated by specific scenarios relating to such factors as prepayment sensitivity and the tendency of balances to shift among various products in different rate environments. It is assumed that no management actions are taken to manage exposures to the changing environment being simulated.

Utilizing these modeling techniques, a gradual 200 basis point parallel rise or fall in the yield curve on January 1, 2003 would cause projected net interest income for the next twelve months to decrease by $56 million and increase by $2 million, respectively. This change is well within the Company's +/- 10% limit. An immediate 100 basis point parallel rise or fall in the yield curve on January 1, 2003, would cause projected net interest income for the next twelve months to decrease by $64 million and $194 million, respectively. An immediate 200 basis point parallel rise or fall would decrease projected net interest income for the next twelve months by $127 million and $298 million, respectively. In addition, simulations are performed to analyze the impact associated with various twists and shapes of the yield curve. If the yield curve continues to flatten significantly (i.e. long end of the yield curve down) in 2003, the projected margin could shrink by approximately 5 to 10%, assuming no management actions.

The projections do not take into consideration possible complicating factors such as the effect of changes in interest rates on the credit quality, size and composition of the balance sheet. Therefore, although this provides a reasonable estimate of interest rate sensitivity, actual results will vary from these estimates, possibly by significant amounts.

Management of Primary Market Risk Exposures

The primary market risk to the Company's earnings associated with its investing, lending and borrowing activities historically lies in exposure to sudden and drastic shifts in interest rates. Management of these risks is undertaken with the overall objective of meeting the Company's overall performance objectives within defined risk and safety parameters. The strategies employed reflect the goal of minimizing exposure to sudden and drastic upward and downward movements in rates. These strategies entail the use of various instruments to effectively mitigate the risk inherent in the balance sheet.

In addition to interest rate risk, the Company has an exposure to certain other market risks including fluctuations in foreign currency exchange rates and changes in global commodity and precious metals prices. Risk management practices reflect these changes in balance sheet positions.

Trading Activities

The trading portfolios of the Company have defined limits pertaining to items such as permissible investments, risk exposures, loss review, balance sheet size and product concentrations. "Loss review" refers to the maximum amount of loss that may be incurred before senior management intervention is required.

The Company relies upon Value At Risk (VAR) analysis as a basis for quantifying and managing risks associated with the trading portfolios. Such analysis is based upon the following two general principles:

(i) VAR applies to all trading positions across all risk classes including interest rate, equity, commodity, optionality and global/foreign exchange risks and

(ii) VAR is based on the concept of independent valuations, with all transactions being repriced by an independent risk management function using separate models prior to being stressed against VAR parameters.

VAR attempts to capture the potential loss resulting from unfavorable market developments within a given time horizon (typically ten days), given a certain confidence level (99%) and based upon a two year observation period. VAR calculations are performed for all material trading and investment portfolios and for market risk-related treasury activities. The VAR is calculated using the historical simulation or the variance/covariance (parametric) method.

A VAR report broken down by trading business and on a consolidated basis is distributed daily to management. To measure the accuracy of the VAR model output, the daily VAR is compared to the actual result from trading activities.

The following table summarizes trading VAR of the Company.

	December 31, 2002	Full Year 2002			December 31, 2001
		Minimum	Maximum	Average	
			in millions		
Total trading	$11.4	$6.7	$38.3	$16.6	$19.2
Commodities	2.6	.1	8.2	1.8	.3
Credit derivatives	2.1	.3	9.1	1.5	-
Equities	1.0	.1	8.0	1.7	2.0
Foreign exchange	3.1	.4	16.1	5.6	4.6
Interest rate	8.6	4.1	35.6	14.8	21.5

The following summary illustrates the Company's daily revenue earned from market risk-related activities during 2002. Market risk-related revenues include realized and unrealized gains (losses) related to treasury and trading activities but excludes the related net interest income. The analysis of the frequency distribution of daily market risk-related revenues shows that there were 101 days with negative revenue during 2002. The most frequent result was a daily revenue of between zero and $2 million with 101 occurrences. The highest daily revenue was $25.9 million and the largest daily loss was $5.6 million.



Daily revenue earned from market risk-related activities during 2002
Number of trading days
120
100
80
60
40
20
0
3
17
81
101
33
9
7
Below $(4)
$(4) to $(2)
$(2) to $0
$0 to $2
$2 to $4
$4 to $6
Over $6
Daily revenue earned in millions

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets (e.g. an owned office building or an operating facility).

SFAS 143 requires the fair value of a liability for an asset retirement obligation be recognized through a charge to earnings in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is netted against the carrying amount of the associated asset and this adjusted carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through credits to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

The Company is required to adopt the provisions of SFAS 143 for the quarter ending March 31, 2003. Adoption of this standard is not expected to have a material effect on the consolidated financial statements of the Company.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146) in June 2002, which prescribes the way in which costs associated with exit or disposal activities are to be determined and the timing of their recognition. These activities include the sale or termination of a line of business and the closure of business activities at a particular location. The statement also provides guidance for the reporting and disclosure of these costs. The Company is currently reviewing the prospective impact of applying the statement, which will be effective for disposal activities initiated after December 31, 2002.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded.

The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements.

The Company is currently reviewing the impact of applying the initial recognition and initial measurement provisions. These apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year end. Adoption is not expected to have a material impact on the consolidated financial statements of the Company.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. The Interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Interpretation increases required disclosures by companies consolidating a variable interest entity. The Interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.

The Company is currently reviewing the impact of the consolidation requirements of Interpretation No. 46. These apply immediately to variable interest entities created after January 31, 2003. The requirements apply to pre-January 31 entities in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Refer to the disclosure in Item 7 of the Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Market Risk".

Item 8. Financial Statements and Supplementary Data

Independent Auditors' Report

The Board of Directors and Shareholders of
HSBC USA Inc.

We have audited the accompanying consolidated balance sheets of HSBC USA Inc. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2002, and the accompanying consolidated balance sheets of HSBC Bank USA and subsidiaries (the Bank) as of December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002, and the financial position of the Bank as of December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7, the Company adopted prospectively the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

KPMG LLP

February 5, 2003
New York, New York

CONSOLIDATED BALANCE SHEET

December 31,		2002		2001
Assets		in thousands		
Cash and due from banks	$	2,081,279	$	2,102,756
Interest bearing deposits with banks		1,048,294		3,560,873
Federal funds sold and securities purchased under resale agreements		2,742,943		3,744,624
Trading assets		13,408,215		9,088,905
Securities available for sale		14,694,115		15,267,790
Securities held to maturity (fair value $4,905,162 and $4,839,705)		4,628,482		4,651,329
Loans		43,635,872		40,923,298
Less - allowance for credit losses		493,125		506,366
Loans, net		43,142,747		40,416,932
Premises and equipment		726,457		750,041
Accrued interest receivable		328,595		416,545
Equity investments		278,270		271,402
Goodwill		2,829,074		2,842,083
Other assets		3,517,730		4,000,296
Total assets	$	89,426,201	$	87,113,576
Liabilities				
Deposits in domestic offices				
Noninterest bearing	$	5,731,442	$	5,432,106
Interest bearing		34,352,307		31,695,955
Deposits in foreign offices				
Noninterest bearing		397,743		428,252
Interest bearing		18,798,723		18,951,096
Total deposits		59,280,215		56,507,409
Trading account liabilities		7,710,010		3,799,817
Short-term borrowings		7,392,368		9,202,086
Interest, taxes and other liabilities		3,422,047		6,064,462
Subordinated long-term debt and perpetual capital notes		2,109,163		2,711,549
Guaranteed mandatorily redeemable securities		1,050,942		728,341
Other long-term debt		1,064,863		1,050,882
Total liabilities		82,029,608		80,064,546
Shareholders' equity				
Preferred stock		500,000		500,000
Common shareholder's equity				
Common stock, $5 par; Authorized -150,000,000 shares				
Issued - 704 shares		4		4
Capital surplus		6,056,307		6,034,598
Retained earnings		578,083		415,821
Accumulated other comprehensive income		262,199		98,607
Total common shareholder's equity		6,896,593		6,549,030
Total shareholders' equity		7,396,593		7,049,030
Total liabilities and shareholders' equity	$	89,426,201	$	87,113,576

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31,	2002	2001	2000
		in thousands	
Interest income			
Loans	$ 2,521,200	$ 2,937,052	$ 3,072,830
Securities	951,542	1,260,439	1,547,868
Trading assets	161,262	217,007	140,455
Short-term investments	149,400	345,150	523,693
Other interest income	23,366	27,853	32,738
Total interest income	3,806,770	4,787,501	5,317,584
Interest expense			
Deposits	935,663	1,856,893	2,334,036
Short-term borrowings	231,567	337,205	444,718
Long-term debt	263,264	328,111	420,298
Total interest expense	1,430,494	2,522,209	3,199,052
Net interest income	2,376,276	2,265,292	2,118,532
Provision for credit losses	195,000	238,400	137,600
Net interest income, after provision for credit losses	2,181,276	2,026,892	1,980,932
Other operating income			
Trust income	94,419	87,600	84,906
Service charges	206,423	189,025	172,257
Mortgage banking revenue	110,115	79,369	32,484
Other fees and commissions	403,076	329,509	300,388
Trading revenues:			
Treasury business and other	130,080	266,010	140,192
Residential mortgage business related	(96,935)	(67,091)	-
Total trading revenues	33,145	198,919	140,192
Security gains, net	118,169	149,267	28,839
Other income	93,917	61,993	73,372
Total other operating income	1,059,264	1,095,682	832,438
	3,240,540	3,122,574	2,813,370
Operating expenses			
Salaries and employee benefits	1,029,254	1,000,409	975,391
Occupancy expense, net	155,655	155,436	167,202
Goodwill amortization	-	176,482	176,162
Princeton Note Matter	-	575,000	-
Other expenses	690,558	635,658	587,083
Total operating expenses	1,875,467	2,542,985	1,905,838
Income before taxes and cumulative effect of accounting change	1,365,073	579,589	907,532
Applicable income tax expense	509,629	226,000	338,573
Income before cumulative effect of accounting change	855,444	353,589	568,959
Cumulative effect of accounting change - implementation of SFAS 133, net of tax	-	(451)	-
Net income	$ 855,444	$ 353,138	$ 568,959

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	2002	2001	2000
		in thousands	
Preferred stock			
Balance, January 1,	$ 500,000	$ 500,000	$ 500,000
Balance, December 31,	500,000	500,000	500,000
Common stock			
Balance, January 1,	4	4	4
Balance, December 31,	4	4	4
Capital surplus			
Balance, January 1,	6,034,598	6,104,264	6,096,318
Return of capital	-	(84,939)	-
Other	21,709	15,273	7,946
Balance, December 31,	6,056,307	6,034,598	6,104,264
Retained earnings			
Balance, January 1,	415,821	612,798	671,578
Net income	855,444	353,138	568,959
Cash dividends declared:			
Preferred stock	(23,182)	(25,115)	(27,739)
Common stock	(670,000)	(525,000)	(600,000)
Balance, December 31,	578,083	415,821	612,798
Accumulated other comprehensive income (loss)			
Balance, January 1,	98,607	116,851	(50,534)
Net change in unrealized gains on securities	80,508	31,100	174,874
Net change in unrealized gain (loss) on derivatives classified as cash flow hedges	78,968	(37,503)	-
Foreign currency translation adjustment	4,116	(11,841)	(7,489)
Other comprehensive income (loss), net of tax	163,592	(18,244)	167,385
Balance, December 31,	262,199	98,607	116,851
Total shareholders' equity, December 31,	$ 7,396,593	$ 7,049,030	$ 7,333,917
Comprehensive income			
Net income	$ 855,444	$ 353,138	$ 568,959
Other comprehensive income (loss)	163,592	(18,244)	167,385
Comprehensive income	$ 1,019,036	$ 334,894	$ 736,344

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31,	2002	2001	2000
		in thousands	
Cash flows from operating activities			
Net income	$ 855,444	$ 353,138	$ 568,959
Adjustments to reconcile net income to net cash provided (used) by operating activities			
Depreciation, amortization and deferred taxes	810,810	119,831	368,102
Provision for credit losses	195,000	238,400	137,600
Net change in other accrual accounts	(693,559)	897,893	32,240
Net change in loans originated for sale	(775,464)	(665,273)	115,652
Net change in trading assets and liabilities	(379,398)	(1,752,622)	(913,266)
Other, net	(581,851)	(348,128)	(114,171)
Net cash provided (used) by operating activities	(569,018)	(1,156,761)	195,116
Cash flows from investing activities			
Net change in interest bearing deposits with banks	2,512,579	1,389,943	(813,245)
Net change in short-term investments	(95,601)	(751,850)	422,869
Purchases of securities held to maturity	(1,556,240)	(545,874)	(58,720)
Proceeds from maturities of securities held to maturity	1,595,747	1,175,902	580,539
Purchases of securities available for sale	(13,109,951)	(15,585,510)	(14,304,302)
Proceeds from sales of securities available for sale	7,032,407	12,395,526	8,701,959
Proceeds from maturities of securities available for sale	5,305,988	4,820,044	13,042,069
Payment to shareholders of acquired company	-	-	(7,091,209)
Net change in credit card receivables	(15,316)	(11,937)	24,768
Net change in other short-term loans	(374,180)	616,194	201,634
Net originations and maturities of long-term loans	(1,561,311)	(551,253)	(1,665,707)
Sales of loans	189,905	79,666	169,234
Expenditures for premises and equipment	(82,821)	(76,810)	(108,157)
Net cash provided (used) in acquisitions, net of cash acquired	23,221	(21,547)	(585,756)
Other, net	(3,426)	96,890	363,897
Net cash provided (used) by investing activities	(138,999)	3,029,384	(1,120,127)
Cash flows from financing activities			
Net change in deposits	2,671,510	17,112	(1,113,883)
Net change in short-term borrowings	(978,648)	(339,348)	3,351,655
Issuance of long-term debt	1,352,338	549,464	659,338
Repayment of long-term debt	(1,672,093)	(1,222,013)	(1,448,855)
Contribution (return) of capital	6,500	(84,939)	-
Dividends paid	(693,067)	(550,856)	(621,744)
Net cash provided (used) by financing activities	686,540	(1,630,580)	826,511
Net change in cash and due from banks	(21,477)	242,043	(98,500)
Cash and due from banks at beginning of year	2,102,756	1,860,713	1,959,213
Cash and due from banks at end of year	$ 2,081,279	$ 2,102,756	$ 1,860,713
Cash paid for: Interest	$ 1,484,348	$ 2,721,880	$ 3,238,257
Income taxes	210,610	259,387	444,058

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

December 31,	2002	2001
	in thousands	
Assets		
Cash and due from banks	$ 2,079,940	$ 2,102,271
Interest bearing deposits with banks	707,840	3,104,501
Federal funds sold and securities purchased under resale agreements	2,742,943	3,744,624
Trading assets	13,243,465	9,010,203
Securities available for sale	13,701,218	14,362,591
Securities held to maturity (fair value $4,639,939 and $4,523,696)	4,372,512	4,341,263
Loans	43,528,280	40,801,836
Less - allowance for credit losses	491,801	481,706
Loans, net	43,036,479	40,320,130
Premises and equipment	723,647	748,470
Accrued interest receivable	322,297	408,082
Equity investments	245,614	241,219
Goodwill	2,224,573	2,237,582
Other assets	3,015,241	3,609,444
Total assets	$ 86,415,769	$ 84,230,380
Liabilities		
Deposits in domestic offices		
Noninterest bearing	$ 5,682,618	$ 5,371,379
Interest bearing	34,352,307	31,695,955
Deposits in foreign offices		
Noninterest bearing	397,743	428,252
Interest bearing	19,731,918	20,724,657
Total deposits	60,164,586	58,220,243
Trading account liabilities	7,696,329	3,800,987
Short-term borrowings	5,907,951	7,494,796
Interest, taxes and other liabilities	3,147,260	5,328,008
Subordinated long-term debt and perpetual capital notes	1,549,034	1,540,229
Other long-term debt	662,002	947,321
Total liabilities	79,127,162	77,331,584
Shareholder's equity		
Common shareholder's equity		
Common stock, $100 par; Authorized - 2,250,000 shares		
Issued - 2,050,001 shares	205,000	205,000
Capital surplus	6,454,612	6,432,902
Retained earnings	384,408	165,520
Accumulated other comprehensive income	244,587	95,374
Total shareholder's equity	7,288,607	6,898,796
Total liabilities and shareholder's equity	$ 86,415,769	$ 84,230,380

The accompanying notes are an integral part of the consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HSBC USA Inc. (the Company), is a New York State based bank holding company, and is an indirect wholly owned subsidiary of HSBC Holdings plc (HSBC).

The accounting and reporting policies of the Company and its subsidiaries, including its principal subsidiary, HSBC Bank USA (the Bank), conform to accounting principles generally accepted in the United States of America and to predominant practice within the banking industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Certain reclassifications have been made to prior year amounts to conform with current year presentations.

The following is a description of the significant policies and practices.

Principles of Consolidation

The financial statements of the Company and the Bank are consolidated with those of their respective wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated. Investments in companies in which the percentage of ownership is at least 20%, but not more than 50%, are generally accounted for under the equity method and reported as equity investments.

Foreign Currency Translation

The accounts of the Company's foreign operations are measured using local currency as the functional currency. Assets and liabilities are translated into United States dollars at period end exchange rates. Income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are included in accumulated other comprehensive income and reported as a separate component of shareholders' equity. Foreign currency denominated transactions in other than the local functional currency are translated using the period end exchange rate with any foreign currency transaction gain or loss recognized currently in income.

Statement of Cash Flows

For the Company's consolidated statement of cash flows, cash and cash equivalents is defined as those amounts included in cash and due from banks.

Resale and Repurchase Agreements

The Company enters into purchases of securities under agreements to resell ("resale agreements") and sales of securities under agreements to repurchase ("repurchase agreements") of substantially identical securities. Resale agreements and repurchase agreements are generally accounted for as secured lending and secured borrowing transactions, respectively.

The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the consolidated balance sheet at the amount advanced or borrowed. Interest earned on resale agreements and interest paid on repurchase agreements are reported as interest income and interest expense, respectively. The Company offsets resale and repurchase agreements executed with the same counterparty under legally enforceable netting agreements that meet the applicable netting criteria. The Company's policy is to take possession of securities purchased under resale agreements. The market value of the securities subject to the resale and repurchase agreements are regularly monitored to ensure appropriate collateral coverage of these secured financing transactions.

Securities

Debt securities that the Company has the ability and intent to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts. Securities acquired principally for the purpose of selling them in the near term are classified as trading assets and reported at fair value, with unrealized gains and losses included in earnings. All other securities are classified as available for sale and carried at fair value, with unrealized gains and losses, net of related income taxes, included in accumulated other comprehensive income and reported as a separate component of shareholders' equity.

The fair value of securities and derivative contracts is based on current market quotations, where available or internal valuation models that approximate market pricing. The validity of internal pricing models is regularly substantiated by reference to actual market prices realized upon sale or liquidation of these instruments. If quoted market prices are not available, fair value is estimated based on the quoted price of similar instruments.

Realized gains and losses on sales of securities are computed on a specific identified cost basis and are reported within other operating income in the consolidated statement of income. Adjustments of trading assets to fair value and gains and losses on the sale of such securities are recorded in trading revenues.

The Company regularly evaluates its securities portfolios to identify losses in value that are deemed other than temporary. To the extent such losses are identified, a loss is recognized in current other operating income.

Loans

Loans are stated at their principal amount outstanding, net of unearned income, purchase premium or discount, unamortized nonrefundable fees and related direct loan origination costs. Loans held for sale are carried at the lower of aggregate cost or market value and remain presented as loans in the consolidated balance sheet. Interest income is recorded based on methods that result in level rates of return over the terms of the loans.

Commercial loans are categorized as nonaccruing when, in the opinion of management, reasonable doubt exists with respect to the ultimate collectibility of interest or principal based on certain factors including period of time past due (principally ninety days) and adequacy of collateral. At the time a loan is classified as nonaccruing, any accrued interest recorded on the loan is generally reversed and charged against income. Interest income on these loans is recognized only to the extent of cash received. In those instances where there is doubt as to collectibility of principal, any interest payments received are applied to principal. Loans are not reclassified as accruing until interest and principal payments are brought current and future payments are reasonably assured.

Residential mortgages are generally designated as nonaccruing when delinquent for more than ninety days. Loans to credit card customers that are past due more than ninety days are designated as nonaccruing if the customer has agreed to credit counseling; otherwise they are charged off in accordance with a predetermined schedule. Other consumer loans are generally not designated as nonaccruing and are charged off against the allowance for credit losses according to an established delinquency schedule.

Loans, other than those included in large groups of smaller balance homogenous loans, are considered impaired when, based on current information, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are valued at the present value of expected future cash flows, discounted at the loan's original effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Restructured loans are loans for which the original contractual terms have been modified to provide for terms that are less than the Company would be willing to accept for new loans with comparable risk because of a deterioration in the borrowers' financial condition. Interest on these loans is accrued at the renegotiated rates.

Loan Fees

Nonrefundable fees and related direct costs associated with the origination or purchase of loans are deferred and netted against outstanding loan balances. The amortization of net deferred fees and costs are recognized in interest income, generally by the interest method, based on the estimated lives of the loans. Nonrefundable fees related to lending activities other than direct loan origination are recognized as other operating income over the period the related service is provided. This includes fees associated with the issuance of loan commitments where the likelihood of the commitment being exercised is considered remote. In the event of the exercise of the commitment, the remaining unamortized fee is recognized in interest income over the loan term using the interest method. Other credit-related fees, such as standby letter of credit fees, loan syndication and agency fees and annual credit card fees are recognized as other operating income over the period the related service is performed.

Allowance for Credit Losses

The Company maintains an allowance for credit losses that is, in the judgment of management, adequate to absorb estimated losses inherent in its commercial and consumer loan portfolios. A separate reserve for credit losses associated with certain off-balance sheet exposures including letters of credit, guarantees to extend credit and financial guarantees is also maintained and included in other liabilities. The adequacy of the allowance and this reserve is assessed within the context of both Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114), and Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (SFAS 5), and is based upon an evaluation of various factors including an analysis of individual exposures, current and historical loss experience, changes in the overall size and composition of the portfolio, specific adverse situations, and general economic conditions. Provisions for all credit losses are recorded to earnings based upon the Company's periodic review of these and other pertinent factors. Actual loan losses are charged and recoveries are credited to the allowance.

For commercial and select consumer loan assets, the Company conducts a periodic assessment of losses it believes to be inherent in the loan portfolio. When it is deemed probable, based upon known facts and circumstances, that full contractual interest and principal on an individual loan will not be collected, the asset is considered impaired. In accordance with SFAS 114, a "specific loss" impairment reserve is established based upon the expected present value of expected future cash flows, discounted at the loan's original effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Formula-based reserves are also established against commercial loans and off balance sheet credit exposures in accordance with SFAS 5, when based upon an analysis of relevant data, it is probable that a loss has been incurred and will be realized and the amount of that loss can be reasonably estimated, even though it has yet to manifest itself in a specifically identifiable loan asset. These reserves are determined by reference to continuously monitored and updated historical loss rates or factors, derived from a migration analysis which considers net charge off experience by loan and industry type, in relation to internal credit grading.

Homogeneous pools of loans including consumer installment, residential mortgage and credit cards are not assigned specific loan grades. Formula based reserves are generally determined based upon historical loss experience by loan type or in certain instances, by reference to specific collateral values.

Although the calculation of required formula reserves is a mechanical process incorporating historical data, the ultimate selection of reserve factors and the assessment of the overall adequacy of the allowance to provide for credit losses inherent in the loan portfolio involves a high degree of subjective management judgment. With recognition to the imprecision in estimating credit losses, and with consideration given to probable losses associated with factors including the impact of the national economic cycle, migration trends within non-criticized portfolios of loans, as well as portfolio concentration, the Company therefore also maintains an "unallocated reserve".

The Company gathers and analyzes historical data, updates assumptions relative to expected loss experience and reviews individual and portfolio loan assets on a quarterly basis. There have been no material changes in estimation techniques or loss reserve methodology during the year.

Mortgage Servicing Rights

The Company recognizes the right to service mortgages as a separate and distinct asset at the time the loans are sold. Servicing rights are then amortized in proportion to net servicing income and carried on the balance sheet in other assets at the lower of their initial carrying value, adjusted for amortization, or fair value.

As interest rates decline, prepayments generally accelerate, thereby reducing future net servicing cash flows from the mortgage portfolio. The carrying value of the mortgage servicing rights (MSRs) is periodically evaluated for impairment based on the difference between the carrying value of such rights and their current fair value. For purposes of measuring impairment, which is recorded through the use of a valuation reserve, MSRs are stratified based upon interest rates and whether such rates are fixed or variable and other loan characteristics. Fair value is determined based upon the application of pricing valuation models incorporating portfolio specific prepayment assumptions. The reasonableness of these pricing models is periodically substantiated by reference to independent broker price quotations and actual market sales.

If the carrying value of the servicing rights exceeds fair value, the asset is deemed impaired and impairment is recognized by recording a balance sheet valuation reserve with a corresponding charge to income.

The Company uses certain derivative financial instruments including constant maturity U.S. Treasury floors and interest rate swaps, to protect against the decline in economic value of servicing rights. These instruments have not been designated as qualifying hedges under SFAS 133 and are therefore recorded as trading instruments that are marked to market through earnings.

Prior to the adoption of SFAS 133, the value of economic hedges against servicing rights were considered a component of market value of servicing rights for purposes of assessing impairment.

Goodwill and Other Acquisition Intangibles

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives, not be amortized but rather tested for impairment at least annually. Under SFAS 142, all recorded goodwill must be assigned to one or more reporting units of the entity and evaluated for impairment at that level. Impairment testing requires that the fair value of each reporting unit be compared to its carrying amount, including the goodwill.

Goodwill, representing the excess of purchase price over the fair value of net assets acquired, results from purchase acquisitions made by the Company. Prior to the adoption of SFAS 142, goodwill and other acquisition intangibles were amortized over the estimated periods to be benefited, under the straight-line method, not exceeding 20 years.

Income Taxes

The Company and its subsidiaries are members of a larger group which files a consolidated federal income tax return.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating loss and tax credit carryforwards. A valuation allowance is established if, based on available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Foreign taxes paid are applied as credits to reduce federal income taxes payable.

Derivative Financial Instruments

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). All derivatives are now recognized on the balance sheet at their fair value. On the date the derivative contract is entered into (January 1, 2001 for all derivatives in place at that date) the Company designates it as (1) a qualifying SFAS 133 hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge); or (2) a qualifying SFAS 133 hedge of a forecasted transaction of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge); or (3) as a trading position.

Changes in the fair value of a derivative that has been designated and qualifies as a fair value hedge, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a derivative that has been designated and qualifies as a cash flow hedge are recorded in other comprehensive income to the extent of its effectiveness, until earnings are impacted by the variability of cash flows from the hedged item. Changes in the fair value of derivatives held for trading purposes are reported in current period earnings.

At the inception of each hedge (January 1, 2001 for all derivatives in place at that date), the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

Increased earnings volatility may result from the on-going mark to market of certain economically viable derivative contracts that do not satisfy the hedging requirements of SFAS 133, as well as from the hedge ineffectiveness associated with the qualifying contracts. The Company expects however that it will be able to continue to pursue its overall asset and liability risk management objectives using a combination of derivatives and cash instruments.

Embedded Derivatives

The Company may acquire or originate a financial instrument that contains a derivative instrument "embedded" within it. Upon origination or acquisition of any such instrument, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the principal component of the financial instrument (i.e., the "host contract") and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument.

When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract; and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated a trading instrument.

Hedge Discontinuation

The Company formally assesses, both at the hedge's inception and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items and whether they are expected to continue to be highly effective in future periods. If it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is unlikely that a forecasted transaction will occur; (4) the hedged firm commitment no longer meets the definition of a firm commitment; or (5) the designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value or cash flow hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged item will no longer be adjusted for changes in fair value or changes in the fair value of the derivative reclassified to other comprehensive income. If the hedged item was a firm commitment or forecasted transaction that is not expected to occur, any amounts recorded on the balance sheet related to the hedged item, including any amounts recorded in other comprehensive income, are reclassified to current period earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current period earnings unless redesignated as a qualifying SFAS 133 hedge.

Pre-SFAS 133 Derivative Accounting Policy

Prior to the implementation of SFAS 133 on January 1, 2001, the Company used derivative financial instruments for asset/liability management purposes. Such instruments were accounted for using either the synthetic alteration or hedge model of accounting. Under the synthetic alteration accounting model, accrual based accounting was applied to derivative instruments that altered the repricing characteristics of identified balance sheet assets or liabilities. Under the hedge accounting model, to the extent derivatives met the correlation testing requirements set forth, the derivatives were accounted for on a basis consistent with the underlying hedged items. Derivative instruments that failed to qualify under these two methods of accounting were marked to market through earnings. Derivative instruments that were entered into for the purpose of generating trading revenues were accounted for on a mark to market basis with the associated income and expense recognized in trading revenue.

Off-Balance Sheet Arrangements

In addition to lending commitments, the Company has a variety of other arrangements that are not reflected in the consolidated balance sheet. Descriptions of such arrangements, including disclosures required by FASB Interpretation No. 45 and FASB Interpretation No. 46, are set forth in the Management's Discussion and Analysis of Financial Condition and Results of Operations section under the heading "Off-Balance Sheet Arrangements".

Regulation

A description of bank regulatory matters affecting the Company is included in the Description of Business section under "Regulation, Supervision and Capital" on page 5 until the second table on page 6.

NOTES TO FINANCIAL STATEMENTS

Note 1. Acquisitions/Divestitures

2001

On April 1, 2001, the Bank acquired approximately a 5 percent interest in the voting shares of HSBC Republic Bank (Suisse) S.A. (Swiss Bank), an affiliate wholly owned by the HSBC Group, in exchange for the contribution to the Swiss Bank of private banking businesses conducted by the Bank's Singapore and Hong Kong branches acquired as part of the Republic acquisition. The 5 percent interest represented the fair value estimate of the businesses transferred to the Swiss Bank and is being accounted for using the equity method of accounting due to the common control relationship of the entities. The Bank retained its banknotes activities in Singapore and its banknotes and foreign currency businesses in Hong Kong, and maintained its branch licenses in both locations.

The transaction was another step in an internal reorganization of the HSBC Group's global private banking operations, which began late in 2000. The Swiss Bank, a Switzerland based banking affiliate, manages much of the HSBC Group's worldwide private banking business. Swiss Bank is a foreign bank chartered and regulated under the banking laws of Switzerland.

On January 1, 2001, the Bank acquired the Panama branches of HSBC Bank plc for approximately $22 million in cash. The purchase included two branches in Panama City, one in the Colon Free Trade Zone, one in Colon and one in Aguadulce. The Bank acquired approximately $500 million in assets and assumed $450 million in customer and bank deposits. The acquisition was accounted for as a transfer of assets between companies under common control at HSBC Bank plc's historical cost.

2000

In the third quarter of 2000, HSBC acquired Credit Commercial de France. As part of the consolidation of HSBC's commercial banking activities in the U.S., the Company acquired in a cash purchase the commercial loan portfolio of approximately $500 million of the New York office of Credit Commercial de France. Additionally, $2.4 billion of commitments to lend were assumed as part of the acquisition.

On August 1, 2000, the Company purchased the banking operations of Chase Manhattan Bank, Panama (Chase Panama). The transaction was accounted for as a purchase. Accordingly, the results of operations of Chase Panama are included with those of the Company for the period subsequent to the date of the acquisition. The branch operations had over $750 million in assets and $720 million in deposit liabilities.

In December 2000, as part of an internal international reorganization of the HSBC Group's global private banking operations, the Company distributed its 49% interest in HSBC Republic Holdings (Luxembourg) S.A. (HRH) from the Bank to its parent HSBC North America Inc. (HNAI). The distribution, in the form of a return of capital of $2.8 billion, included its investment in HSBC Investments (Bahamas) Limited in addition to the $2.5 billion investment in HRH. The assets transferred were acquired as a part of the acquisition and merger of Republic New York Corporation (Republic) on December 31, 1999. This divestiture was accounted for as transfers of assets between companies under common control at historical cost.

Note 2. Trading Assets and Liabilities

An analysis of trading assets and liabilities follows.

December 31,	2002	2001
	in thousands	
Trading assets:		
U.S. Treasury	$ 523,908	$ 375,689
U.S. Government agency	711,000	581,642
Asset backed securities	1,870,750	2,212,219
Corporate bonds	1,236,953	630,042
Other securities	693,986	634,854
Fair value of derivatives	5,418,705	2,546,149
Precious metals	2,952,913	2,108,310
	$13,408,215	$9,088,905
Trading account liabilities:		
Securities sold, not yet purchased	$ 1,481,788	$ 544,498
Payables for precious metals	1,183,243	1,243,428
Fair value of derivatives	5,044,979	2,011,891
	$ 7,710,010	$3,799,817

Note 3. Securities

At December 31, 2002, the Company held no securities of any single issuer (excluding the U.S. Treasury and federal agencies) with a book value that exceeded 10% of shareholders' equity.

The amortized cost and fair value of the securities available for sale and securities held to maturity portfolios follow.

	2002				2001	
December 31,	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Fair Value
			in thousands			
U.S. Treasury	$ 263,765	$ 2,001	$ -	$ 265,766	$ 365,924	$ 371,563
U.S. Government agency	9,293,270	306,772	2,873	9,597,169	7,963,852	8,067,715
Asset backed securities	2,924,183	15,454	4,750	2,934,887	3,450,797	3,485,107
Other domestic debt securities	703,062	2,571	20	705,613	678,042	739,282
Foreign debt securities	869,076	20,798	2,909	886,965	2,415,076	2,435,369
Equity securities	289,485	27,293	13,063	303,715	167,411	168,754
Securities available for sale	$14,342,841	$374,889	$23,615	$14,694,115	$15,041,102	$15,267,790
U.S. Treasury	$ 14,444	$ 6	$ -	$ 14,450	$ -	$ -
U.S. Government agency	3,903,397	233,942	1,319	4,136,020	3,882,621	4,040,168
Obligations of U.S. states and political subdivisions	672,787	44,452	746	716,493	768,708	799,537
Other domestic debt securities	31,379	525	180	31,724	-	-
Foreign debt securities	6,475	-	-	6,475	-	-
Securities held to maturity	$ 4,628,482	$278,925	$ 2,245	$ 4,905,162	$ 4,651,329	$ 4,839,705

At December 31, 2001, with regard to securities available for sale, the Company had gross unrealized gains of $8.1 million, $144.8 million and $160.6 million and gross unrealized losses of $2.4 million, $40.9 million and $43.5 million related to U.S. Treasury, U.S. Government agency and other securities, respectively. At December 31, 2001, with regard to securities held to maturity, the Company had gross unrealized gains of $166.3 million and $32.2 million and gross unrealized losses of $8.7 million and $1.4 million related to U.S. Government agency and obligations of U.S. states and political subdivisions.

The following table presents realized gains and losses on investment securities transactions attributable to securities available for sale and securities held to maturity.

Year Ended December 31,	Gross Gains	Gross (Losses)	Net Gains (Losses)
		in thousands	
2002			
Securities available for sale	$187,021	$ (69,903)	$117,118
Securities held to maturity:			
Maturities, calls and mandatory redemptions	3,412	(2,361)	1,051
	$190,433	$ (72,264)	$118,169
2001			
Securities available for sale	$250,381	$(102,671)	$147,710
Securities held to maturity:			
Maturities, calls and mandatory redemptions	1,578	(21)	1,557
	$251,959	$(102,692)	$149,267
2000			
Securities available for sale	$ 54,030	$ (27,189)	$ 26,841
Securities held to maturity:			
Maturities, calls and mandatory redemptions	2,205	(207)	1,998
	$ 56,235	$ (27,396)	$ 28,839

The amortized cost and fair values of securities available for sale and securities held to maturity at December 31, 2002, by contractual maturity are shown in the following table. Expected maturities differ from contractual maturities because borrowers have the right to prepay obligations without prepayment penalties in certain cases. The amounts exclude $289 million cost ($304 million fair value) of equity securities that do not have maturities.

December 31, 2002	Amortized Cost	Fair Value
	in thousands	
Within one year	$ 736,324	$ 739,187
After one but within five years	2,372,041	2,400,406
After five but within ten years	2,021,314	2,069,864
After ten years	8,923,677	9,180,943
Securities available for sale	$14,053,356	$14,390,400
Within one year	$ 29,822	$ 29,956
After one but within five years	232,664	240,361
After five but within ten years	323,867	347,086
After ten years	4,042,129	4,287,759
Securities held to maturity	$ 4,628,482	$ 4,905,162

During 2001, Brady bonds with a carrying value of $189.9 million issued by the government of Mexico were transferred from loans to securities available for sale, as permitted by the transition provisions of SFAS 133. Mortgage backed securities with a carrying value of $1,041.9 million were transferred from available for sale to held to maturity during 2001. Brazilian debt securities with a carrying value of $98.3 million were transferred from available for sale to trading during 2001. There were no transfers of securities during 2002.

Note 4. Loans

A distribution of the loan portfolio follows.

December 31,	2002	2001
	in thousands	
Domestic:		
Commercial:		
Construction and mortgage loans	$ 6,350,036	$ 5,953,751
Other business and financial	10,620,784	10,564,340
Consumer:		
Residential mortgages	20,841,485	17,951,119
Credit card receivables	1,101,067	1,147,998
Other consumer loans	1,693,224	1,769,576
International	3,029,276	3,536,514
	$43,635,872	$40,923,298

Included in commercial loans for 2002 are $249.5 million of commercial mortgages and other commercial loans held for sale. Residential mortgages include $1,838.1 million and $1,150.0 million of mortgages held for sale at December 31, 2002 and 2001, respectively. Other consumer loans include $372.8 million and $368.0 million of higher education loans also held for sale at December 31, 2002 and 2001, respectively.

International loans include certain bonds issued by the government of Venezuela as part of debt renegotiations (Brady bonds). These bonds had an aggregate carrying value of $165.9 million (face value $177.5 million) at year end 2002 and 2001, and an aggregate fair value of $141.9 million and $130.7 million at year end 2002 and 2001, respectively. The Company's intent is to hold these instruments until maturity. The bonds are fully secured as to principal by zero-coupon U.S. Treasury securities with face value equal to that of the underlying bonds. During 2001, Brady bonds with a carrying value of $189.9 million issued by the government of Mexico were transferred to securities available for sale, as permitted by the transition provisions of SFAS 133.

At December 31, 2002 and 2001, the Company's nonaccruing loans were $387.4 million and $416.8 million, respectively. At December 31, 2002 and 2001, the Company had commitments to lend additional funds of $12.3 million and $10.0 million, respectively, to borrowers whose loans are classified as nonaccruing. A significant portion of these commitments include clauses that provide for cancellation in the event of a material adverse change in the financial position of the borrower.

Year Ended December 31,	2002	2001	2000
		in thousands	
Interest income on nonaccruing loans which would have been recorded had they been current in accordance with their original terms	$36,826	$30,565	$28,004
Interest income recorded on nonaccruing loans	9,354	18,677	23,986

Other real estate and owned assets included in other assets amounted to $16.6 million and $17.7 million at December 31, 2002 and 2001, respectively.

The Company identified impaired loans totaling $288.1 million at December 31, 2002, of which $170.3 million had a related impairment reserve of $88.9 million. At December 31, 2001, the Company had identified impaired loans of $242.6 million of which $150.7 million had a related impairment reserve of $83.0 million. The average recorded investment in such impaired loans was $288.2 million, $215.5 million and $192.2 million in 2002, 2001 and 2000, respectively.

The Company has loans outstanding to certain executive officers and directors. The loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and do not involve more than normal risk of collectibility. The aggregate amount of such loans did not exceed 5% of shareholders' equity at December 31, 2002 and 2001.

Note 5. Allowance for Credit Losses

An analysis of the allowance for credit losses follows.

	2002	2001	2000
		in thousands	
Balance at beginning of year	$ 506,366	$ 524,984	$ 637,995
Allowance related to acquisitions, net/other	(2,249)	(18,987)	(11,302)
Provision charged to income	195,000	238,400	137,600
Recoveries on loans charged off	35,301	42,821	34,248
Loans charged off	(240,926)	(280,500)	(272,975)
Translation adjustment	(367)	(352)	(582)
Balance at end of year	$ 493,125	$ 506,366	$ 524,984

Note 4 provides information on impaired loans and the related impairment reserve.

Included in the December 31, 2002 and December 31, 2001 allowance for credit losses are $40.8 million and $70.5 million, respectively, of non-United States transfer risk reserves.

Note 6. Mortgage Servicing Rights

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The outstanding principal balances of these loans were $27.06 billion and $23.12 billion at December 31, 2002 and 2001, respectively. Custodial balances maintained in connection with the foregoing loan servicing, and included in noninterest bearing deposits in domestic offices were $845.2 million and $547.1 million at December 31, 2002 and 2001, respectively.

An analysis of MSRs, reported in other assets, follows.

	2002	2001	2000
		in thousands	
Balance at beginning of year	$316,375	$267,065	$269,774
Additions	172,433	109,035	39,695
Amortizations	(77,639)	(59,725)	(42,404)
Provision for impairment *	(56,340)	-	-
Balance at end of year	$354,829	$316,375	$267,065

* $40.6 million of the provision for impairment included in a valuation reserve at December 31, 2002.

The fair value of MSRs as of December 31, 2002 and 2001 was approximately $354.8 million and $364.1 million, respectively.

In 2002, 2001 and 2000, the Company realized net gains from the sale of residential mortgages in securitizations, including those through agencies such as FHLMC, of $163.7 million, $66.6 million and $7.0 million, respectively.

At December 31, 2001, the fair value of the MSRs exceeded their carrying value by approximately $48 million. At December 31, 2002, the carrying value of the MSRs was written down to their fair value of $354.8 million. That fair value was based on the present value of future cash flows, using a constant prepayment rate (CPR) of 28% annualized, a constant discount rate of 8.9% and a weighted average life of 3.6 years. The following table illustrates the negative impacts that adverse changes in those factors, without consideration of any interrelated effects, would have on the 2002 fair value.

	Adverse Change of 10%	Adverse Change of 20%
	in millions	
Prepayment speed assumption (CPR annualized)	$22.0	$42.0
Discount rate	15.0	35.0

These impacts are hypothetical and isolated from the counter strategies that management implements to offset such negative trends. As indicated, interrelated effects are not reflected in the impacts; however, in actuality there would be such effects. Therefore, this information should be used cautiously.

Note 7. Goodwill and Intangible Assets

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), on January 1, 2002. Under SFAS 142, goodwill is no longer amortized, but is reviewed for impairment at least annually at the reporting unit level. Identifiable intangible assets acquired in a business combination are amortized over their useful lives unless their useful lives are indefinite, in which case those intangible assets are tested for impairment annually. In accordance with SFAS 142, the Company has completed its transitional goodwill impairment test and its annual impairment test and determined that the fair value of each of the reporting units exceeded its carrying value at both test dates. As a result, no impairment loss was recognized as of January 1, 2002 and December 31, 2002.

In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 147, Acquisitions of Certain Financial Institutions (SFAS 147), an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. This statement removes acquisitions of financial institutions from the scope of both Statement No. 72 and Interpretation No. 9 and requires that those transactions, which constitute a business, be accounted for in accordance with SFAS No. 141 and SFAS No. 142. Thus, the requirement in paragraph 5 of Statement No. 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS 147.

SFAS 147 is effective for acquisitions on or after October 1, 2002 with mandatory implementation effective January 1, 2002 for existing intangibles. The Company concluded that its acquisition of East River Savings Bank was within the scope of SFAS 147. As of December 31, 2001, the unamortized amount of unidentifiable intangible assets (i.e. excess premium SFAS 72) was $64.6 million. During the fourth quarter, this intangible asset was reclassified retroactively to January 1, 2002 to goodwill and no longer amortized but subject to annual impairment testing. The amortization previously recorded for the first three quarters of 2002 was reversed in accordance with SFAS 147.

The following table presents the consolidated results of operations adjusted as though the adoption of SFAS 142 occurred as of January 1, 2000.

	2002	2001	2000
		in thousands	
Reported net income	$855,444	$353,138	$568,959
Goodwill amortization add-back	-	176,482	176,162
Adjusted net income	$855,444	$529,620	$745,121

The following table presents the changes in the carrying amount of goodwill for each of the reported business segments for the year ended December 31, 2002.

Goodwill					
	Personal Financial Services	Commercial Banking	Corporate, Investment Banking & Markets	Private Banking	Total
			in thousands		
Balance December 31, 2001	$1,221,817	$575,333	$637,627	$407,306	$2,842,083
Goodwill adjustments and other	(34,782)	3,356	(2,568)	20,985	(13,009)
Balance December 31, 2002	$1,187,035	$578,689	$635,059	$428,291	$2,829,074

The following table presents all intangible assets of the Company that are being amortized. Annual amortization of mortgage servicing rights is expected to be approximately $72 million for the years ended December 31, 2003 through 2006. At December 31, 2002 intangible assets are as follows.

Intangible Assets			
	Gross Carrying Amount	Accumulated Amortization	Amortization Expense 2002
		in thousands	
Mortgage servicing rights	$558,038	$203,209 *	$133,251 **
Favorable lease arrangements	66,519	13,604	4,468
Total	$624,557	$216,813	$137,719

* Includes a $40.6 million impairment valuation reserve.
** Includes $56.3 million of provision for impairment.

Note 8. Deposits

The aggregate amount of time deposit accounts (primarily certificates of deposits) each with a minimum of $100,000 included in domestic office deposits were $5.60 billion and $4.16 billion at December 31, 2002 and 2001, respectively. The scheduled maturities of all domestic time deposits at December 31, 2002 follows.

	in thousands
2003	$ 9,662,505
2004	1,005,193
2005	658,373
2006	222,878
2007	63,221
Later years	35,178
	$11,647,348

Note 9. Short-Term Borrowings

The following table shows detail relating to short-term borrowings in 2002, 2001 and 2000. Average interest rates during each year are computed by dividing total interest expense by the average amount borrowed.

	2002		2001		2000	
	Amount	Rate	Amount	Rate	Amount	Rate
			in thousands			
Federal funds purchased (day to day):						
At December 31	$ 656,181	1.29%	$ 133,640	1.18%	$1,974,589	4.90%
Average during year	1,401,672	1.62	1,436,449	3.78	985,215	6.31
Maximum month-end balance	2,788,010		2,919,576		2,122,030	
Securities sold under repurchase agreements:						
At December 31	552,583	1.52	377,059	1.25	893,567	5.13
Average during year	834,470	3.64	1,116,434	2.13	1,096,989	5.62
Maximum month-end balance	1,053,540		2,280,180		1,746,506	
Commercial paper:						
At December 31	1,484,417	1.53	1,634,559	2.05	1,472,586	6.70
Average during year	1,496,367	1.79	1,218,242	3.77	1,131,819	6.36
Maximum month-end balance	1,787,276		1,642,520		1,629,704	
Precious metals:						
At December 31	3,083,397	.42	2,300,704	1.37	1,899,747	.95
Average during year	3,274,783	.51	2,200,346	1.13	2,127,067	1.32
Maximum month-end balance	3,865,153		2,544,318		2,684,805	
All other short-term borrowings:						
At December 31	1,615,790	1.46	4,756,124	2.32	2,321,874	7.44
Average during year	2,780,541	2.76	3,145,211	4.97	3,137,922	6.83
Maximum month-end balance	6,669,263		5,817,136		6,790,231	

At December 31, 2002, the Company had unused lines of credit with HSBC Bank plc aggregating $500 million. These lines of credit do not require compensating balance arrangements and commitment fees are not significant. In addition, the Company, as a member of the New York Federal Home Loan Bank, has a secured borrowing facility in excess of $5 billion collateralized by residential mortgage loan assets.

Note 10. Income Taxes

Total income taxes were allocated as follows.

Year Ended December 31,	2002	2001	2000
		in thousands	
To income before income taxes	$509,629	$226,000	$338,573
To shareholders' equity as tax charge (benefit):			
Net unrealized gains on securities available for sale	41,407	20,638	95,322
Unrealized gain (loss) on derivatives classified as cash flow hedges	42,521	(20,194)	-
Foreign currency translation, net	2,216	(6,383)	(4,033)
	$595,773	$220,061	$429,862

The components of income tax expense follow.

Year Ended December 31,	2002	2001	2000
		in thousands	
Current:			
Federal	$(31,657)	$ 384,849	$217,683
State and local	10,393	60,987	12,000
Foreign	19,218	24,127	26,151
Total current	(2,046)	469,963	255,834
Deferred, primarily federal	511,675	(243,963)	82,739
Total income taxes	$509,629	$ 226,000	$338,573

The following table is an analysis of the difference between effective rates based on the total income tax provision attributable to pretax income and the statutory U.S. Federal income tax rate.

Year Ended December 31,	2002	2001	2000
Statutory rate	35.0%	35.0%	35.0%
Increase (decrease) due to:			
State and local income taxes	4.2	1.8	.9
Goodwill amortization	-	9.8	6.3
Change in valuation allowance for deferred tax assets	-	(4.9)	-
Tax exempt interest income	(1.0)	(2.6)	(1.5)
Other items	(.9)	(.1)	(3.4)
Effective income tax rate	37.3%	39.0%	37.3%

The components of the net deferred tax position are summarized below.

December 31,	2002	2001
	in thousands	
Deferred tax assets:		
Allowance for credit losses	$ 177,680	$197,792
Benefit accruals	128,620	131,618
Accrued expenses not currently deductible	88,785	81,886
Investment securities	49,256	101,735
Net purchase discount on acquired companies	68,245	110,454
Princeton Note settlement	-	224,883
Other	35,590	35,795
Total deferred tax assets	548,176	884,163
Less deferred tax liabilities:		
Unrealized gains on securities available for sale	129,751	88,345
Lease financing income accrued	62,405	60,105
Accrued pension cost	133,766	45,464
Accrued income on foreign bonds	16,161	16,161
Deferred net operating loss recognition	113,468	90,018
Depreciation and amortization	118,484	116,361
Interest and discount income	42,901	42,901
Mortgage servicing rights	140,492	96,676
Total deferred tax liabilities	757,428	556,031
Net deferred tax asset (liability)	$(209,252)	$328,132

Realization of deferred tax assets is contingent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. Based upon the level of historical taxable income and the scheduled reversal of the deferred tax liabilities over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Company would realize the benefits of these deductible differences.

Note 11. Subordinated Long-Term Debt and Perpetual Capital Notes

The following is a summary of subordinated long-term debt and perpetual capital notes. Interest rates shown are based on the face values of the instruments.

	Face Value		Book Value	
December 31,	2002	2001	2002	2001
		in thousands		
7.25-7.75% Subordinated notes due 2002	$ -	$ 400,000	$ -	$ 399,912
Floating rate subordinated notes due 2002	-	245,700	-	244,927
7% Subordinated notes due 2006	300,000	300,000	299,034	298,782
5.875% Subordinated notes due 2008	250,000	250,000	229,794	226,280
6.625-9.70% Subordinated notes due 2009	550,000	550,000	619,594	583,990
Floating rate subordinated notes due 2009 (5.25%)	124,320	124,320	124,320	124,320
7% Subordinated notes due 2011	100,000	100,000	116,279	105,376
9.50% Subordinated debentures due 2014	150,000	150,000	164,148	165,406
9.125-9.30% Subordinated notes due 2021	200,000	200,000	216,680	217,587
7.20% Subordinated debentures due 2097	250,000	250,000	215,181	214,812
Perpetual Capital Notes (2.125%)	129,000	129,000	124,133	130,157
	$2,053,320	$2,699,020	$2,109,163	$2,711,549

The above table excludes $1,550 million of debt issued by the Bank or its subsidiaries payable to the Company. Of this amount, the earliest note to mature is in 2006 and the latest note to mature is in 2097.

Interest rates on floating rate notes are determined periodically by formulas based on certain money market rates or, in certain instances, by minimum interest rates as specified in the agreements governing the issues. Interest rates on the floating rate notes in effect at December 31, 2002 are shown in parentheses.

The Perpetual Capital Notes (PCNs) are a component of total qualifying capital under applicable risk-based capital rules. The PCNs may be exchanged for securities that constitute permanent primary capital securities for regulatory purposes. The principal amount of each PCN will be payable as follows: (1) at the option of the holder on the put date in each year commencing in 2012, (2) at the option of the Company on 90 days prior notice, the PCNs may be either (i) redeemed on the specified redemption date, in whole, for cash and at par, but only with the proceeds of a substantially concurrent sale of capital securities issued for the purpose of such redemption or (ii) exchanged, in whole, for capital securities having a market value equal to the principal amount of the PCNs, and, in each case, the payment of accrued interest in cash or (3) in the event that the sum of the Company's retained earnings and surplus accounts becomes less than zero, the PCNs will automatically be exchanged, in whole, for capital securities having a market value equal to the principal amount of the PCNs and the payment of accrued interest in cash.

Contractual scheduled maturities for the subordinated debt over the next five years are as follows: none in 2003, 2004, or 2005; $300 million in 2006 and none in 2007.

Note 12. Guaranteed Mandatorily Redeemable Securities

The following table presents the guaranteed mandatorily redeemable securities outstanding. Interest rates shown are based on the face values of the instruments.

December 31,	Face Value		Book Value	
	2002	2001	2002	2001
		in thousands		
7.808% Capital Securities due 2026	$ 200,000	$200,000	$ 200,000	$200,000
8.38% Capital Securities due 2027	200,000	200,000	200,000	200,000
7.75% Capital Securities due 2026	150,000	150,000	136,832	136,339
7.53% Capital Securities due 2026	200,000	200,000	214,110	192,002
7.85% Capital Securities due 2032	300,000	-	300,000	-
	$1,050,000	$750,000	$1,050,942	$728,341

The guaranteed mandatorily redeemable securities (Capital Securities) are issued by trusts all of whose outstanding common securities are owned by the Company. The Capital Securities represent preferred beneficial interests in the assets of the trusts and are guaranteed by the Company. The sole assets of the trusts consist of junior subordinated debentures of the Company. The Capital Securities qualify as Tier 1 capital under the risk-based capital guidelines of the Federal Reserve Board.

The Capital Securities are redeemable at the option of the Company in the case of a tax event or regulatory capital event at the prepayment price equal to the greater of (i) 100% of the principal amount of the Capital Securities or (ii) the sum of the present values of the stated percentage of the principal amount of the Capital Securities plus the remaining scheduled payments of interest thereon from the prepayment date. Tax event refers to notice that the interest payable on the Capital Securities would not be deductible. Regulatory capital event refers to notice that the Capital Securities would not qualify as Tier 1 capital.

In the absence of a tax or regulatory capital event, the Capital Securities are redeemable at the option of the Company. The 7.808% Capital Securities are redeemable on December 15, 2006 at a premium of 3.904% in the first twelve months after December 15, 2006 and varying lesser amounts thereafter and without premium if redeemed after December 15, 2016. The 8.38% Capital Securities are redeemable on May 15, 2007 at a premium of 4.19% in the first twelve months after May 15, 2007 and varying lesser amounts thereafter and without premium if redeemed after May 15, 2017. The 7.75% Capital Securities are redeemable on November 15, 2006 at a premium of 3.66% in the first twelve months after November 15, 2006 and varying lesser amounts thereafter and without premium if redeemed after November 15, 2016. The 7.53% Capital Securities are redeemable on December 4, 2006 at a premium of 3.765% in the first twelve months after December 4, 2006 and varying lesser amounts thereafter and without premium if redeemed after December 4, 2016.

The 7.85% Capital Securities are the result of a transaction between the Company and HSBC Holdings B.V., a subsidiary of HSBC. These Capital Securities are redeemable at the option of the Company on October 15, 2012 at a premium of 3.925% in the first twelve months after October 15, 2012 and varying lesser amounts thereafter and without premium if redeemed after October 15, 2022.

Note 13. Other Long-Term Debt

The following table reports other long-term debt. Interest rates shown are based on the face values of the instruments.

	Face Value		Book Value	
December 31,	2002	2001	2002	2001
		in thousands		
Issued or acquired by the Company or subsidiaries other than the Bank:				
Floating Rate Senior Notes due 2004 (1.55%)	$ 300,000	$ -	$ 300,000	$ -
8.375% Debentures due 2007	100,000	100,000	102,861	103,561
	400,000	100,000	402,861	103,561
Issued or acquired by the Bank or its subsidiaries:				
Medium-Term Floating Rate Note due 2040 (1.23%)	24,999	24,999	24,999	24,999
Fixed rate Federal Home Loan Bank of New York advances	14,128	12,531	14,128	12,531
Collateralized repurchase agreements	568,901	838,724	568,901	852,637
Other	54,000	57,094	53,974	57,154
	662,028	933,348	662,002	947,321
	$1,062,028	$1,033,348	$1,064,863	$1,050,882

The Floating Rate Senior Notes due 2004 represent unsecured obligations of the Company bearing interest at the 3-month U.S. Dollar London Interbank offered rate plus 15 basis points. The notes are not redeemable prior to maturity in September 2004.

The Medium-Term Floating Rate Note due 2040 was issued under the Bank's Global Medium-Term Note Program which provides for the issuance of up to $4 billion of notes having maturities of 7 days or more from the date of issue.

The fixed rate Federal Home Loan Bank of New York advances have interest rates ranging from 2.10% to 7.24%.

The collateralized repurchase agreements consist of securities repurchase agreements with initial maturities exceeding one year. The repurchase agreements have fixed rates ranging from 1.60% to 7.40% and floating rates of 1.87% and 3.00%.

Contractual scheduled maturities for the debt over the next five years are as follows: 2003, $61 million; 2004, $373 million; 2005, $11 million; 2006, $27 million and $109 million in 2007.

Note 14. Preferred Stock

The following table presents information related to the issues of preferred stock outstanding.

December 31,	Shares Outstanding 2002	Dividend Rate 2002	Amount Outstanding 2002	2001
			in thousands	
$1.8125 Cumulative Preferred Stock ($25 stated value)	3,000,000	7.25%	$ 75,000	$ 75,000
6,000,000 Depositary shares each representing a one-fourth interest in a share of Adjustable Rate Cumulative Preferred Stock, Series D ($100 stated value)	1,500,000	4.50	150,000	150,000
Dutch Auction Rate Transferable Securities™ Preferred Stock (DARTS)				
Series A ($100,000 stated value)	625	1.865	62,500	62,500
Series B ($100,000 stated value)	625	2.01	62,500	62,500
$2.8575 Cumulative Preferred Stock ($50 stated value)	3,000,000	5.715	150,000	150,000
CTUS Inc. Preferred Stock	100	-	-	-
			$500,000	$500,000

The $1.8125 Cumulative Preferred Stock may be redeemed, at the option of the Company, at $25 per share plus dividends accrued and unpaid to the redemption date.

The dividend rate on the Adjustable Rate Cumulative Preferred Stock, Series D (Series D Stock) is determined quarterly, by reference to a formula based on certain benchmark market interest rates, but will not be less than 4½% or more than 10½% per annum for any applicable dividend period. The Series D Stock is redeemable by the Company at $100 per share (or $25 per depositary share), plus accrued and unpaid dividends to the redemption date.

DARTS of each series are redeemable at the option of the Company, at $100,000 per share, plus accrued and unpaid dividends to the redemption date. Dividend rates for each dividend period are set pursuant to an auction procedure. The maximum applicable dividend rates on the shares of DARTS range from 110% to 150% of the 60 day "AA" composite commercial paper rate. DARTS are also redeemable, at the option of the Company, on any dividend payment date for such series, at a redemption price of $100,000 per share plus the payment of accrued and unpaid dividends, if the applicable rate for such series fixed with respect to the dividend period for such series ending on such dividend payment date equals or exceeds the 60 day "AA" composite commercial paper rate on the date of determination of such rate.

The outstanding shares of $2.8575 Cumulative Preferred Stock have an aggregate stated value of $150 million. The Cumulative Preferred Stock may be redeemed at the option of the Company on or after October 1, 2007, at $50 per share, plus dividends accrued and unpaid to the redemption date.

The Company acquired CTUS Inc., a unitary thrift holding company in 1997 from CT Financial Services Inc. (the Seller). CTUS owned First Federal Savings and Loan Association of Rochester (First Federal). The acquisition agreement provided that the Company issue preferred shares to the Seller. The preferred shares provide for, and only for, a contingent dividend or redemption equal to the amount of recovery, net of taxes and costs, if any, by First Federal resulting from the pending action against the United States government alleging breaches by the government of contractual obligations to First Federal following passage of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. The Company issued 100 preferred shares at a par value of $1.00 per share in connection with the acquisition.

Note 15. Retained Earnings

Bank dividends are a major source of funds for payment by the Company of shareholder dividends and along with interest earned on investments, cover the Company's operating expenses which consist primarily of interest on outstanding debt. The approval of the Federal Reserve Board is required if the total of all dividends declared by the Bank in any year exceed the net profits for that year, combined with the retained profits for the two preceding years. Under a separate restriction, payment of dividends is prohibited in amounts greater than undivided profits then on hand, after deducting actual losses and bad debts. Bad debts are debts due and unpaid for a period of six months unless well secured, as defined, and in the process of collection.

Under the more restrictive of the above rules the Bank can pay dividends to the Company as of December 31, 2002 of approximately $257 million, adjusted by the effect of its net income (loss) for 2003 up to the date of such dividend declaration.

Note 16. Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes net income as well as certain items that are reported directly within a separate component of shareholders' equity. The following table presents changes in accumulated other comprehensive income balances.

Year Ended December 31,	2002	2001	2000
		in thousands	
Accumulated other comprehensive income (loss) at beginning of year	$ 98,607	$116,851	$(50,534)
Fair value adjustments on securities available for sale:			
Increase in fair value, net of taxes of $82,398, $72,307, and $104,717, in 2002, 2001 and 2000, respectively	156,635	127,141	192,318
Reclassification adjustment for (gains) losses included in net income, net of taxes of $40,991, $51,669, and $9,395 in 2002, 2001 and 2000, respectively	(76,127)	(96,041)	(17,444)
	80,508	31,100	174,874
Adjustments related to SFAS 133:			
Change in unrealized gain(loss) on derivatives classified as cash flow hedges, net of taxes of $42,521 and $(20,194) in 2002 and 2001, respectively	78,968	(37,503)	-
Unrealized net transitional gain related to initial adoption of SFAS 133	-	2,853	-
Amortization of unrealized transitional SFAS 133 gains credited to current income	-	(2,853)	-
	78,968	(37,503)	-
Accumulated foreign currency translation adjustments:			
Translation gains(losses) net of taxes of $2,216, $(6,383) and $(4,033) in 2002, 2001 and 2000, respectively	4,116	(11,841)	(7,489)
	4,116	(11,841)	(7,489)
Net change in accumulated other comprehensive income (loss)	163,592	(18,244)	167,385
Total accumulated other comprehensive income at end of year	$262,199	$ 98,607	$116,851

Note 17. Related Party Transactions

In the normal course of business, the Company conducts transactions with HSBC, including its 25% or more owned subsidiaries (HSBC Group). These transactions occur at prevailing market rates and terms. The following table presents related party transactions balances at year end and the total income and expense generated by those transactions.

December 31,	2002	2001	2000
		in millions	
Assets:			
Interest bearing deposits with banks	$ 130	$ 564	$ 27
Loans	338	142	783
Other	38	33	172
Total assets	$ 506	$ 739	$ 982
Liabilities:			
Deposits	$6,140	$4,686	$3,647
Short-term borrowings	267	114	11
Other	349	34	63
Total liabilities	$6,756	$4,834	$3,721
Interest income	$ 28	$ 46	$ 82
Interest expense	87	160	286

At December 31, 2002 and 2001, the aggregate notional amounts of all derivative contracts with other HSBC affiliates were $88 billion and $39 billion, respectively.

Extensions of credit by the Company to other HSBC affiliates are legally required to be secured by eligible collateral.

Refer to Note 1 for discussions of the Company's acquisition and divestiture transactions with other HSBC Group members.

Note 18. Stock Option Plans and Restricted Share Plan

Options have been granted to employees of the Company under the HSBC Holdings Group Share Option Plan (the Group Share Option Plan), the HSBC Holdings Executive Share Option Scheme (the Executive Share Option Plan) and under the HSBC Sharesave Contribution Program (the Sharesave Plans). Since the shares and contribution commitment have been granted directly by HSBC, the offset to compensation expense was a credit to capital surplus, representing a contribution of capital from HSBC.

Group Share Option Plan

The Group Share Option Plan is a long-term incentive compensation plan available to certain Company employees with grants usually made each year. Options are granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. This plan was adopted during 2001.

Total options granted were 4,615,000 in 2002 and 4,084,000 in 2001. The fair value of options granted was $2.33 per option in 2002 and $3.38 per option in 2001. Compensation expense recognized amounted to $6.6 million and $3.0 million in 2002 and 2001, respectively.

Executive Share Option Plan

The Executive Share Option Plan is a long-term incentive compensation plan available to certain Company employees with grants usually made each year. Options are granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. No further grants have been made under this plan since the adoption of the Group Share Option Plan.

Total options granted were 2,758,000 in 2000. The fair value of options granted was $4.55 in 2000. Compensation expense recognized related to this plan amounted to $3.9 million, $4.9 million and $4.0 million in 2002, 2001 and 2000, respectively.

Sharesave Plans

The Sharesave Plans (formerly known as Savings Related Share Option Plans) invite eligible employees to enter into savings contracts to save up to $400 per month, with the option to use the savings to acquire shares. There are currently two types of plans offered which allow the participant to select savings contracts of either a 5 year or 3 year length. The options are exercisable within six months following the third or fifth year, respectively of the commencement of the related savings contract, at a 20 percent discount for options granted in 2002 and 2001.

Total options granted under the 5 year vesting period were 524,000 in 2002, 495,000 in 2001 and 3,343,000 in 2000. The fair value of options granted was $3.53 per option in 2002, $3.84 per option in 2001, and $4.30 per option in 2000. Compensation expense recognized amounted to $2.6 million, $2.7 million and $1.4 million in 2002, 2001 and 2000, respectively.

Total options granted under the 3 year vesting period were 691,000 in 2002 and 803,000 in 2001. The fair value of options was $3.63 per option in 2002 and $3.60 per option in 2001. Compensation expense recognized amounted to $1.4 million in 2002 and $.5 million in 2001.

Prior to the Sharesave Plans being offered to employees in its present form, eligible employees could elect to participate through the Company's 401(k) plan and acquire contributions based on HSBC stock at 85% of market value on the date of grant. An employee's agreement to participate was a five year commitment. At the end of each five year period employees receive the appreciation of the HSBC stock over the initial exercise price in the form of stock of HSBC. Eligibility for this plan was discontinued after 1999 with the adoption of the Sharesave Plans. Compensation expense related to this plan amounted to $2.1 million in 2002, $2.4 million in 2001 and $2.5 million in 2000.

Fair values of share options are calculated at the date of grant using a binomial model which produces similar results to the Black-Scholes model. The significant assumptions used to estimate the fair value of options granted is as follows.

2002	Group Share Option Plan	Sharesave Plan 5 Year	Sharesave Plan 3 Year
Risk free interest rate	5.57%	5.57%	5.46%
Expected life (years)	5.25	5.25	3.25
Expected volatility	25%	30%	30%

2001	Group Share Option Plan	Sharesave Plan 5 Year	Sharesave Plan 3 Year
Risk free interest rate	5.65%	5.50%	5.40%
Expected life (years)	10	5.5	3.5
Expected volatility	30%	30%	30%

2000	Group Share Option Plan	Executive Share Option Plan	Sharesave Plan 5 Year
Risk free interest rate	6.15%	6.20%	6.60%
Expected life (years)	10	10	5.5
Expected volatility	29%	32%	32%

Restricted Share Plan

The Company provides awards to key employees in the form of restricted shares. These awards require the achievement of certain performance targets and vest from one to three years from the date of the award. Total expense recognized for the plan for 2002 and 2001 was $24.4 million and $23.7 million, respectively.

Note 19. Postretirement Benefits

The Company, the Bank and certain other subsidiaries maintain noncontributory defined benefit pension plans covering substantially all of their employees hired prior to January 1, 1997 and those who joined the Company through acquisitions. Certain other HSBC subsidiaries participate in these plans.

The Company also maintains unfunded noncontributory health and life insurance coverage for all employees who retired from the Company and were eligible for immediate pension benefits from the Company's retirement plan. Employees retiring after 1992 will absorb a portion of the cost of these benefits. Employees hired after that same date are not eligible for these benefits. A premium cap has been established for the Company's share of retiree medical cost.

The following table provides data concerning the Company's benefit plans.

	Pension Benefits		Other Postretirement Benefits	
	2002	2001	2002	2001
	in thousands			
Change in benefit obligation				
Benefit obligation, January 1	$ 824,582	$756,038	$ 100,603	$ 118,556
Service cost	25,826	25,232	2,274	2,228
Interest cost	59,862	55,523	7,388	6,579
Participant contributions	-	-	349	282
Plan amendment	639	2,100	-	-
Actuarial (gain) loss	70,973	12,712	24,629	(18,839)
Benefits paid	(29,445)	(27,023)	(8,591)	(8,203)
Benefit obligation, December 31	$ 952,437	$824,582	$ 126,652	$ 100,603
Change in plan assets				
Fair value of plan assets, January 1	$ 774,127	$850,759	$ -	$ -
Actual return on plan assets	(132,060)	(49,609)	-	-
Company contribution	265,000	-	8,242	7,921
Participant contributions	-	-	349	282
Benefits paid	(29,445)	(27,023)	(8,591)	(8,203)
Fair value of plan assets, December 31	$ 877,622	$774,127	$ -	$ -
Funded status of plan				
Funded status, December 31	$ (74,815)	$(50,455)	$(126,652)	$(100,603)
Unrecognized actuarial (gain) loss	446,855	169,007	13,332	(11,297)
Unrecognized prior service cost	5,613	6,161	-	-
Unrecognized net transition obligation	-	-	32,471	35,718
Recognized amount	$ 377,653	$124,713	$ (80,849)	$ (76,182)
Amount recognized in the consolidated balance sheet				
Prepaid benefit cost	$ 377,653	$124,713	$ -	$ -
Accrued benefit liability	-	-	(80,849)	(76,182)
Recognized amount	$ 377,653	$124,713	$ (80,849)	$ (76,182)

Operating expenses for 2002, 2001 and 2000 included the following components.

	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
			in thousands			
Net periodic benefit cost (credit)						
Service cost	$ 25,826	$ 25,232	$ 26,820	$ 2,274	$ 2,228	$ 2,130
Interest cost	59,862	55,523	53,090	7,388	6,579	8,778
Expected return on plan assets	(83,974)	(79,689)	(85,965)	-	-	-
Prior service cost amortization	1,187	944	944	-	-	-
Actuarial (gain)/loss	9,159	-	(3,087)	-	(527)	-
Transition amount amortization	-	-	-	3,247	3,247	3,247
Net periodic benefit cost (credit)	$ 12,060	$ 2,010	$ (8,198)	$12,909	$11,527	$14,155
Weighted-average assumptions as of December 31						
Discount rate	6.75%	7.25%	7.75%	6.25%	6.75%	7.25%
Expected return on plan assets	9.50	9.50	9.50	-	-	-
Rate of compensation increase	3.75	4.00	4.50	3.75 (1)	4.00 (1)	4.50 (1)

(1) Applicable to life insurance only.

Net periodic pension cost includes $1.6 million, $1.1 million, and none for 2002, 2001 and 2000 respectively, recognized in the financial statements of other HSBC subsidiaries participating in the Company's pension plan.

For purposes of determining its obligation for other postretirement benefits, the Company has assumed a health care cost trend rate of 7% for 2002 and 2003. The assumed health care cost trend rate has an effect on the amounts reported. For example, increasing the assumed health care cost trend by 1% would increase the aggregate service and interest cost component by $.2 million and the accumulated postretirement benefit obligation by $3.2 million. Decreasing the health care cost trend rate by 1% would decrease the aggregate service and interest cost components by $.2 million and the accumulated post retirement benefit obligation by $3.3 million.

Employees hired after December 31, 1996 become participants in a defined contribution plan after one year of service. Contributions to the plan are based on a percentage of employees' compensation. Total expense recognized for the plan was $3.0 million in 2002, $3.0 million in 2001, and $2.4 million in 2000.

The Company maintains a 401(k) plan covering substantially all employees. Contributions to the plan by the Company are based on employee contributions. Total expense recognized for the plan was $16.3 million in 2002, $15.1 million in 2001 and $11.7 million in 2000.

Note 20. Business Segments

The Company reports and manages its business segments consistently with the line of business groupings used by HSBC. As a result of HSBC line of business changes, the Company altered the business segments that it used in 2002 to reflect the movement of certain domestic private banking activities from the Personal Financial Services Segment to the Private Banking Segment. Also activity related to selected commercial customers was moved from the Commercial Banking Segment to the Corporate, Investment Banking and Markets Segment. Prior year disclosures have been conformed herein to the presentation of current segments.

The Company has four distinct segments that it utilizes for management reporting and analysis purposes. These segments are based upon products and services offered and are identified in a manner consistent with the requirements outlined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). See the Business Segments sections for additional disclosure regarding the Company's operating segments: Business Segments on page 27 and segment results table on page 28.

Note 21. Collateral, Commitments and Contingent Liabilities

The following table presents pledged assets included in the consolidated balance sheet.

December 31,	2002	2001
	in millions	
Interest bearing deposits with banks	$ 65	$ 65
Trading assets	1,770	136
Securities available for sale	6,083	5,939
Securities held to maturity	1,607	2,112
Loans	343	343
Total	$9,868	$8,595

In accordance with the Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140), debt securities pledged as collateral that can be sold or repledged by the secured party continue to be reported on the consolidated balance sheet. The fair value of securities available for sale that can be sold or repledged at December 31, 2002 and 2001 was $1,936 million and $1,825 million, respectively.

The fair value of collateral accepted by the Company not reported on the consolidated balance sheet that can be sold or repledged at December 31, 2002 and 2001 was $3,011 million and $1,402 million, respectively. This collateral was obtained under security resale agreements. Of this collateral, $2,428 million at December 31, 2002 has been sold or repledged as collateral under repurchase agreements or to cover short sales compared with $583 million at December 31, 2001.

The Company and its subsidiaries are obligated under a number of noncancellable leases for premises and equipment. Certain leases contain renewal options and escalation clauses. Rental expense under all operating leases, net of sublease rentals, was $58.1 million, $60.1 million and $72.7 million in 2002, 2001 and 2000, respectively. Minimum future rental commitments on operating leases in effect at December 31, 2002 were as follows: 2003, $66 million; 2004, $59 million; 2005, $50 million; 2006, $37 million; 2007, $30 million and $81 million thereafter.

Note 22. Litigation

The Company is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation. In addition, there are certain proceedings related to the "Princeton Note Matter" that are described below.

In relation to the Princeton Notes Matter, as disclosed in the Company's 2001 Annual Report on Form 10-K, two of the noteholders were not included in the settlement and their civil suits are continuing. The U.S. Government excluded one of them from the restitution order (Yakult Honsha Co., Ltd.) because a senior officer of the noteholder was being criminally prosecuted in Japan for his conduct relating to its Princeton Notes. The senior officer in question was convicted of various criminal charges related to the sale of the Princeton Notes during September 2002. The U.S. Government excluded the other noteholder (Maruzen Company, Limited) because the sum it is likely to recover from the Princeton Receiver exceeds its losses attributable to its funds transfers with Republic New York Securities Corporation as calculated by the U.S. Government. Both of these civil suits seek compensatory, punitive, and treble damages pursuant to RICO and assorted fraud and breach of duty claims arising from unpaid Princeton Notes with face amounts totaling approximately $125 million. No amount of compensatory damages is specified in either complaint. These two complaints name the Company, HSBC Bank USA, and Republic New York Securities Corporation as defendants. The Company and HSBC Bank USA have moved to dismiss both complaints. The motion is fully briefed and *sub judice*. Mutual production of documents took place in 2001, but additional discovery proceedings have been suspended pending the Court's resolution of the motions to dismiss.

As previously reported, a purported class action entitled *Ravens v. Republic New York Corporation, et al.*, was filed in the United States District Court for the Eastern District of Pennsylvania on October 7, 1999 on behalf of former shareholders of Republic New York Corporation (Republic) who acquired common stock between May 10, 1999 (when the signing of the merger agreement between Republic and HSBC was announced) and September 15,1999. On October 16, 2000, the plaintiff in that action filed an amended complaint, alleging that the defendants violated the federal securities laws in the merger transaction between Republic and HSBC by failing to disclose certain facts relating to potential liabilities with respect to the Princeton Note Matter in a timely manner. The amended complaint seeks unspecified damages on behalf of the class. On January 16, 2001, defendants filed a motion to dismiss the Ravens action. On April 24, 2002, the court denied in part the Company's motion to dismiss. On May 24, 2002, the plaintiff filed a motion for class certification, which the Company opposed. Following a refusal by the plaintiff to produce documents to the Company and disclosure by the plaintiff that she desired to cease being a named plaintiff in the action, the Company moved on October 21, 2002 to dismiss the action. The counsel for the proposed class opposed that motion and sought leave to provide notice to the class. The plaintiff's motion for class certification and the Company's motion to dismiss both remain pending. The Company intends to continue to defend this action vigorously.

Note 23. Derivative Instruments and Hedging Activities

The Company is party to various derivative financial instruments as an end user (1) for asset and liability management purposes; (2) in order to offset the risk associated with changes in the value of various assets and liabilities accounted for in the trading account; (3) to protect against changes in value of its mortgage servicing rights portfolio, and (4) for trading in its own account.

The Company is also an international dealer in derivative instruments denominated in U.S. dollars and other currencies which include futures, forwards, swaps and options related to interest rates, foreign exchange rates, equity indices, commodity prices and credit, focusing on structuring of transactions to meet clients' needs.

Fair Value Hedges

Specifically, interest rate swaps that call for the receipt of a variable market rate and the payment of a fixed rate are utilized under fair value strategies to hedge the risk associated with changes in the risk free rate component of the value of certain fixed rate investment securities. Interest rate swaps that call for the receipt of a fixed rate and payment of a variable market rate are utilized to hedge the risk associated with changes in the risk free rate component of certain fixed rate debt obligations. Additionally, beginning in December 2002, the Company established a qualifying hedge strategy using forward sales contracts to offset the fair value changes of certain conventional closed mortgage loans originated for sale.

For the year ended December 31, 2002, the Company recognized a net gain of $7.5 million compared with a net loss of $.6 million for the year ended December 31, 2001 (reported as mortgage banking revenue and/or other income in the consolidated statement of income), which represented the ineffective portion of all fair value hedges. Only the time value component of these derivative contracts has been excluded from the assessment of hedge effectiveness.

Cash Flow Hedges

Similarly, interest rate swaps and futures contracts that call for the payment of a fixed rate are utilized under the cash flow strategy to hedge the forecasted repricing of certain deposit liabilities.

For the year ended December 31, 2002, the Company recognized a net gain of $12.7 million compared with a net gain of $8.5 million for the year ended December 31, 2001 (reported as a component of other income in the consolidated statement of income), which represented the total ineffectiveness of all cash flow hedges. Only the time value component of these derivative contracts has been excluded from the assessment of hedge effectiveness.

Gains or losses on derivative contracts that are reclassified from accumulated other comprehensive income to current period earnings pursuant to this strategy, are included in interest expense on deposit liabilities during the periods that net income is impacted by the repricing. As of December 31, 2002, $35.6 million of deferred net losses on derivative instruments accumulated in other comprehensive income are expected to be charged to earnings during 2003.

Trading and Other Activities

The Company enters into certain derivative contracts for purely trading purposes in order to realize profits from short-term movements in interest rates, commodity prices, foreign exchange rates and credit spreads. In addition, certain contracts do not qualify as SFAS 133 hedges and are accounted for on a full mark to market basis through current earnings even though they were not acquired for trading purposes.

For example, in conjunction with managing the risks associated with its mortgage banking business, the Company purchases interest rate floors. Although these derivative contracts do not qualify as hedges under SFAS 133, they have the economic impact of largely offsetting the erosion in value of the mortgage servicing rights portfolio in declining rate environments. The changes in value of these and all such "economic hedges" are recognized in current period earnings as if they were trading positions.

Credit and Market Risks

By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the fair value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it has no repayment risk.

The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high quality counterparties including other members of the HSBC Group. Counterparties generally include financial institutions including banks, other government agencies, both foreign and domestic, and insurance companies. These counterparties are subject to regular credit review by the Company's credit risk management department. The Company also maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association Master Agreement; depending on the nature of the derivative transaction, bilateral collateral arrangements may be required as well.

Market risk is the adverse effect that a change in interest rates, currency, or implied volatility rates has on the value of a financial instrument. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company measures this risk daily by using Value at Risk (VAR) and other methodologies.

The Company's Asset and Liability Policy Committee is responsible for monitoring and defining the scope and nature of various strategies utilized to manage interest rate risk that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedge strategies are then incorporated into the Company's overall interest rate risk management and trading strategies.

SFAS 133 was adopted effective January 1, 2001. Under SFAS 133, entities are required to carry all derivatives in the consolidated balance sheet at fair value. See Summary of Significant Accounting Policies for additional information on SFAS 133, as well as the pre-SFAS 133 derivative accounting policy.

A summary of the notional amount of the Company's derivative financial instruments follows.

December 31,	2002	2001
	in millions	
Interest rate:		
Futures and forwards	$ 73,640	$ 42,666
Swaps	277,803	131,481
Options written	110,518	39,769
Options purchased	118,065	29,887
Other	1,887	521
	$581,913	$244,324
Foreign exchange:		
Swaps, futures and forwards	$126,253	$125,027
Options written	10,945	8,654
Options purchased	11,751	10,220
Spot	8,867	13,975
	$157,816	$157,876
Other (1):		
Swaps, futures and forwards	$ 18,546	$ 5,405
Options written	913	383
Options purchased	878	389
Other	2,310	239
	$ 22,647	$ 6,416

(1) Other includes credit derivatives, commodities, equity and precious metals.

The net fair value of derivative financial instruments was $576 million and $495 million at December 31, 2002 and 2001, respectively.

Note 24. Concentrations of Credit Risk

The Company enters into a variety of transactions in the normal course of business that involve both on- and off-balance sheet credit risk. Principal among these activities is lending to various commercial, institutional, governmental and individual customers. The Company participates in lending activity throughout the United States and on a limited basis internationally with credit risk concentrated in the Northeastern United States. A real estate portfolio, concentrated in New York State, is secured by multi-family, commercial and residential properties. See Note 25 for a geographic distribution of year-end assets.

The ability of individual borrowers to repay is generally linked to the economic stability of the regions from where the loans originate, as well as the creditworthiness of the borrower. With emphasis on the Western, Central and Metropolitan regions of New York State, the Company maintains a diversified portfolio of loan assets. At December 31, 2002 46% of residential mortgages and 79% of commercial construction and mortgage loans were located within the Northeastern United States.

In general, the Company controls the varying degrees of credit risk involved in on- and off-balance sheet transactions through specific credit policies. These policies and procedures provide for a strict approval, monitoring and reporting process. It is the Company's policy to require collateral when it is deemed appropriate. Varying degrees and types of collateral are secured depending upon management's credit evaluation.

Note 25. International and Domestic Operations

In the following table, international loans are distributed geographically primarily on the basis of the location of the head office or residence of the borrowers or, in the case of certain guaranteed loans, the guarantors. Interest bearing deposits with banks are grouped by the location of the head office of the bank. Investments and acceptances are distributed on the basis of the location of the issuers or borrowers.

International Assets by Geographic Distribution and Domestic Assets December 31,	2002	2001
	in millions	
International:		
Asia/Pacific	$ 970	$ 1,079
Europe/Middle East/Africa	3,515	5,517
Other Western Hemisphere	1,195	1,775
Total international	5,680	8,371
Domestic	83,746	78,743
Total international/domestic	$89,426	$87,114

The following table presents income statement information relating to the international and domestic operations of the Company. Geographical information has been classified by the location of the principal operations of the subsidiary, or in the case of the Bank, by the location of the branch office. Due to the nature of the Company's structure, the following analysis includes intra-Company items between geographic regions.

Revenues and Earnings - International and Domestic

Year Ended December 31,	Total Revenue (1)	Total Expenses (2)	Income(Loss) Before Taxes
		in millions	
2002			
International:			
Asia/Pacific	$ 43.0	$ 17.1	$ 25.9
Europe	31.9	22.7	9.2
Other Western Hemisphere	103.7	112.6	(8.9)
Total international	178.6	152.4	26.2
Domestic (3)	3,262.5	1,923.6	1,338.9
Total international/domestic	$3,441.1	$2,076.0	$1,365.1
2001			
International:			
Asia/Pacific	$ 62.7	$ 30.4	$ 32.3
Europe	77.3	21.9	55.4
Other Western Hemisphere	108.2	92.4	15.8
Total international	248.2	144.7	103.5
Domestic (3)	3,113.5	2,637.4	476.1
Total international/domestic	$3,361.7	$2,782.1	$ 579.6
2000			
International:			
Asia/Pacific	$ 113.1	$ 63.7	$ 49.4
Europe	162.3	37.3	125.0
Other Western Hemisphere	60.7	49.8	10.9
Total international	336.1	150.8	185.3
Domestic (3)	2,614.8	1,892.6	722.2
Total international/domestic	$2,950.9	$2,043.4	$ 907.5

(1) Includes net interest income and other operating income. Total revenue includes intra-Company income of $5.5 million, $.7 million and none for 2002, 2001 and 2000, respectively.

(2) Includes operating expenses and provision for credit losses. Total expenses include intra-Company expenses of $5.5 million, $.7 million and none for 2002, 2001 and 2000, respectively.

(3) Includes the Caribbean and Canada.

Note 26. Fair Value of Financial Instruments

The Company is required to disclose the estimated fair value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS 107). The disclosures do not attempt to estimate or represent the fair value of the Company as a whole. The disclosures exclude assets and liabilities that are not financial instruments, including intangible assets, such as goodwill. The estimation methods and assumptions used by the Company to value individual classifications of financial instruments are described below. Different assumptions could significantly affect the estimates. Accordingly, the net realizable values upon liquidation of the financial instruments could be materially different from the estimates presented below.

Financial instruments with carrying value equal to fair value - The carrying value of certain financial assets and liabilities is considered to be equal to fair value as a result of their short term nature. These include cash and due from banks, interest bearing deposits with banks, federal funds sold and securities purchased under resale agreements, accrued interest receivable, customers' acceptance liability and certain financial liabilities including acceptances outstanding, short-term borrowings and interest, taxes, and other liabilities.

Securities and trading assets and liabilities - The fair value of securities and derivative contracts is based on current market quotations, where available. If quoted market prices are not available, fair value is estimated based on the quoted price of similar instruments.

Loans - The fair value of the performing loan portfolio is determined primarily by calculating the present value of expected cash flows using a discount rate as noted below. The loans are grouped, to the extent possible, into homogeneous pools, segregated by maturity, weighted average maturity, and average coupon rate. Depending upon the type of loan involved, maturity assumptions are based on either the contractual or expected maturity date.

For commercial loans, the allowance for credit losses is allocated to the expected cash flows to provide for credit risk. A published interest rate that equates closely to a "risk free" or "low-risk" loan rate is used as the discount rate. The interest rate is adjusted for a liquidity factor as appropriate.

The discount rate used to calculate the fair value of consumer loans is computed using the estimated rate of return an investor would demand for the product without regard to credit risk. The discount rate is formulated by reference to current market rates.

The discount rate used to calculate the fair value of residential mortgages is determined by reference to quoted market prices for loans with similar characteristics and maturities.

Deposits - The fair value of demand, savings, and money market deposits with variable maturities is equal to the carrying value. For deposits with fixed maturities, fair value is estimated using market interest rates currently offered on deposits with similar characteristics and maturities.

Long-term debt - Fair value is estimated using interest rates currently available to the Company for borrowings with similar characteristics and maturities.

The summarized carrying values and estimated fair values of financial instruments as of December 31, 2002 and 2001 follows.

December 31,	2002 Carrying Value	2002 Fair Value	2001 Carrying Value	2001 Fair Value
	in millions			
Financial assets:				
Instruments with carrying value equal to fair value	$ 6,300	$ 6,300	$ 9,921	$ 9,921
Trading assets	13,408	13,408	9,089	9,089
Securities available for sale	14,694	14,694	15,268	15,268
Securities held to maturity	4,628	4,905	4,651	4,840
Loans, net of allowance	43,143	43,940	40,417	41,163
Derivative instruments included in other assets (1)	267	267	49	49
Financial liabilities:				
Instruments with carrying value equal to fair value	7,632	7,632	9,493	9,493
Deposits:				
Without fixed maturities	51,262	51,262	46,099	46,099
Fixed maturities	8,018	8,083	10,408	10,468
Trading account liabilities	7,710	7,710	3,800	3,800
Long-term debt	4,225	4,974	4,491	4,861
Derivative instruments included in other liabilities (1)	100	100	79	79

(1) At December 31, 2002 and 2001, the amounts reported relate to derivative contracts that qualify for hedge accounting treatment as defined by SFAS 133.

The fair value of commitments to extend credit, standby letters of credit and financial guarantees, is not included in the previous table. These instruments generate fees which approximate those currently charged to originate similar commitments.

Note 27. Financial Statements of HSBC USA Inc. (parent)

Condensed parent company financial statements follow.

Balance Sheet December 31,	2002	2001
	in thousands	
Assets:		
Cash and due from subsidiary bank	$ 882	$ 4,809
Interest bearing deposits with banks (including $853,261 and $1,594,250 in banking subsidiary)	918,261	1,659,251
Trading assets	177,448	85,870
Securities available for sale	49,045	63,658
Securities held to maturity (fair value $192,889 and $221,173)	185,784	214,130
Loans (net of allowance for credit losses of $1,329 and $24,643)	107,452	96,191
Receivable from subsidiaries	1,660,589	1,628,845
Investment in subsidiaries at amount of their net assets:		
Banking	7,288,607	6,898,796
Other	1,265,839	1,197,891
Goodwill	604,501	604,501
Other assets	334,495	661,807
Total assets	$12,592,903	$13,115,749
Liabilities:		
Interest, taxes and other liabilities	$ 142,918	$ 831,970
Short-term borrowings	1,484,417	1,634,559
Long-term debt (1)	2,483,620	2,824,398
Long-term debt due to subsidiary (1)	1,085,355	775,792
Total liabilities	5,196,310	6,066,719
Shareholders' equity *	7,396,593	7,049,030
Total liabilities and shareholders' equity	$12,592,903	$13,115,749

* See Consolidated Statement of Changes in Shareholders' Equity, page 55.

(1) Contractual scheduled maturities for the debt over the next five years are as follows: none for 2003, 2004, 2005; 2006 $300 million; and 2007 $100 million.

Statement of Income Year Ended December 31,	2002	2001	2000
		in thousands	
Income:			
Dividends from banking subsidiaries	$670,000	$ 950,000	$400,000
Dividends from other subsidiaries	2,954	3,801	7,501
Interest from banking subsidiaries	105,973	138,254	187,925
Interest from other subsidiaries	392	1,938	1,047
Other interest income	17,264	34,910	69,652
Securities transactions	(894)	5,868	6,542
Other income	23,087	9,612	13,218
Total income	818,776	1,144,383	685,885
Expenses:			
Interest (including $65,263, $61,172, and $61,338 paid to subsidiaries)	241,043	312,902	378,101
Goodwill amortization	-	39,381	28,396
Princeton Note Matter	-	575,000	-
Provision for credit losses	(23,500)	-	14,898
Other expenses	22,638	25,799	57,890
Total expenses	240,181	953,082	479,285
Income before taxes, equity in undistributed income of subsidiaries and cumulative effect of accounting change	578,595	191,301	206,600
Income tax benefit	(54,081)	(311,757)	(92,762)
Income before equity in undistributed income of subsidiaries and cumulative effect of accounting change	632,676	503,058	299,362
Equity in undistributed income (loss) of subsidiaries	222,768	(143,721)	269,597
Income before cumulative effect of accounting change	855,444	359,337	568,959
Cumulative effect of accounting change-implementation of SFAS 133, net of tax	-	(6,199)	-
Net income	$855,444	$ 353,138	$568,959

Statement of Cash Flows Year Ended December 31,	2002	2001	2000
		in thousands	
Cash flows from operating activities:			
Net income	$ 855,444	$ 353,138	$ 568,959
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and deferred taxes	131,685	(42,277)	96,797
Provision for credit losses	(23,500)	-	14,898
Net change in other accrued accounts	(539,887)	96,003	44,326
Undistributed (income) loss of subsidiaries	(222,768)	143,721	(269,597)
Other, net	(136,182)	97,207	(75,242)
Net cash provided by operating activities	64,792	647,792	380,141
Cash flows from investing activities:			
Net change in interest bearing deposits with banks	740,990	(818,752)	1,530,982
Purchases of securities	(5,106)	(89,798)	(3,632,912)
Sales and maturities of securities	46,787	293,632	10,163,473
Payment to shareholders of acquired company	-	-	(7,091,209)
Net originations and maturities of loans	(70,022)	263,044	(25,175)
Other, net	76,882	(50,887)	(61,629)
Net cash provided (used) by investing activities	789,531	(402,761)	883,530
Cash flows from financing activities:			
Net change in short-term borrowings	(150,142)	741,973	(243,235)
Issuance of long-term debt	609,279	-	-
Repayment of long-term debt	(624,320)	(350,000)	(400,000)
Dividends paid	(693,067)	(550,856)	(621,744)
Return of capital	-	(84,939)	-
Other, net	-	-	4,593
Net cash used by financing activities	(858,250)	(243,822)	(1,260,386)
Net change in cash and due from banks	(3,927)	1,209	3,285
Cash and due from banks at beginning of year	4,809	3,600	315
Cash and due from banks at end of year	$ 882	$ 4,809	$ 3,600
Cash paid for:			
Interest	$ 250,098	$ 322,014	$ 384,883

The Bank is subject to legal restrictions on certain transactions with its nonbank affiliates in addition to the restrictions on the payment of dividends to the Company. See Note 15 for further discussion.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no disagreements on accounting and financial disclosure matters between the Company and its independent accountants during 2002.

P A R T III

Item 10. Directors and Executive Officers of the Registrant

Directors
Set forth below is certain biographical information relating to the members of the Company's Board of Directors. Each director is elected annually. There are no family relationships among the directors.

Sal H. Alfiero, age 65, Chairman and Chief Executive Officer, Protective Industries, LLC. Mr. Alfiero has been a director of the Bank since 1996. He is also a director of Phoenix Companies, Inc., Southwire Company, Fresh Del Monte Produce Company and a trustee for the University of Buffalo Foundation. Elected January, 2000.

John R. H. Bond, age 61, Chairman of the Company and the Bank since 1997 and Group Chairman of HSBC since 1998. Formerly President and Chief Executive Officer of the Company and the Bank from 1991 through 1992. Previously Executive Director Banking, The Hongkong and Shanghai Banking Corporation Limited from 1990 to 1991 and Executive Director Americas from 1988 to 1990. He is director and Chairman of HSBC Bank Canada, Chairman of HSBC Bank plc, Chairman of HSBC Bank Middle East, and a director of The Hongkong and Shanghai Banking Corporation Limited and Ford Motor Company. Elected in 1987.

Donald K. Boswell, age 51, President and Chief Executive Officer, Western New York Public Broadcasting Association since 1998. He has been in public broadcasting since 1977. A director of the Bank and the Company since April, 2002.

James H. Cleave, age 60, formerly President and Chief Executive Officer of the Company and the Bank from 1993 through 1997 and formerly Executive Director from June 1992 through December 1992. Previously Director, President and Chief Executive Officer of HSBC Bank Canada since 1987. Mr. Cleave is also a director and Vice Chairman of HSBC Bank Canada. Elected in 1991.

Frances D. Fergusson, age 58, President, Vassar College since 1986. Formerly Provost and Vice President for Academic Affairs, Bucknell University. Dr. Fergusson is a member of the Board of Overseers of Harvard University. She was a director of the Company from 1990 through 1995 and has been a director of the Bank since 1990. Reelected January, 2000.

Douglas J. Flint, age 47, Group Finance Director, HSBC and an Executive Director of HSBC since 1995. A director of HSBC Bank Malaysia Berhad and a director of the Bank since 1998. Mr. Flint is a member of the UK Accounting Standards Board and a former partner in KPMG LLP. Elected January, 2000.

Martin J. G. Glynn, age 51, Director, President and Chief Executive Officer, HSBC Bank Canada and Group General Manager. He joined HSBC Bank Canada in 1982. He is also a director of the Bank and Husky Energy Inc. Elected January, 2000.

Stephen K. Green, age 54, Executive Director Investment Banking and Markets, HSBC and an Executive Director of HSBC since 1998. Joined HSBC in 1982. Group Treasurer from 1992 to 1998. Mr. Green is Chairman of HSBC Investment Bank Holdings plc and HSBC Private Banking Holdings (Suisse) S.A. and a director of HSBC Bank plc, CCF S.A., HSBC Guyerzeller Bank AG and HSBC Trinkaus & Burkhardt KGaA. A director of the Bank and the Company since January, 2000.

Richard A. Jalkut, age 58, President and Chief Executive Officer, Telepacific Communications and Chairman of Birch Telecom, Inc. Formerly President and Chief Executive of Pathnet. Previously President and Group Executive, NYNEX Telecommunications. He was a director of the Company from 1992 through 1995 and has been a director of the Bank since 1992. He is also a director of IKON Office Solutions and Covad Communications. Reelected January, 2000.

Peter Kimmelman, age 58, Private Investor. Formerly a director of Republic and Republic Bank since 1976. A director of the Bank and the Company since January, 2000.

Charles G. Meyer, Jr., age 65, President of Cord Meyer Development Company. Formerly a director of Republic Bank. A director of the Bank and the Company since January, 2000.

James L. Morice, age 65, Sole member, The JLM Group, LLC, a management consulting firm. Formerly a director of Republic and Republic Bank since 1987. A director of the Bank and the Company since January, 2000.

Youssef A. Nasr, age 48, President and Chief Executive Officer of the Company and the Bank since January, 2000 and a director of the Company and the Bank since 1998. Previously President and Chief Executive Officer of HSBC Bank Canada from 1998 through 1999. He joined HSBC in 1976 and was appointed a Group General Manager in 1998. He is also a director of HSBC Bank Canada and Grupo Financiero Bital. Elected in 1998.

Jonathan Newcomb, age 56, Principal, Leeds Weld & Co. Formerly Chairman & CEO, Simon & Schuster, Inc. He is a director of the Bank, The Bureau of National Affairs Inc. and United Business Media. He is also a member of the Board of Trustees of Dartmouth College and the Board of Overseers for Dartmouth's Amos Tuck School of Business Administration. Elected January, 2000.

Henry J. Nowak, age 67, Attorney, Consultant and a member of the U.S. House of Representatives from 1974 through 1992. Prior to his service in the U.S. House of Representatives, he was elected to the office and served as Comptroller of the County of Erie. He was a director of the Company from 1993 through 1995 and has been a director of the Bank since 1993. Reelected January, 2000.

Carole S. Taylor, age 57, Chair of the Canadian Broadcasting Corporation and Past Chair of the Vancouver Board of Trade. Also a director of HSBC Holdings plc, Fairmont Hotels & Resorts and Canfor. Formerly a director of HSBC Bank Canada. A director of the Bank and the Company since April, 2002.

Keith R. Whitson, age 59, Group Chief Executive Officer of HSBC Holdings plc since 1998 and a director since 1994. Deputy Chairman of HSBC Bank plc since 1998 and Chief Executive Officer from 1994 to 1998. Director of the Bank from 1990 to 1992 and from 2000 to present. Appointed Vice Chairman of the Corporation and the Bank in April 2002. He is Chairman of HSBC Bank AS, Turkey. He is also a director of The Hongkong and Shanghai Banking Corporation Limited and Grupo Financiero Bital, Vice Chairman of HSBC Bank Canada and Deputy Chairman, Supervisory Board HSBC Trinkaus and Burkhardt KGaA. He has been with HSBC since 1961. Elected in 1998.

Directors' Compensation

For their services as directors of both the Company and the Bank, all nonemployee directors receive an annual retainer of $35,000, plus a fee of $1,000 for each Board meeting attended. Directors who are employees of HSBC or other Group affiliates do not receive annual retainers or fees. In addition, nonemployee directors who are members of any committee of the Board of Directors other than the Audit and Examining Committee also receive a fee of $1,000 for attendance at committee meetings except, when a meeting is held on the same day as a Board meeting or if participation is by conference telephone, the fee is $500. Additionally, committee chairmen receive annual fees of $2,500 for acting in that capacity. Members of the Audit and Examining Committee receive an annual fee which is $9,000 for the chairman and $6,000 for the other members and $500 per meeting for special meetings. Directors are reimbursed for their expenses incurred in attending meetings. The Company and the Bank have standard arrangements pursuant to which directors may defer all or part of their fees.

The Directors' Retirement Plan covers nonemployee directors elected prior to 1998 and excludes those serving as directors at the request of HSBC. Eligible directors with at least five years of service will receive quarterly retirement benefit payments commencing at the later of age 65 or retirement from the Board, and continuing for ten years. The annual amount of the retirement benefit is a percent of the annual retainer in effect at the time of the last Board meeting the director attended. The percentage is 50 percent after five years of service and increases by five percent for each additional year of service to 100 percent upon completion of 15 years of service. If a director who has at least five years of service dies before the retirement benefit has commenced, the director's beneficiary will receive a death benefit calculated as if the director had retired on the date of death. If a retired director dies before receiving retirement benefit payments for the ten year period, the balance of the payments will be continued to the director's beneficiary. The Plan is unfunded and payment will be made out of the general funds of the Company or the Bank.

Executive Officers

The table below shows the names and ages of all executive officers of the Company and the positions held by them as of March 3, 2003 and the dates when elected an executive officer of the Company or the Bank.

Name	Age	Year Elected	Present Position with the Company
Youssef A. Nasr	48	2000	President and Chief Executive Officer
Gerard Aquilina	51	2002	Senior Executive Vice President
Leslie E. Bains	59	2000	Senior Executive Vice President
Robert M. Butcher	59	1988	Senior Executive Vice President and Chief Financial Officer
Paul L. Lee	56	2000	Senior Executive Vice President and General Counsel
Vincent J. Mancuso	56	1996	Senior Executive Vice President and Group Audit Executive, USA
Brendan McDonagh	44	2002	Senior Executive Vice President
Robert H. Muth	50	1993	Senior Executive Vice President
Joseph M. Petri	50	2001	Senior Executive Vice President
Brian Robertson	48	2002	Senior Executive Vice President
Gerald A. Ronning	55	1991	Executive Vice President and Controller
Iain A. Stewart	44	2000	Senior Executive Vice President
Philip S. Toohey	59	1990	Senior Executive Vice President and Secretary
George T. Wendler	58	2000	Senior Executive Vice President and Chief Credit Officer

Youssef A. Nasr has been a Director of the Company since 1998. From 1998 through 1999, he had been President and Chief Executive Officer of HSBC Bank Canada. He has been a member of the HSBC Group since 1976.

Gerard Aquilina held various management positions with Merrill Lynch from 1984 to 2002. Most recently he was Global Head of Marketing and Wealth Management for their International Private Client Group.

Leslie E. Bains managed domestic private banking and investments at Republic. Ms. Bains joined Republic in 1993.

Brendan McDonagh is an HSBC International Manager who has been with the HSBC Group for over 20 years. He has extensive commercial and retail management experience, and most recently served as Senior Executive, Strategy Implementation, at HSBC Group Headquarters.

Joseph M. Petri was Executive Managing Director and head of sales for HSBC's Investment Banking and Markets, Americas from 1999 to 2000. He was President and Senior Partner of Summit Capital Advisors LLC, a New Jersey based hedge fund from 1995 to 1998. Prior to that, Mr. Petri held a variety of management positions with Merrill Lynch.

Brian Robertson has been appointed Group General Manager and Head of Corporate Investment Banking and Markets, effective March 2003. From 1991 to 1994 he served the Company as Senior Executive Vice President and Chief Credit Officer and as Executive Vice President and Manager, Special Credits. Mr. Robertson has been employed by HSBC since 1975.

Iain A. Stewart is an HSBC International Manager who was Group Treasurer in London from 1994 to 1999 and formerly manager of Group Market Risk. He joined HSBC in 1981 and was Treasurer USA from 1989 to 1993. Effective March 2003, Mr. Stewart has been appointed Group General Manager and Head of Transaction Banking, Corporate Investment Banking and Markets, HSBC Group Headquarters.

Messrs. Lee and Wendler each served Republic or Republic Bank in executive capacities for more than five years. Messrs. Butcher, Mancuso, Muth, Ronning and Toohey each served the Company or the Bank in executive capacities for more than five years. There are no family relationships among the above officers.

Item 11. Executive Compensation

The following table sets forth information as to the compensation earned through December 31, 2002 by the President and Chief Executive Officer and by the four most highly compensated officers of the Company and the Bank for their services on behalf of the Company. Principal position indicates capacity served in 2002.

Summary Compensation Table

		Annual Compensation			Long Term Compensation		
Name and Principal Position	Year	Salary	Bonus	Other	Restricted Stock Awards	LTIP Payouts	All Other Compensation
Youssef A. Nasr	2002	$800,000	$2,250,000	$271,134	$ 700,425	$ -	$ 7,346
President and	2001	784,614	1,500,000	324,920	578,000	-	6,800
Chief Executive Officer	2000	738,461	1,100,000	145,172	441,000	-	423,706
Joseph M. Petri	2002	325,000	1,800,000	1,080	2,700,000	-	5,250
Senior Executive Vice President	2001	284,615	2,185,000	540	2,015,000	-	5,547
Investment Banking and Markets							
Robert H. Muth	2002	575,000	830,000	97,250	220,000	-	18,346
Senior Executive Vice President	2001	567,308	700,000	2,070	200,000	-	16,800
Administration	2000	550,000	550,000	117,241	150,000	-	118,859
Iain A. Stewart	2002	492,180	800,000	640,707	1,589,125	-	88,298
Senior Executive Vice President	2001	514,727	1,600,000	293,723	2,760,000	-	-
Investment Banking and Markets	2000	569,288	2,000,000	80,664	1,466,000	-	243,351
Paul L. Lee	2002	400,000	700,000	3,870	150,000	179,714	-
Senior Executive Vice President	2001	400,000	700,000	1,806	150,000	283,151	-
and General Counsel	2000	200,000	550,000	965	150,000	254,036	8,877

Prior to 2001 Mr. Petri was compensated by an HSBC entity other than the Company.

Other Annual Compensation for Mr. Nasr includes reimbursement of rental expenses and related tax gross-ups amounting to $260,535 in 2002, $322,108 in 2001 and $142,119 in 2000. Mr. Muth's Other Annual Compensation in 2002 includes an automobile allowance of $26,287 and imputed income and tax gross-ups amounting to $43,296 related to an executive relocation package. Mr. Muth's 2001 Other Annual Compensation included imputed insurance benefits and in 2000 it included tax gross-ups of $96,448. Other Annual Compensation in 2002 for Mr. Stewart includes a housing allowance of $224,073 and $210,507 in tax gross-ups. In 2001 Mr. Stewart's Other Annual Compensation included a housing allowance of $218,793 and in 2000 it included an executive travel allowance and related tax gross-ups of $51,221. Other Annual Compensation for Mr. Petri and Mr. Lee represent imputed insurance benefits for each of the years presented.

The Restricted Stock Awards represent the monetary value at grant date of awards made under the HSBC Restricted Share Plan for performance in the year indicated. The number of shares of HSBC Holdings plc common stock corresponding to the 2002 awards will not be known until HSBC actually purchases the shares, which is expected to occur in the second quarter of 2003. Dividends are paid on all restricted shares and are reinvested in additional restricted shares. The aggregate number and value at December 31, 2002 of restricted share holdings for each of the named executives was: Mr. Nasr: 138,432 shares ($1,530,516); Mr. Petri: 223,353 shares ($2,469,409); Mr. Muth: 60,788 shares ($672,077); Mr. Stewart: 439,443 shares ($4,858,518); and Mr. Lee: 25,107 shares ($277,585).

Of Mr. Stewart's restricted share holdings at December 31, 2002, 211,045 shares represent the accumulated balance of shares originally granted on March 19, 2002, 50% of which will vest in 2003 and 50% in 2005. Of Mr. Petri's restricted share holdings at December 31, 2002, 32,644 shares represent the accumulated balance of shares originally granted on February 28, 2001 which will vest in 2003. Mr. Petri's restricted share holdings also include 177,189 shares accumulated from a March 19, 2002 grant which will vest 50% in 2003 and 50% in 2004. The aggregate restricted share holdings of Messrs. Nasr and Stewart at December 31, 2002 include shares granted for performance while employed by HSBC entities other than the Company of 53,706 and 59,612 respectively.

No stock options on HSBC Holdings plc common stock were granted under the HSBC Executive Share Option Plan to any of the named executives for the performance years indicated.

The Long-Term Incentive Plan payouts to Mr. Lee represent payments made under Republic's Long-Term Incentive Plan.

All Other Compensation in 2002 for Messrs. Nasr and Petri represents the Company's matching 401(k) plan contribution. Mr. Muth's All Other Compensation in 2002 represents the Company's matching 401(k) plan contribution and a four percent credit on salary deferred under the Company's deferred salary plan. Since deferred salary is not eligible for the company matching contributions under the 401(k) plan, salary deferrals are increased by four percent, the maximum matching contribution available under the 401(k) plan. All Other Compensation in 2002 for Mr. Stewart represents pension contributions made by HSBC on his behalf.

Aggregated Stock Options Exercised in 2002 and Option Values as of Year End 2002

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options as of December 31, 2002		Value of Unexercised In-the-Money Options as of December 31, 2002 (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Youssef A. Nasr (1)	18,000	$-	108,000	-	$299,343	$-
Joseph M. Petri	-	-	-	-	-	-
Robert H. Muth	-	-	39,000	-	76,543	-
Iain A. Stewart	-	-	106,500	-	316,207	-
Paul L. Lee	-	-	-	-	-	-

(1) On March 8, 2002 Mr. Nasr exercised his right to purchase 18,000 shares of HSBC Holdings plc common stock at an exercise price of 2.1727 GBP per share. No monetary value was realized upon exercise because Mr. Nasr continues to hold these shares.

(2) The value of unexercised in-the-money options is based on the December 31, 2002 closing price per share of 6.865 GBP for HSBC Holdings plc common stock as quoted on the London Stock Exchange and the December 31, 2002 U.S. dollar exchange rate of 1.6105 per GBP.

The unexercised stock options included above on HSBC Holdings plc common stock were granted under the HSBC Holdings Executive Share Option Scheme for performance years 1997 and prior. The option awards for Messrs. Nasr and Stewart are for performance while employed by other HSBC entities.

The following table shows the estimated annual retirement benefit payable upon normal retirement on a straight life annuity basis to participating employees, including officers, in the compensation and years of service classifications indicated under the Company's retirement plans which cover most officers and employees on a noncontributory basis. The amounts shown are before application of social security reductions. Years of service credited for benefit purposes is limited to 30 years in the aggregate.

Five Year Average Compensation	Representative Years of Credited Service				
	15	20	25	30	35
$200,000	$ 58,600	$ 78,600	$ 98,600	$118,600	$119,100
250,000	73,250	98,250	123,250	148,250	148,875
300,000	87,900	117,900	147,900	177,900	178,650
350,000	102,550	137,550	172,550	207,550	208,425
400,000	117,200	157,200	197,200	237,200	238,200
450,000	131,850	176,850	221,850	266,850	267,975
500,000	146,500	196,500	246,500	296,500	297,750
600,000	175,800	235,800	295,800	355,800	357,300
700,000	205,100	275,100	345,100	415,100	416,850
800,000	234,400	314,400	394,400	474,400	476,400

The Pension Plan is a noncontributory defined benefit pension plan under which the Bank and other participating subsidiaries of the Company make contributions in actuarially determined amounts. Compensation covered by the

Pension Plan includes regular basic earnings (including salary reduction contributions to the 401(k) plan), but not incentive awards, bonuses, special payments or deferred salary. The Company maintains supplemental benefit plans which provide for the difference between the benefits actually payable under the Pension Plan and those that would have been payable if certain other awards, special payments and deferred salaries were taken into account and if compensation in excess of the limitations set by the Internal Revenue Code could be counted. Payments under these plans are unfunded and will be made out of the general funds of the Bank or other participating subsidiaries. The calculation of retirement benefits is based on the highest five-consecutive year compensation.

Members of the Senior Management Committee of the Bank receive two times their normal credited service for each year and fraction thereof served as a committee member in determining pension and severance benefits to a maximum of 30 years of credited service in total. This additional service accrual is unfunded and payments will be made from the general funds of the Bank or other subsidiaries. As of December 31, 2002, the individuals listed in the Summary Compensation Table, have total years of credited service in determining benefits payable under the plans as follows: Mr. Nasr, 17.25; Mr. Muth, 19.50 and Mr. Lee, 11.75. Mr. Petri participates in the Company's defined contribution retirement plan covering employees hired after 1996 and therefore does not receive the special credited service for Senior Management Committee members, applicable to the Company's defined benefit retirement plan. Since Mr. Stewart is an HSBC International Manager, he does not participate in the Company's retirement plans.

In addition to the pension benefits payable under the Company plan, Messrs. Nasr and Muth are also entitled to receive pension benefits under the plan of HSBC Bank Canada. Under terms of employment with the Company, they may receive additional pension benefits which take into account their combined total years of service with HSBC. Payments under these arrangements are unfunded and any additional amounts due would be paid out of the general funds of the Bank.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Principal Holder of Securities
The Company is 100 percent owned by HSBC North America Inc. HSBC North America Inc., is an indirect wholly owned subsidiary of HSBC Holdings plc.

Messrs. Bond, Flint, Green and Whitson are officers and directors of HSBC.

None of the directors or executive officers owned any of the Company's common stock at December 31, 2002.

Item 13. Certain Relationships and Related Transactions

Directors and officers of the Company, members of their immediate families and HSBC and its affiliates were customers of, and had transactions with, the Company, the Bank and other subsidiaries of the Company in the ordinary course of business during 2002. Similar transactions in the ordinary course of business may be expected to take place in the future.

All loans to executive officers and directors and members of their immediate families and to HSBC and its affiliates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features.

Item 14. Controls and Procedures

Under the direction of the Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the Company has enhanced its process of reviewing internal controls to include and emphasize "disclosure controls and procedures" as defined by the U. S. Securities and Exchange Commission (SEC). Under that definition the term means controls and other procedures designed to ensure that information required to be disclosed in the Company's reports filed with the SEC is recorded, processed, summarized and reported by the due dates specified by the SEC's rules. Such controls and procedures must be designed to ensure that information required to be disclosed in reports filed with the SEC, is accumulated and communicated to the Company's management personnel to allow timely decisions regarding required disclosure. Also, this process is the support for the certifications of the CEO and CFO included in this report.

Since 1993, the CEO and CFO have reported on the Bank's internal controls over financial reporting pursuant to FDICIA regulations. The Company's independent auditors have annually attested, without qualification, to the reports. Thus management is well acquainted with the process underlying the attestation to financial reporting controls. The current enhancement of the review process is building on the annual review at the Bank for FDICIA purposes as well as various other internal control processes and procedures which management has established and monitors. The review will be conducted quarterly and include all subsidiaries of the Company.

To monitor the Company's compliance with the new SEC rules regarding disclosure controls and procedures, the Company has formed a Disclosure Committee chaired by its CFO. The Disclosure Committee is composed of key members of senior management, who have knowledge of significant portions of the Company's internal control system as well as the business and competitive environment in which the Company operates. The Disclosure Committee covers all of the Company's significant business and administrative functions. One of the key responsibilities of each Disclosure Committee member is to review the document to be filed with the SEC as it progresses through the preparation process. Open lines of communication to financial reporting management exist for Disclosure Committee members to convey comments and suggestions.

The Disclosure Committee has designated a preparation-working group that is responsible for providing and/or reviewing the detail supporting financial disclosures. The Disclosure Committee also has designated a business issues working group that is responsible for the development of forward-looking disclosures.

The Company's CEO and CFO have concluded that, based on the deliberations of the Disclosure Committee and input received from senior business and financial managers, the Company's disclosure controls and procedures were effective as of December 31, 2002 (the disclosure control evaluation date) and that those controls and procedures support the disclosures in this document. Subsequent to December 31, 2002 through the date hereof, there were no significant changes in the aforementioned controls or in other factors that affect them.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1) **Financial Statements**

HSBC USA Inc.:
- Consolidated Balance Sheet
- Consolidated Statement of Income
- Consolidated Statement of Changes in Shareholders' Equity
- Consolidated Statement of Cash Flows

HSBC Bank USA:
- Consolidated Balance Sheet

Summary of Significant Accounting Policies
Notes to Financial Statements

(2) **Financial Statement Schedules**

All required schedules are omitted since they are either not applicable or the information is presented elsewhere in this document.

(3) **Exhibits**

3 (i) Registrant's Restated Certificate of Incorporation and Amendments thereto, Exhibit 3(a) to the Company's 1999 Annual Report on Form 10-K incorporated herein by reference.

(ii) Registrant's By-Laws, as Amended to Date, Exhibit 3 to the Company's Form 10-Q for the quarter ended June 30, 2002 incorporated herein by reference.

4 Instruments Defining the Rights of Security Holders, Including Indentures, incorporated by reference to previously filed periodic reports.

12.01 Computation of Ratio of Earnings to Fixed Charges (filed herewith)

12.02 Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (filed herewith)

21 Subsidiaries of the Registrant
The Company's only significant subsidiary, as defined, is HSBC Bank USA, a state bank organized under the laws of New York State.

23 Consent of Independent Accountants

(b) **Reports on Form 8-K**

A current report on Form 8-K was filed with the Securities and Exchange Commission November 4, 2002 announcing that HSBC USA Inc. had submitted the certification required pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 in connection with its Form 10-Q for the quarterly period ended September 30, 2002.

S I G N A T U R E S

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC USA Inc.
Registrant



Philip S. Toohey
Senior Executive Vice President
and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on March 3, 2003 by the following persons on behalf of the Registrant and in the capacities indicated:



Robert M. Butcher
Senior Executive Vice President
and Chief Financial Officer
(Principal Financial Officer)



Gerald A. Ronning
Executive Vice President
and Controller
(Principal Accounting Officer)

Sal H. Alfiero* Director
John R. H. Bond*
Chairman of the Board
Donald K. Boswell* Director
James H. Cleave* Director
Frances D. Fergusson* Director
Douglas J. Flint* Director
Martin J. G. Glynn* Director
Stephen K. Green* Director
Richard A. Jalkut* Director
Peter Kimmelman* Director
Charles G. Meyer, Jr.* Director
James L. Morice* Director
Youssef A. Nasr*
Director, President
and Chief Executive Officer
Jonathan Newcomb* Director
Henry J. Nowak* Director
Carole S. Taylor* Director
Keith R. Whitson* Director

* 

Philip S. Toohey
Attorney-in-fact

C E R T I F I C A T I O N S

I, Youssef A. Nasr, certify that:

1. I have reviewed this annual report on Form 10-K of HSBC USA Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 3, 2003



Youssef A. Nasr
President and Chief Executive Officer

I, Robert M. Butcher, certify that:

1. I have reviewed this annual report on Form 10-K of HSBC USA Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 3, 2003



Robert M. Butcher
Senior Executive Vice President and
Chief Financial Officer

Exhibit 12.01

HSBC USA Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

Year Ended December 31,	2002	2001	2000	1999	1998
Excluding interest on deposits					
Income before cumulative effect of accounting change	$ 855	$ 354	$ 569	$ 464	$ 527
Applicable income tax expense	510	226	339	308	238
Less undistributed equity earnings	7	9	8	4	2
Fixed charges:					
Interest on:					
Borrowed funds	232	337	445	130	204
Long-term debt	263	328	420	112	96
One third of rents, net of income from subleases	17	18	22	15	14
Total fixed charges	512	683	887	257	314
Earnings before taxes and cumulative effect of accounting change based on income and fixed charges	$1,870	$1,254	$1,787	$1,025	$1,077
Ratio of earnings to fixed charges	3.65	1.84	2.01	3.99	3.43
Including interest on deposits					
Total fixed charges (as above)	$ 512	$ 683	$ 887	$ 257	$ 314
Add: Interest on deposits	936	1,857	2,334	853	867
Total fixed charges and interest on deposits	$1,448	$2,540	$3,221	$1,110	$1,181
Earnings before taxes and cumulative effect of accounting change based on income and fixed charges (as above)	$1,870	$1,254	$1,787	$1,025	$1,077
Add: Interest on deposits	936	1,857	2,334	853	867
Total	$2,806	$3,111	$4,121	$1,878	$1,944
Ratio of earnings to fixed charges	1.94	1.22	1.28	1.69	1.65

Exhibit 12.02

HSBC USA Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Dividends
(in millions, except ratios)

Year Ended December 31,	2002	2001	2000	1999	1998
Excluding interest on deposits					
Income before cumulative effect of accounting change	$ 855	$ 354	$ 569	$ 464	$ 527
Applicable income tax expense	510	226	339	308	238
Less undistributed equity earnings	7	9	8	4	2
Fixed charges:					
Interest on:					
Borrowed funds	232	337	445	130	204
Long-term debt	263	328	420	112	96
One third of rents, net of income from subleases	17	18	22	15	14
Total fixed charges	512	683	887	257	314
Earnings before taxes and cumulative effect of accounting change based on income and fixed charges	$1,870	$1,254	$1,787	$1,025	$1,077
Total fixed charges (as above)	$ 512	$ 683	$ 887	$ 257	$ 314
Preferred dividends	23	25	28	-	-
Ratio of pretax income to income before cumulative effect of accounting change	1.60	1.64	1.60	1.66	1.45
Total preferred stock dividend factor	37	41	44	-	-
Fixed charges, including preferred stock dividend factor	$ 549	$ 724	$ 931	$ 257	$ 314
Ratio of earnings to combined fixed charges and preferred dividends	3.41	1.73	1.92	3.99	3.43
Including interest on deposits					
Fixed charges, including preferred stock dividend factor (as above)	$ 549	$ 724	$ 931	$ 257	$ 314
Add: Interest on deposits	936	1,857	2,334	853	867
Total fixed charges, including preferred stock dividend factor and interest on deposits	$1,485	$2,581	$3,265	$1,110	$1,181
Earnings before taxes and cumulative effect of accounting change based on income and fixed charges (as above)	$1,870	$1,254	$1,787	$1,025	$1,077
Add: Interest on deposits	936	1,857	2,334	853	867
Total	$2,806	$3,111	$4,121	$1,878	$1,944
Ratio of earnings to combined fixed charges and preferred dividends	1.89	1.21	1.26	1.69	1.65

HSBC USA Inc.
452 Fifth Avenue, NY, NY 10018, USA
Telephone: (212) 525-5000
Facsimile: (716) 841-4506
Web: www.us.hsbc.com